UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics’ 2013 Dutch Statutory Annual Report, including the 2013 IFRS Statutory Accounts.

STMicroelectronics N.V.

Annual Report 2013

This statutory annual report for the fiscal year ended on December 31, 2013 has been approved and duly signed on April 28, 2014 for presentation to the STMicroelectronics N.V. 2014 Annual General Meeting of Shareholders by:

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Didier Lombard (Chairman)

Bruno Steve (Vice Chairman)

Jean d’Arthuys

Janet G. Davidson

Jean-Georges Malcor

Alessandro Ovi

Alessandro Rivera

Martine Verluyten

Tom de Waard

Contents

1. MESSAGE FROM THE PRESIDENT AND CEO ON THE FINANCIAL YEAR 2013	5

2. CORPORATE OVERVIEW	7

2.1. HISTORY AND DEVELOPMENT OF STMICROELECTRONICS	7
2.2. STRATEGY & OBJECTIVES	7
2.3. ORGANIZATIONAL STRUCTURE	7
2.4. PRODUCTS AND ACTIVITIES	8
2.5. SALES, MARKETING AND DISTRIBUTION	8
2.6. RESEARCH & DEVELOPMENT	8
2.7. SUSTAINABILITY	9

3. REPORT OF THE MANAGING BOARD	10

3.1. STATEMENT OF THE SOLE MEMBER OF THE MANAGING BOARD	10
3.2. BUSINESS OVERVIEW & PERFORMANCE	10
3.2.1. Results highlights for the year 2013	10
3.2.2. 2013 Business overview	10
3.2.3. 2013 Key announcements	20
3.2.4. Business and financial outlook for 2014	21
3.2.5. Liquidity and financial position	22
3.2.6. Financial risk management	23
3.3. RISK MANAGEMENT AND INTERNAL CONTROL	24

4. REPORT OF THE SUPERVISORY BOARD	26

4.1. COMPOSITION OF THE SUPERVISORY BOARD	26
4.2. MEETINGS AND ACTIVITIES OF THE SUPERVISORY BOARD	29
4.3. AUDIT COMMITTEE	30
4.4. COMPENSATION COMMITTEE	31
4.5. STRATEGIC COMMITTEE	31
4.6. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	32
4.7. SECRETARIAT AND CONTROLLERS	32
4.8. REMUNERATION REPORT	32
4.8.1. Share ownership	34
4.8.2. Stock awards and options	34
4.8.3. Employee and Managing Board stock-based compensation plans	35
4.8.4. Supervisory Board stock option plans	36

5. CORPORATE GOVERNANCE	38

5.1. COMMITMENT TO THE PRINCIPLES OF GOOD CORPORATE GOVERNANCE	38
5.2. GENERAL MEETING OF SHAREHOLDERS	39
5.3. SUPERVISORY BOARD	41
5.4. MANAGING BOARD	42
5.5. EXECUTIVE OFFICERS	44
5.6. INDEMNIFICATION OF MEMBERS OF OUR MANAGING BOARD AND SUPERVISORY BOARD	45
5.7. RISK MANAGEMENT AND CONTROL SYSTEMS	46
5.8. REQUIRED INFORMATION ARTICLE 10 TAKEOVER DIRECTIVE	46
5.9. CODE OF ETHICS	48
5.10. DEVIATIONS FROM THE CODE	48
5.11. MAJOR SHAREHOLDERS	48
5.12. SHAREHOLDERS’ AGREEMENTS	51
5.12.1. STH Shareholders’ Agreement	51

6. DIVIDEND POLICY	55

7. CONSOLIDATED FINANCIAL STATEMENTS	56

7.1. CONSOLIDATED INCOME STATEMENT	56
7.2. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	57
7.3. CONSOLIDATED STATEMENT OF FINANCIAL POSITION	58
7.4. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	59
7.5. CONSOLIDATED STATEMENT OF CASH FLOWS	61
7.6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	62
7.6.1. Corporate information	62
7.6.2. Basis of preparation	62
7.6.3. Statement of compliance	62
7.6.4. Basis of consolidation	62
7.6.5. Changes in accounting policies	63
7.6.6. Standards issued but not yet effective	63
7.6.7. Summary of significant accounting policies	65
7.6.8. Critical accounting estimates and judgments	76
7.6.9. Investments in associates and jointly controlled entities	77
7.6.10. Property, plant and equipment	79
7.6.11. Intangible assets	81
7.6.12. Goodwill	83
7.6.13. Other financial assets and financial liabilities	84
7.6.14. Other non-current assets	92
7.6.15. Inventories	92
7.6.16. Trade accounts receivable	93
7.6.17. Other receivables and assets	94
7.6.18. Cash and cash equivalents	94
7.6.19. Cash generated from operations	94
7.6.20. Equity	95
7.6.21. Provisions	99
7.6.22. Employee benefits	100
7.6.23. Other non-current liabilities	105
7.6.24. Trade accounts payable, other payables and accrued liabilities	105
7.6.25. Significant categories of income	105
7.6.26. Operating segment information	105
7.6.27. Expenses by nature	108
7.6.28. Other income / expenses	108
7.6.29. Finance income / costs	109
7.6.30. Components of other comprehensive income	109
7.6.31. Income tax	109
7.6.32. Earnings per share	113
7.6.33. Related party	113
7.6.34. Commitments, contingencies, claims and legal proceedings	116
7.6.35. Financial risk management objectives and policies	118

8. COMPANY FINANCIAL STATEMENTS	121

8.1. STMICROELECTRONICS N.V. COMPANY BALANCE SHEET	121
8.2. STMICROELECTRONICS N.V. COMPANY STATEMENT OF INCOME	122
8.3. NOTES TO STMICROELECTRONICS N.V. COMPANY FINANCIAL STATEMENTS	122
8.3.1. General	122
8.3.2. Basis of Presentation	122
8.3.3. Summary of Significant Accounting Policies	122
8.3.4. Intangible Assets	123
8.3.5. Investments in Subsidiaries	123
8.3.6. Investments in associates and jointly controlled entities	125
8.3.7. Available-for-Sale Financial Assets	127
8.3.8. Group Companies Short-term Loans	127
8.3.9. Other Group companies receivables and payables	128
8.3.10. Shareholder’s equity	129

8.3.11. Other payables and accrued liabilities	131
8.3.12. Long-term debt	131
8.3.13. Other non-current liabilities	132
8.3.14. Guarantees and contingencies	132
8.3.15. Wages, salaries and social charges	132
8.3.16. Commitments	132
8.3.17. Related party transactions	133

9. OTHER INFORMATION	134

9.1. AUDITORS’ REPORT	134
9.2. APPROPRIATION OF RESULTS – PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION	134
9.3. BRANCHES	134

10. IMPORTANT DATES	136

1.    Message from the President and CEO on the financial year 2013

Dear Shareholder,

During 2013, our Company was focused on executing the strategy we announced in December 2012. At the core of our strategy are five key growth drivers — Analog and MEMS, Power and Smart Power, Automotive, Microcontrollers, and Digital Consumer and ASIC — and a financial model targeting an operating margin improvement by mid-2015. While we still have much to accomplish, the steps we took during the year and the results we achieved showed solid progress toward our goals.

First, we completed the announced split-up of ST-Ericsson as planned, at a lower cost than anticipated, and in a socially responsible manner. With that action, we took on key competencies to strengthen product development teams across ST. We are already seeing the benefits of these additional resources in a new wave of products that are being launched in 2014.

Second, we made important progress on our key financial indicators:

•	We significantly improved our operating result: from a loss of $2,286 million in 2012 to a loss of $567 million in 2013, and

•	ST also maintained a strong cash position and solid capital structure, with a net cash balance exiting the year of $741 million.

During 2013, we also initiated gradual structural changes to our manufacturing footprint to ensure that, complemented by our foundry sourcing, it aligns with our needs. These changes envisage the gradual expansion of 8-inch capacity in Singapore and Catania, Italy, while winding down certain 6-inch manufacturing lines and consolidating our back-end activities in China to Shenzhen.

Also in 2013 we signed with the French government, subject to the approval by the European Union, the key frame agreement for the ‘Nano2017’ program which supports our proprietary R&D activities for CMOS derivative technology. This program will strengthen our leadership in key technologies: FD-SOI for logic and embedded non-volatile memories for microcontrollers.

Over the course of the year, we distributed $0.40 per share, or $356 million, in dividends to shareholders. We consider the dividend an important vehicle to return value to shareholders.

2013 was also a year of market-share gains, although the market did not grow as we had expected at the beginning of the year. In fact, excluding the former ST-Ericsson, ST products grew 3.2% while the market we serve declined by about 1.6%, according to WSTS1.

Almost all of our product groups contributed to our market share gains:

•
Our Microcontroller business achieved impressive results, with our general purpose 32-bit products growing 60% year-on-year to around $350 million in revenues. In secure microcontrollers we captured major wins such as our sensor hub at leading smartphone vendors. We strengthened our leading position in Secure Element, shipping 5 times more ST33 secure chips than in 2012, and introduced the second generation of this product family. In Asia, we achieved banking certifications of our secure chips with several major payment smartcard players.

•
Our Automotive business made a strong contribution to growth in 2013, with solid performance across all applications thanks to the continuously increasing semiconductor content in cars. Our 32-bit automotive-grade microcontroller family brought in over $100 million in revenues and now has cumulatively achieved more than $2.5 billion in design wins. Our smart power products saw double-digit growth and we also saw major growth in active safety with our radar and vision-processing products. We also won important designs in telematics and navigation and announced our latest satellite-positioning chips.

•
In MEMS and Sensors, we consolidated our industry-leading position in motion MEMS with wins at top phone OEMs and proliferation in wearable devices. We also started high-volume production of our iNEMO smart-sensor systems, and launched a new family of Android KitKat-compliant smart motion sensors. In addition, we ramped our MEMS microphones business, shipping over 100 million units, with four times the revenues of 2012. Our environmental sensors captured multiple wins, with our highly accurate pressure sensor and next generation touchscreen controllers starting to ship; finally, we broadened our sales base in the fast-growing Chinese market, doubling our sales to Chinese smartphone OEMs.

______________
1	WSTS: World Semiconductor Trade statistics — FY13 SAM

•
In Power and Smart Power management products, we won significant business with global leaders in appliance and consumer technology. We earned successes in mobile with volume shipments of antenna-tuning products for 4G LTE devices and a new product family for battery management. We also introduced major new products for the growing smart-home and smart-meter markets, including launching the world’s first intelligent-gateway solution for metering.

•
It has been an important year for our Set-Top-Box and Home-Gateway business as well as our business in digital ASICs, as we put in place certain foundations for a turnaround, though time is still required. Our early transition to ARM-based cores is paying off in allowing us to create truly industry-leading products, such as our new Client/Server portfolio for Ultra HD. We have seen strong traction and early customer adoption for this family with multiple design wins — 5 in the fourth quarter of 2013 alone — including in the US cable market. We also advanced our plans for the US market with DOCSIS 3.0 certification for cable-data gateway and interactive set-top-box products. Our faster, cooler, and simpler FD-SOI technology is well on its way to becoming a significant revenue generator for us in 2015 as we already working on 15 active designs, including multiple design wins for custom chips for networking and consumer applications.

•
In Imaging, we have achieved good traction with our repositioned image signal processors and sensors portfolio serving new applications. We have also been highly successful with our BiCMOS and Silicon Photonics businesses, which serve the data and telecom-equipment manufacturers, and where we have won over 30 new custom projects.

Looking into 2014, there are several encouraging signs for market growth this year and we believe that ST is well positioned to capture the opportunities that will enable us to grow — thanks to our focused product portfolio, our strong customer relationships as well as our initiatives to expand our customer base and to address new, promising application areas and business models, including Wearable and Internet of Things.

These revenue growth initiatives, together with gross margin improvement and expense reduction actions, will allow us to continue to progress toward our target financial model which we expect to achieve by mid-2015.

Looking beyond 2014, we believe that our growth strategy will support some crucial global mega-trends: the need for dramatic reduction of CO2 emissions via smart energy usage; more security to protect people’s data thanks to embedded intelligence everywhere and the humanization of technology, with more intuitive man-to-machine interfaces for more natural, immersive and intuitive interaction between people and devices.

Leveraging our corporate culture and our 45,000 skilled and engaged employees, ST can and will contribute with sustainable solutions to meet the challenges of society, while benefiting from the increasingly important role of microelectronics in improving the quality of life. This is not just our vision, but the commitment of each of us at ST.

2.    Corporate overview

2.1. History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics” or “ST”) is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life.

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). Until 1998, we operated as SGS-Thomson Microelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. We are registered with the trade register (handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel) under no. 33194537. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

2.2. Strategy & objectives

Our strategy, which we announced on December 10, 2012, takes into account the evolution of the markets we are in and the environment and opportunities we see in the years to come. It is based on our leadership in our two product segments, which were effective January 1, 2013: (i) Sense & Power and Automotive Products (“SP&A”) comprised of Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and (ii) Embedded Processing Solutions (“EPS”) comprised of Digital Convergence Group (“DCG”), Imaging, Bi-CMOS ASIC and Silicon Photonics (“IBP”), Microcontrollers, Memory & Security (“MMS”), Wireless (“WPS”), which are former ST-Ericsson legacy products, and Other EPS. Each segment is supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market.

Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

We continue to advance towards our target financial model, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net operating expenses.

2.3. Organizational structure

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content. We are organized in a matrix structure with geographic regions interacting with product groups, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations. While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

2.4. Products and activities

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system level solutions with high growth digital and mixed signal content. Our product families are comprised of differentiated application specific products: our dedicated analog, mixed signal and digital application specific integrated circuits (“ASICs”) as well as application specific standard products (“ASSP”) offerings and semi custom devices, that are organized under our two product segments, which are (i) Sense & Power and Automotive Products (“SP&A”) and (ii) Embedded Processing Solutions (“EPS”).

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems oriented technologies that enable us to produce differentiated and application specific products, including bipolar CMOS technologies (“Bi-CMOS”) for mixed signal applications, and diffused metal on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System on Chip (“SoC”) and System in Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for some of their products.

2.5. Sales, Marketing and Distribution

In 2012, we reorganized our Sales & Marketing organization with the primary objectives of accelerating sales growth and gaining market share. The changes were designed along three key drivers: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales teams that are fully aligned with the Product Groups.

Following this reorganization, the previous sales organization structured by market segment was replaced by a new sales organization structured as a combination of country/area coverage and key accounts coverage. Our Sales & Marketing organization is now structured into six units: four regional sales organizations and two major accounts units.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

2.6. Research & Development

We believe that market driven research and development (“R&D”) founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible. We combine front-end manufacturing and technology R&D under the same organization for each of the SP&A and EPS segments to ensure a smooth flow of information between the R&D and manufacturing organizations and we leverage on significant synergies and shared activities between the two segments to cross-fertilize both businesses.

We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts.

We currently own approximately 16,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 598 original new patent applications filed in 2013. The Company draws on a rich pool of chip fabrication technologies, including advanced FD-SOI (Fully Depleted Silicon-on-Insulator) CMOS (Complementary Metal Oxide Semiconductor), mixed-signal, analog and power processes, and is a partner in the International Semiconductor Development Alliance (ISDA) for the development of next-generation CMOS technologies.

2.7. Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have progressively enlarged our scope of commitments and we now address 22 top sustainability priorities that have been identified as the most significant for our business success and for our stakeholders’ satisfaction. Today our approach to sustainability is embedded in our business strategy with objectives in terms of product stewardship, customer satisfaction and innovation management. Over these past 26 years, we have made outstanding progress: we are among the leaders in safety with a 24% decrease in our recordable cases rate in 2013 versus 2012 and a 78% decrease since 2002, we have reduced our water consumption per production unit by 73% compared to 1994, we launched in 2006 a companywide Health Plan program to provide all our employees with the same access to healthcare, we conduct Social and Ethics audits to ensure our major sites’ compliance to the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, to name a few initiatives implemented in the field.

STMicroelectronics is included in some of the main Sustainability indices (DJSI Europe, FTSE4Good, FTSE ECPI index series, ASPI, ECPI and Ethibel).

Our approach to sustainability is expressed at a high level in ST’s Principles for Sustainable Excellence, our business code of conduct; and in a more operational way, in our Sustainability strategy that is regularly updated to ensure its alignment with our business and stakeholders’ priorities.

3.    Report of the Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Carlo Bozotti, sole member of the Managing Board and President and Chief Executive Officer, was re-appointed in 2011 for a three-year term to expire at our Annual Shareholders’ Meeting in 2014.

3.1. Statement of the Sole Member of the Managing Board

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the statutory financial statements as at December 31, 2013 and for the year then ended, prepared in accordance with IFRS and Title 9 of Part 2 of The Netherlands Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the Director’s report includes a true and fair view concerning the position as per the statement of financial position date, the development and performance of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties they face.

Carlo Bozotti,

Sole Member of the Managing Board,

President and Chief Executive Officer

3.2. Business overview & performance

3.2.1. Results highlights for the year 2013

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories and, as a consequence of our exit from ST-Ericsson, excludes also the Wireless Application Specific market (Broadband and Application Processor)).

Based on published industry data by WSTS, semiconductor industry revenues increased in 2013 on a year-over-year basis by approximately 5% for the TAM to reach about $306 billion. The SAM declined by approximately 2% to reach about $139 billion.

With reference to our business performance, in 2013, we registered a decline of 4.8% in terms of revenues as a consequence of our exit from ST-Ericsson. Excluding the Wireless product line, our revenues increased 3.2%, a better performance than the SAM, with the main contributions coming from our microcontrollers and automotive products.

Our effective average exchange rate for 2013 and 2012 was $1.31 for €1.00.

Our 2013 gross margin was 25.4% of revenues, increasing by approximately 250 basis points compared to the prior year, primarily due to lower impairment and amortization charges of the capitalized development costs.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses amounted to $2,714 million, a significant decrease compared to $3,458 million in the prior year, primarily due to the ST-Ericsson wind down and the initial benefits of our ongoing restructuring initiatives.

Restructuring expenses and impairment charges included in the different lines of the consolidated income statement have significantly decreased to $561 million from $1,935 million in 2012, since 2012 included $1,802 million of a non-cash impairment charge on Wireless goodwill and other intangible assets.

Our operating losses were $567 million in 2013, improving compared to the loss of $2,286 million in 2012. The improvement in our operating losses in 2013 was mainly driven by our reduction of operating expenses and lower impairment charges.

3.2.2. 2013 Business overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and unitary cost have decreased, semiconductors have expanded beyond their original primary applications (i.e. computer systems) to applications such as telecommunication systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs.

Our major customers include Apple, Blackberry, Bosch, Cisco, Conti, Hewlett-Packard, Nokia, Oberthur, Samsung, and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and Yosun. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long-term. Factors that contribute to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry.

3.2.2.1.        Strategy

Our strategy, which we announced on December 10, 2012, takes into account the evolution of the markets we are in and the environment and opportunities we see in the years to come. It is based on our leadership in our two product segments, SP&A and EPS. Each segment is supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market. Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

We continue to advance towards our target financial model, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net operating expenses.

3.2.2.2.        Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past two years, whereby the 2012 figures included the employees of the consolidated entities of ST-Ericsson JVS.

	2013	2012
France	10,350	10,430
Italy	9,450	8,840
Rest of Europe	950	2,190
United States	1,040	1,280
Mediterranean (Malta, Morocco, Tunisia)	4,490	4,440
Asia	19,110	21,280
Total	45,390	48,460

	2013	2012
Research and Development	8,970	11,490
Marketing and Sales	2,190	2,460
Manufacturing	29,550	29,450
Administration and General Services	2,220	2,520
Divisional Functions	2,460	2,540
Total	45,390	48,460

Our future success, particularly in a period of strong increased demand, will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees, if required, during production spikes and, in Europe, during summer vacations. We have not experienced any significant strikes or work stoppages in recent years. Management believes that our relations with employees are good.

3.2.2.3.        Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we belong to the International Semiconductor Development Alliance to co-develop 32/28-nm and below process technologies. In addition, we collaborate closely with the CEA Leti in both process development and design, with recent focus on our FD-SOI derivative technology. Furthermore, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Statchip, Teradyne and with electronic design automation (“EDA”) tool producers, including Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

3.2.2.4.        Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Apple, Blackberry, Bosch, Cisco, Conti, Hewlett-Packard, Nokia, Oberthur, Samsung, and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad range portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and Yosun. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

No customer exceeded 10% of our total net revenues in both 2013 and 2012. There can be no assurance that our customers or distributors will continue to place orders with us in the future at the same levels as in prior periods.

3.2.2.5.        Sales, Marketing and Distribution

Regional Sales Organizations

Our four regional sales organizations, a description of which follows below, have a similar structure to enhance coordination in the go to market activities. They are also strongly focused on accelerated growth.

i. EMEA — In EMEA, there are seven sales organizations. Four are geographically defined and cover North, Central, West and South & Emerging Markets. Three sales units have worldwide responsibility for global sales of three Global Key Accounts. Marketing is organized to reflect the product groups, representing APG, DCG, MMS and AMS/IPD. Combined, these organizations are collectively responsible for new and existing account development, technical support and logistics and services support. We also have an organization that manages our distribution network and supports EMS customers for manufacturing on behalf of our OEM customers.

ii. Americas — In the Americas region, the sales and marketing team is organized into seven major accounts: Global Key Accounts, Four New Major Accounts, Sales by Geography consisting of the West Coast, Central South, North Central and East Coast Sales. We also have a sales team supporting Latin America based in two centers in Mexico and Brazil. Our Marketing teams that support and promote specific products are organized in line with our product groups, of which there are six: APG, AMS, DCG, IBP, IPD and MMS. We also have an organization that manages our distribution network and supports EMS customers mostly for manufacturing on behalf of our OEM customers.

iii. Greater China-South Asia — The Greater China & South Asia region comprises six geographical sales units with offices covering North China (Beijing), Central China (Shanghai), South China (Hong Kong), Taiwan (Taipei), India (New Delhi) and ASEAN/Australia & New Zealand (Singapore). It is further supported by a centralized Channel coordination function, as well as six key product groups, namely, DCG, IBP, APG, IPD, AMS and MMS, and four new major accounts. In 2013, the company also opened 7 new offices (6 in mainland China and 1 in Taiwan) in the region.

iv. Japan-Korea — The Japan-Korea region comprises three geographical sales units with offices covering East Japan (Tokyo and Nagoya), West Japan (Osaka), Korea (Seoul) and four new major accounts. It is further supported by four key product groups, namely, DCG/IBP, APG, IPD/AMS and MMS plus a comprehensive Sales Channel Management that provides products and sales support for the regional distribution network. Each geographical sales unit sells each product from our portfolio that fits the applications. Marketing and Application organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance and corporate communications) allow the region to run all of the necessary tasks smoothly.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

We also engage distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold products. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

3.2.2.6.        Research and Development in the area of new products

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization for each of SP&A and EPS to ensure a smooth flow of information between the R&D and manufacturing organizations and we leverage on significant synergies and shared activities between the two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D expenses in the past three fiscal years was $1,595 million, $1,951 million and $1,890 million in 2013, 2012 and 2011, respectively.

We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors. They also enable, through their timely appearance on the market, significant value creation opportunities.

With the core CMOS and analog technologies in our portfolio, we are aggressively proceeding to miniaturization in line with industry requirements. To differentiate our offering for higher value systems, we also seek to combine our core technologies with our specific knowhow and expertise, in particular in the area of System-in-Package.

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, China, India, Singapore, the United Kingdom and the United States. We have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

In 2008, we entered into an R&D alliance with the International Semiconductor Development Alliance (“ISDA”) led by IBM, whose other core members are Samsung and GlobalFoundries, to develop leading edge core CMOS technologies at 32/28-nm and 22/20-nm nodes. In 2013, we extended our participation in ISDA to cover the next nodes (14/10/7-nm). We are also working with the CEA Leti and IBM to develop in Crolles our FD-SOI derivative technology, which, for the 28-nm node and the next generation, 14-nm, are in development, and for the 10-nm, it is on our roadmap. This FD-SOI technology offers an alternative to the Fin-FET technology proposed by competitors for applications targeting low power dissipation.

In 2009, we also entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano-2012” Research and Development program. This program expired at the end of 2012. On July 22, 2013, we announced the Nano-2017 Research and Development program.

Furthermore, our manufacturing facility in Crolles, France houses a R&D center, “Centre Commun de Microelectronique de Crolles”. The “Laboratoire d’Electronique de Technologie d’Instrumentation”, a research laboratory of CEA (one of our indirect shareholders), is our partner in this center. In 2012, a new structure, “Institut de Recherche Technologique” (“IRT”), was set up by CEA in the frame of the French initiative “Investissements d’Avenir”. We participate in this program, which takes place on CEA’s premises, through investment and by contributing the expertise of some of our researchers.

There can be no assurance that we will be able to generate the necessary funding to support the ongoing costs of our R&D programs, or that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core CMOS or FD-SOI technologies on satisfactory terms and in line with market requirements.

In Italy, our technology R&D development activities occur principally in Agrate and Catania. In Agrate, such activities encompass prototyping, pilot and volume production of newly developed technologies with the objective of accelerating process industrialization and time to market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. In addition, we plan to set up a 300-mm pilot line for manufacturing and R&D for advanced BCD technology. We also run a joint operation under a consortium agreement with Micron Technologies (“Micron”) in which we and Micron each manage our respective technology R&D programs. In Catania, we develop new technologies for power discretes, SICs and gallium arsenide.

Our Advanced Systems Technology (“AST”) organization, primarily located in Agrate, creates system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including health care, wireless and data security. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

We play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory Council (“ENIAC”) programs.

3.2.2.7.        Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world.

At the end of 2013, our front-end facilities had a total maximum capacity of approximately 130,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,600 wafers per week at the end of 2013, and we plan to increase production to up to approximately 6,000 wafers per week as required by market conditions and within the framework of our R&D Nano-2017 program.

We own all of our manufacturing facilities, but certain facilities (Muar-Malaysia, Shenzhen and Longgang-China, Toa Payoh and Ang Mo Kio-Singapore) are built on land, which are the subject of long-term leases.

Our manufacturing processes are highly complex, require technologically advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision and excellence have become even more demanding. Although our increased manufacturing efficiency has been an important factor in our improved results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry.

In the second part of 2013, we experienced demand progressing at a pace lower than expected. Nonetheless we have been able to properly balance our fabs and plants loading versus the inventories evolution to ensure the sound level of their operational performances.

No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience production difficulties and/or unsaturation in the future.

In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or our customers may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

3.2.2.8.        Intellectual property

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. We currently own approximately 16,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 598 original new patent applications filed in 2013.

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions.

The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have also set up a dedicated team actively seeking to optimize the value from our IP portfolio by the licensing of our design technology and other IP, including patents. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms that do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. In the event a third party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other third parties alleging infringement of certain patents and other IP rights of others, which have been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.        Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2013 with a backlog lower than we had compared to 2012, as a result of a difficult industry environment. During 2013, our backlog declined, in particular in the second half, mainly reflecting the impact of the wind-down of the ST-Ericsson business. Excluding the Wireless product line, we entered 2014 with a backlog similar to what we had entering 2013.

3.2.2.10.         Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of them. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, International Rectifier, InvenSense, Linear Technology, LSI Logic, Marvell, Maxim, MediaTek, Microchip Technology, Mstar, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Toshiba, TSMC and Vishay.

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

3.2.2.11.        Public Funding

We participate in certain programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy). Such funding is generally provided to encourage R&D activities and capital investment, industrialization and the economic development of underdeveloped regions. These programs are partially supported by direct funding, tax credits and specific loans (low-interest financing).

Public funding in France, Italy and in other European countries generally is open to all companies, regardless of their ownership or country of incorporation. The EU has developed model contracts for R&D funding that require beneficiaries to disclose the results to third parties on reasonable terms. As disclosed, the conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.

Some of our R&D government funding contracts involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Grenoble, Rousset and Tours, France and Catania, Italy) contain commitments to maintain a minimum level of employment and/or investment during a certain amount of time. There could be penalties (i.e., a partial refund due to the government) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives (JTI) such as ENIAC (European Nanoelectronics Initiative Advisory Committee) and ARTEMIS (Embedded Computing Systems Initiative) operated by Joint Undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation. We were awarded in 2012 two of the first of five projects under the ENIAC “KET (Key Enabling Technologies) Pilot Lines” frame, recently launched in Europe. They are devoted respectively to specific MEMS technologies (based in Italy) and FD-SOI technologies (based in France). At 2013 end, we were awarded 4 new projects in the same “KET Pilot Lines” frame, for embedded non-volatile memories, diversified image sensors, design in FD-SOI technologies (all in France) and again MEMS (in Italy).

In December 2013, the European Commission formalized Horizon 2020, the European Union’s new research and innovation framework for 2014 through 2020, which also includes provisions to continue supporting the public-private partnerships that existed under FP7. In particular, the new ECSEL (Electronic Components and Systems for European Leadership) JTI will be supported to boost Europe’s electronics manufacturing capabilities. ECSEL is a merger of the ARTEMIS initiative and the ENIAC initiative, and it also incorporates research and innovation on smart systems under EPoSS. ECSEL is expected to start in early 2014 and run for 10 years.

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will group previous funding regulations FIRB (Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR (Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and FSC (Fondo per lo Sviluppo e la Coesione) the FCS (Fondo per la Competitività e lo Sviluppo). The FRI (Fondo rotativo per il sostegno alle imprese e agli investimenti in ricerca) funds research and innovation activities and the new FIT (Fondo speciale rotativo per l’Innovazione Tecnologica) FCS (Fondo per la Crescita Sostenibile) that is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are intended to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two or three years. In 2013, within the PON (Programma Operativo Nazionale “Ricerca e competitività 2007 2013”), the Italian Research Ministry finalized the complete ranking of the approved proposals for the DTA (Distretti ad Alta Tecnologia), and seven projects involving the company were formalized and one of our proposals was selected for funding.

In Italy, according to the ARTEMIS and ENIAC Joint Undertaking procedures related to calls for proposals, in 2013 the Italian Research Ministry approved public grants for an additional four ENIAC projects (of which one was under the ENIAC’s call for “Key Enabling Technologies — Pilot Lines) and one for ARTEMIS project (under the ARTEMIS Innovation Pilot Program call) involving the company.

Furthermore, there are some regional funding tools for research that can be addressed by local initiatives, primarily in the regions of Puglia, Sicily, Campania and Val d’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date. On September 13, 2011, the European Commission initiated a review of the M6 investment and related benefits, requesting information from the Italian government about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities responded to all such requests for information in 2011 and 2012 concerning primarily the history of the investment made, the motivation of the state aid granted, the formal interpretation related to the definition of “investment activation”, and its application to the M6 case. To our knowledge, no proceedings are ongoing.

In France, support for R&D is given by public agencies such as ANR (Agence Nationale de la Recherche), or OSEO (the agency taking over the missions and budgets of the AII Agency for Industrial Innovation), generally for consortia of partners grouping universities, public laboratories and private actors (large and small). The agencies operate via calls for project proposals, most often related to the identified “clusters of competitiveness” (Pôles de Compétitivité) throughout the French territory. The most relevant for us are ‘Minalogic’ around Grenoble, ‘SCS’ in the south-east area covering Rousset and ‘S2E2’ in the Tours area. The selected projects receive a support limited to 25% or 35% of the actual R&D expenses, depending on the type of project. The funding is given when technical reports have been accepted by the agencies; all expenses must be documented and financial audits are organized by the agencies to check their eligibility.

Another important contribution is given by the Ministry of Industry (“FCE”) and by local public authorities. Specific support for microelectronics is provided through FCE to all the companies with activities in France in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. In 2012, we terminated the execution of the “Nano-2012” Research and Development program, which is designed to promote the development of advanced CMOS (32-nm and below) technologies for system on chip semiconductor products in the Grenoble-Crolles region of France, in cooperation with the ISDA. In this program, STMicroelectronics (Crolles and Grenoble sites) was the leading contributor, with over 30 other partners (universities, public research laboratories, large groups and small companies (SMEs)). Under this frame agreement, an overall funding budget of €340 million (about $450 million) in grants was put in place for us for the period 2008-2012, subject to the conclusion of agreements every year with the public authorities (the French State being represented by the Ministry of Industry, and local authorities), and provided that all technical parameters and objectives are met.

Due to a major change in the taxation regime in France, the local authorities have received lower tax receipts than before. During the “Nano-2012” program, some of the local authorities involved have, as a result of such tax receipts, decided to suspend their funding obligations related to the “Nano-2012” program. Therefore, the benefit for us and the other partners ended up being lower than expected as the French government did not agree to compensate us for the shortfall in support from the local authorities. At the end of 2012, the program ended and a final review was completed in April 2013. The final review concluded that the technical program had been fully executed in line with the plans, helping to further develop the Grenoble ecosystem.

On July 22, 2013, the French Prime Minister announced the Nano-2017 Research and Development program, a five-year public-private strategic R&D program led by us to further advance our leadership in key embedded processing solutions and technologies. The project draws support from a broad coalition of French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative. Funding for the program is subject to approval by the European Commission. Ultimately, “Nano-2017” will strengthen our leadership in such key technologies as FD-SOI (low-power, high-performance processing), next-generation imaging (sensors and image signal processors), and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs. The pan-European enlargement of this program (with partners in close to 20 European countries) will also contribute to the strengthening of European cooperation in the micro-nanoelectronics sector, along the entire value chain, from materials and equipment to components and system design. This program relies on leading industry clusters in Europe, such as Dresden (Germany), Leuven-Eindhoven (Belgium-The Netherlands) and Grenoble-Crolles (France). While we expect to receive public funding under the Nano 2017 agreement in the course of the first half of 2014, there is no guarantee that the program will be approved or if it is approved, that there will be no modifications that could negatively affect the R&D program, all of which could have a material adverse effect on our results of operations.

A new type of R&D support program was set up in France in 2011, as part of a global rejuvenation effort aimed at research and industry (“Investissements d’Avenir” or IA). This program is coordinated by the CGI (Commissariat Général aux Investissements d’Avenir) and targets industrial sectors of high relevance. We have been granted three projects under this frame, which started in 2013: one for “Tours 2015” covering three types of technologies developed in cooperation with public laboratories, one for Rousset “MAGE” targeting the development of ultra-low power secure microcontrollers and one in the area of electricity metering: “So-Grid”.

We also benefit from tax credits for R&D activities in several countries (notably in France). R&D tax credits consist of tax benefits granted to companies on an open and non-discriminatory base for their research & development activities.

Funding for R&D activities is the most common form of funding that we receive. Public funding for R&D is recorded as “Other Income and Expenses, net” in our Consolidated Statements of Income and booked pro rata in relation to the relevant cost once the agreement with the respective government agency has been signed and all applicable conditions are met.

Government support for capital expenditures funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. Another reason for the delayed funding execution, after national approval, is the obligation European governments have to notify the European Commission DG Competition when their support exceeds €7.5 million. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability of such funding is substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that sufficient alternative funding would be available if necessary, or that any such alternative funding would be provided on terms as favorable to us as those previously committed. Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued, in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed.

3.2.2.12.         Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external silicon foundries and back-end subcontractors.

In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price disruption. The same strategy applies to supplies for the raw materials used by us to avoid potential material disruption of essential material when industry demand is ramping up.

Finally, we also use external subcontractors to outsource wafer manufacturing, as well as assembly and testing of finished products. See “3.2.2.7. Property, Plants and Equipment”.

3.2.2.13.        Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental, health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most of the jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles of Sustainable Excellence (“PSE”) and Sustainability Strategy, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008, with the technical specification ISO/TS16949:2009; with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme); and with the energy management standard ISO 50001 for all ST Front-end sites.

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended), which was replaced, with effect from January 3, 2013, by Directive 2011/65/EU of June 8, 2011, entitled “ROHS 2” Directive; and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as amended), which will be replaced, with effect from February 15, 2014 by Directive 2012/19/EU of July 4, 2012. Moreover our products, due to their final applications, may be subject to the end of life vehicles Directive 2000/53/EC (“ELV” Directive, as amended) Directive 2006/66/EC (Battery Directive) and Directive 2007/47/EC (Medical Devices as amended). The ROHS Directive aims at banning the use of lead and other metals and of other flame retardant substances in electric and electronic equipment placed on the market, while the new text is also introducing new requirements within the design and manufacturing phases of the products manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste, while not imposing any “take back” activities to our operations, since ST products, being semiconductor components (not equipment) are excluded from the WEEE take back scope. At this stage, only one subsidiary (located in France) participates to a take back consortium for battery products.

Our activities in the EU are also subject to the European Directive 2003/87/EC (as amended) establishing a scheme for greenhouse gas allowance trading and applicable national legislation. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2008-2012. The Crolles site in France was removed from the allocation scheme in 2010 by the French authorities and our site in Agrate, Italy, was removed from the scheme by the Italian authorities in 2012. We were able to complete the allocation period of 2008-2012 without purchasing any allocation.

We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions and report our emissions in our annual Corporate Sustainability Report as well as through the Carbon Disclosure Project.

Regulations implementing the registration, evaluation, authorization and restriction of chemicals (“REACH”) came into force in 2008, and are required to be fully implemented by 2018. We intend to proactively implement such legislation, in line with our commitment toward environmental protection. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to develop new processes, acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

3.2.3. 2013 Key announcements

On March 11, 2013, we re-asserted our MEMS technology and patent leadership with the filing, by our U.S. subsidiary, STMicroelectronics, Inc., of a complaint with the United States International Trade Commission (ITC) requesting an investigation into the alleged infringement of five ST patents covering all of InvenSense, Inc.’s MEMS device offerings, as well as products from two of InvenSense’s customers, Black and Decker, Inc. and Roku, Inc. As part of the filing, we requested that the ITC issue an order excluding InvenSense’s infringing gyroscopes and accelerometers, as well its customers’ products that include those InvenSense devices, from importation into the United States. On February 10, 2014, we announced that we have settled all pending proceedings between us and InvenSense and have entered into a patent cross license agreement. Under the terms of the settlement, InvenSense made a one-time $15 million payment in the first quarter of 2014 but neither we nor InvenSense has made any admission of liability. We will collect royalties under the terms of the patent cross license in the future. The expected royalties will not be material to our financial results. Other terms between the parties are confidential.

On March 17, 2013, we repaid with available cash the residual outstanding 2013 Senior Bonds.

On March 26, 2013, we signed a new Euro 350 million loan agreement with the European Investment Bank (“EIB”). The facility, with final maturity eight years after disbursement, was fully drawn by us in the fourth quarter of 2013 in U.S. dollars. This new facility supports our activities in R&D and innovation related to the design and realization of the next generation of technologies and electronic devices.

On May 21, 2013, we announced our leadership of Places2Be, a 3-year, €360 million advanced-technology pilot-line project with the participation of 18 other leading European companies and academic institutions to support the industrialization of Fully-Depleted Silicon-On-Insulator (FD-SOI) microelectronics technology. Places2Be (“Pilot Lines for Advanced CMOS Enhanced by SOI in 2x nodes, Built in Europe”) aims to support the deployment of an FD-SOI pilot line at 28-nm and the subsequent node, as well as a dual source that will enable volume manufacturing in Europe. Places2Be will drive the creation of a European microelectronics design ecosystem using this FD-SOI platform and explore the path towards the next step for this technology (14/10-nm).

On May 28, 2013, we announced that ST-Ericsson sold the assets and intellectual property rights associated with its mobile connectivity Global Navigation Satellite System business to a leading semiconductor company. In addition to the assets and intellectual property rights associated with this business, a world class team of 130 industry veterans located in Daventry (UK), Bangalore (India) and Singapore joined the buyer at closing of the transaction which occurred in August 2013. A gain of $66 million has been registered in our consolidated financial statements. On August 5, 2013, we and Ericsson announced the closing of the split up of ST-Ericsson, less than nine months after we announced our strategic plan. We have taken on some of the existing ST-Ericsson products as well as certain assembly and test facilities. In total, approximately 1,000 employees have joined STMicroelectronics.

On June 17, 2013, we announced that we had signed a comprehensive agreement with Rambus Inc. expanding existing licenses between the two companies, settling all outstanding claims, and committing both organizations to explore additional opportunities for collaboration. The multifaceted agreement gives Rambus access to our Fully-Depleted Silicon On Insulator (FD-SOI) process-technology design environment while giving us secured license terms from the Cryptography Research, Inc. (CRI) division of Rambus that makes it possible for us to expand deployment of security technology for banking, identity, PayTV, video gaming, smartphones, and government, across a wider range of products.

Our Annual General Meeting of Shareholders was held on June 21, 2013 in Amsterdam and, among others, the following decisions were adopted by our Shareholders:

•	The adoption of our 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);

•	The distribution of a semi-annual cash dividend of US$0.10 in the second quarter of 2013, and of US$0.10 in the third quarter of 2013, per common share, to be paid in June and September of 2013;

•	The approval of the stock-based portion of the compensation of our President and CEO;

•	The appointment of Ms. Janet Davidson as a new member of our Supervisory Board for a three-year term;

•	The reappointment of Mr. Alessandro Ovi as member of our Supervisory Board for a three-year term;

•	The amendment of the compensation scheme for the members of our Supervisory Board;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees; and

•	The authorization to our Managing Board, for eighteen months as from our 2013 Annual General Meeting, to repurchase our shares, subject to the approval of our Supervisory Board.

On July 22, 2013, we announced the Nano-2017 Research and Development program, a five-year public-private strategic R&D program led by us to further advance our leadership in key embedded processing solutions and technologies. The project draws support from a broad coalition of French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative. Funding for the program is subject to approval by the European Commission. Ultimately, Nano-2017 strengthens our leadership in such key technologies as FD-SOI (low-power, high-performance processing), next-generation imaging (sensors and image signal processors), and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs.

On July 24, 2013, we announced the publication of our 2012 Sustainability Report. Our sixteenth annual Sustainability Report contains comprehensive details of our Sustainability strategy, policies and performance during 2012.

On December 2, 2013, we announced that our Shareholders had adopted all resolutions proposed at the Extraordinary General Meeting (“EGM”) held on December 2, 2013:

•	The distribution of a cash dividend of US$0.10 per common share for each of the fourth quarter of 2013 and first quarter of 2014; and

•
An amendment of our Articles of Association authorizing our Supervisory Board, in addition to our General Meeting of Shareholders, to resolve upon the distribution of quarterly dividends from the reserves of the Company.

3.2.4. Business and financial outlook for 2014

While the semiconductor market did not perform as expected in 2013, we are encouraged by the positive macro-economic signs and by the market dynamics expected in 2014. We are well positioned to capture opportunities and to continue to grow faster than the market we serve as we focus on product leadership in Sense & Power and Automotive and in Embedded Processing.

In 2014, we plan to advance towards our operating margin target, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net operating expenses.

We expect the Nano-2017 R&D grants to become effective in the course of the first half of 2014, subject to the approval by the European Union. There is no guarantee that the program will be approved or if it is approved, that there will be no modifications that could negatively affect the R&D program, all of which could have a material adverse effect on our results of operations.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capital expenditure to be approximately $510-550 million in 2014, to be adjusted based on demand thereafter. The most important of our 2014 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of new technologies for microcontrollers and automotive advanced products; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification of technologies in 200-mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand; (ii) modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to changes in demand.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We have an investment in 3Sun. We are currently evaluating our strategy and multiple scenarios are being considered. We currently foresee that there may be a need to provide additional financial resources to 3Sun. In the event of a withdrawal by one of our partners, our financial support could cover up to 50% of the required funding.

Furthermore, as a result of the exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson needs to complete the wind-down, which are estimated in the range of $30 to $40 million for each partner.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

3.2.5. Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2013, our cash and cash equivalents decreased by $414 million, due to the net cash used in investing activities and financing activities exceeding the net cash from operating activities.

The evolution of our cash flow for each period is as follows:

In millions of USD	2013	2012
Net cash from operating activities	752	1,182
Net cash used in investing activities	(765)	(925)
Net cash from (used in) financing activities	(388)	94
Effect of change in exchange rates	(13)	(13)
Net cash increase (decrease)	(414)	338

Net cash from operating activities

The net cash from operating activities in 2013 was $752 million, decreasing compared to the prior year period. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital.

Net result adjusted for non-cash items increased to $723 million of cash generated in 2013 compared to $692 million in the prior year period, mainly due to the improved operating results.

Changes in net working capital generated cash for a total amount of $62 million in 2013, compared to $568 million of cash generated in the prior year period, mainly due to a negative change in trade payables ($139 million), trade receivables ($57 million) and inventories ($22 million). In 2012, changes were positive, mainly associated with a favorable variation in inventories ($192 million) and trade payables ($149 million). Furthermore, the negative trend in trade receivables also included an unfavorable net cash impact of $72 million, deriving from the sales, with no recourse, of trade and other receivables, compared to a favorable $26 million in 2012.

Net cash used in investing activities

Investing activities used $765 million of cash in 2013, mainly due to payments for the purchase of tangible assets and for investment in intangible and financial assets, partially offset by the net proceeds from the sale of marketable securities. Payments for purchase of tangible assets, net of proceeds, totaled $531 million, reflecting a significant increase in our capital expenditures in 2013 compared to $451 million registered in 2012.

Net cash from (used in) financing activities

Net cash used in financing activities was $388 million in 2013 is mainly due to the $455 million repayment of the residual outstanding 2013 Senior Bonds and $346 million in dividends paid to stockholders, partially compensated by the proceeds from the increase in interest-bearing loans of $622 million.

Financial position

As at December 31, 2013, our total financial resources amounted to $1,894 million and were comprised mainly of:

•	$1,836 million of cash and cash equivalents,

•
$57 million invested in senior debt floating rate notes issued by primary financial institutions with a minimum average rating of Baa2/A-/A; both the treasury bills and the Floating Rate Notes are reported at fair value, and

•	$1 million in short-term deposits.

At December 31, 2013, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,153 million, which included:

•	$1,132 million in European Investment Bank loans (the “EIB Loans”),

•	$15 million of other long-term loans,

•	$5 million in loans from other funding programs, and

•	$1 million of finance leases.

The EIB Loans represent four committed credit facilities as part of R&D funding programs. The first one, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $97 million remained outstanding as at December 31, 2013. The second one, for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $163 million remained outstanding as of December 31, 2013. The third one, a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollar and only partially in Euro, between October and December 2012, for a total amount of $453 million, out of which $401 million remained outstanding as of December 31, 2013. The fourth one, a €350 million multi-currency loan for R&D programs in Europe, was drawn in U.S. dollar between October and November 2013, for a total amount of $471 million, all of which remained outstanding as of December 31, 2013. Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $730 million. At December 31, 2013, the amounts available under the short-term lines of credit were unutilized.

Our long term debt contains standard conditions, but does not impose minimum financial ratios.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”). The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The 2013 Senior Bonds issued by ST BV were guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) for the amount of $98 million in 2010, and (ii) $107 million in 2011. Our 2013 Senior Bonds were entirely repaid as planned in March 2013.

On December 19, 2013, Moody’s lowered our senior debt rating from “Baa2” to “Baa3” with stable outlook. On December 18, 2012, S&P lowered our senior debt rating from “BBB+” to “BBB” with negative outlook. We are also rated “BBB-” from Fitch on an unsolicited basis.

3.2.6. Financial risk management

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 7.6.35 of the Consolidated Financial Statements for further information.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

3.3. Risk management and Internal control

Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

•	government decisions regarding funding for our R&D programs;

•	future events or circumstances, which may have an impact on the timing and final cost of the wind-down of the ST-Ericsson joint venture;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Internal control

The Managing Board is responsible for ensuring that STMicroelectronics complies with all applicable legislation and regulations. As such, under the guidance of the Chief Financial Officer, who reports to the Managing Board, the Managing Board has established and implemented our internal financial risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

The effectiveness of our internal controls and procedures is evaluated regularly, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our auditors and to the Audit Committee of our Supervisory Board.

In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted Corporate Policies and Standard Operating Procedures to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over two hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.

In summary, if our internal risk management and control system cannot provide absolute assurance, it aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2013 financial year; (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2013; and (iii) there are no indications that, in relation to STMicroelectronics’ financial reporting, these systems will not operate effectively in 2014.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2013 (in accordance with best practice provisions II.1.4 and III.1.8 of the Dutch Corporate Governance Code).

4.    Report of the Supervisory Board

The supervision of the policies and actions of our Managing Board is entrusted to our Supervisory Board, which, in a two-tier corporate structure under Dutch law, is a separate body and fully independent from our Managing Board. In fulfilling their duties under Dutch law, our Supervisory Board members serve the best interests of all of STMicroelectronics’ shareholders and other stakeholders, as well as those of STMicroelectronics’ business.

Our Supervisory Board supervises and advises our Managing Board in performing its management tasks and setting the direction of STMicroelectronics’ affairs and business. The members of our Supervisory Board are carefully selected based on their combined experience, expertise, knowledge of STMicroelectronics and its affairs, as well as the business in which STMicroelectronics operates. Our Supervisory Board is empowered to recommend to the General Meeting of Shareholders people to be appointed as members of our Supervisory Board or of the Managing Board.

Our Supervisory Board, advised and assisted by its various committees, including the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, which all report to our Supervisory Board, supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the General Meeting of Shareholders.

Our Supervisory Board has established the following independence criteria for its members, thereby deviating from best practice provision III.2.2 of the Dutch Corporate Governance Code: Supervisory Board members must have no material relationship with STMicroelectronics or any of STMicroelectronics’ consolidated subsidiaries, or STMicroelectronics’ management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

Our Supervisory Board also adopted specific bars to independence. On that basis, our Supervisory Board concluded, in its business judgment that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report to STMicroelectronics’ shareholders the various activities of the Supervisory Board and the Supervisory Board Committees in 2013.

4.1. Composition of the Supervisory Board

Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon the proposal of our Supervisory Board, with a minimum of six members. Decisions by our General Meeting of Shareholders’ concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our issued and outstanding share capital present or represented). If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution.

As of December 31, 2013, our Supervisory Board was composed of the following nine members:

Name	Position	Year Appointed	Term Expires	Age
Didier Lombard	Chairman	2004	2014	71
Bruno Steve	Vice-Chairman	1989	2014	72
Jean d’Arthuys	Member	2011	2014	47
Janet G. Davidson	Member	2013(1)	2016	57
Jean-Georges Malcor	Member	2011	2014	57
Alessandro Ovi	Member	2013(2)	2016	69
Alessandro Rivera	Member	2011	2014	43
Martine Verluyten	Member	2012	2015	62
Tom de Waard	Member	1998	2014	67
(1)	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(2)	Mr. Ovi was also a Supervisory Board member from 1994 to 2005 and from 2007 to 2013.

The mandates of Messrs. Lombard, Steve, d’Arthuys, Malcor, Rivera and de Waard will expire at our 2014 Annual General Meeting of Shareholders.

Resolutions of our Supervisory Board require the approval of at least three quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This Charter is available on our website at www.st.com.

Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of our Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders. Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members. The members of our Supervisory Board receive compensation as authorized by our General Meeting of Shareholders. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his term of office. As mentioned in the Supervisory Board Charter (as well as our Corporate Governance Charter, as approved by our General Meeting of Shareholders, which is also available on our website at www.st.com), we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on the Supervisory Board.

Biographies

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Chairman since May 2011. Mr. Lombard serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He is the Chairman of both the Compensation Committee and the Strategic Committee. Mr. Lombard was appointed Chairman and Chief Executive Officer of Orange (formerly France Telecom) in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of Orange in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as Orange’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of Orange’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Bruno Steve has been a member of our Supervisory Board since 1989 and has been its Vice Chairman since May 2011. He has previously held the positions of Chairman and member. Mr. Steve serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve served as Chairman of the Statutory Auditors of Selex Galileo S.p.A. until December 2012. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. Until December 2012, he was also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Jean d’Arthuys has been a member of our Supervisory Board since May 2011. Mr. d’Arthuys serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. d’Arthuys is also the Chairman and CEO of FT1CI. He joined Bpifrance (formerly Fonds Stratégique d’Investissement) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys graduated from HEC Business School.

Janet G. Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson is currently (since 2011) a member of the board of the Alcatel Lucent Foundation. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. Mr. Malcor serves on our Supervisory Board’s Audit Committee. He is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our Annual General Meeting of Shareholders in March 2005. He was reappointed to our Supervisory Board at the 2007 Annual General Meeting of Shareholders and served on the Strategic Committee and the Audit Committee until his term expired. He was reappointed to our Supervisory Board on June 21, 2013. Mr. Ovi serves on our Supervisory Board’s Audit Committee and Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been special advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of LandiRenzo S.p.A and Almaviva S.p.A. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a member of the board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Compensation Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the board of directors and Compensation Committee of Cassa Depositi e Prestiti S.p.A. and Posta Italiana S.p.A., the Financial Services Committee and the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc, 3i plc and GBL (“group Bruxelles Lambert”). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard serves on our Supervisory Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. He was Chairman of the Audit Committee from 1999 until 2013 and is also Chairman of the Nominating and Corporate Governance Committee. Mr. de Waard was a partner at Clifford Chance, a leading international law firm, until October 2011. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of The Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its Audit Compensation and Nominating Committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee. Mr. de Waard is Chairman of the Board of Stichting Administratiekantoor aandelen Telegraaf Media Groep N.V.

4.2. Meetings and activities of the Supervisory Board

Activities of the Supervisory Board.

Our Supervisory Board held 10 meetings in 2013, of which all were held in the presence of the sole member of the Managing Board, the Chief Financial Officer and the Corporate Strategy Officer, with the exception of the evaluation of the functioning of the sole member of our Managing Board and the functioning of our Supervisory Board, its Committees and its individual members as described below.

The items discussed in those meetings included recurring subjects such as the Annual Budget, STMicroelectronics’ financial performance, STMicroelectronics’ Annual Report on Form 20-F as well as its statutory IFRS Annual Report, objectives and results, strategy and operations review, reports of the various Committees of our Supervisory Board, the convocation of our Annual General Meeting of Shareholders, the risks of STMicroelectronics’ business and the assessment by our Managing Board of the structure of our internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments, compensation of the sole member of our Managing Board and the performance of our Supervisory Board, its members and its Committees and of the sole member of our Managing Board. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of our Supervisory Board had regular contact with the sole member of the Managing Board, the Chief Financial Officer, the Corporate Strategy Officer and the former Chief Administrative Officer.

At one of our Supervisory Board meetings and in accordance with best practice provision III.1.8 of the Dutch Corporate Governance Code, our Supervisory Board discussed the corporate strategy and the main risks of the business, the results of the assessment by our Managing Board of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

At one of our Supervisory Board meetings and in accordance with best practice provision III.1.7 of the Dutch Corporate Governance Code, our Supervisory Board evaluated outside the presence of the sole member of our Managing Board and other executive officers, the performance of the sole member of our Managing Board as well as of its own functioning, its members and its Committees. In doing so, the Chairman of our Supervisory Board had invited each member of our Supervisory Board to provide his/her comments on these topics to the Chairman. The Chairman then shared the main conclusions drawn from such comments with the other Supervisory Board members in the aforementioned Supervisory Board meeting. At that meeting our Supervisory Board unanimously concluded that the sole member of our Managing Board, the full Supervisory Board, its members and its Committees are functioning adequately.

Membership and Attendance.

As of December 31, 2013, the composition of our Supervisory Board’s committees was as follows:

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2013 is as follows:

Number of meetings attended in 2013	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating and Corporate Governance Committee
Didier Lombard	10	n/a	3	1	5
Bruno Steve	9	n/a	3	1	4
Jean d’Arthuys	8	n/a	2	1	5
Janet Davidson(1)	6	5	n/a	1	n/a
Jean-Georges Malcor	10	10	n/a	n/a	n/a
Alessandro Ovi	10	10	n/a	1	n/a
Alessandro Rivera	10	n/a	3	n/a	4
Martine Verluyten	8	9	n/a	n/a	n/a
Tom de Waard	10	9	3	n/a	5
Raymond Bingham(2)	4	5	n/a	n/a	n/a
(1)	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(2)	The mandate of Mr. Bingham as member of our Supervisory Board expired on June 21, 2013.

4.3. Audit Committee

The Audit Committee was established in 1996 to assist our Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

The Audit Committee met 10 times during 2013. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, Compliance Officer and external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. The Audit Committee also proceeded with its annual review of the internal audit function. The Audit Committee reviewed the annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2013, and the results press release was published on January 27, 2014.

The Audit Committee approved the compensation of the external auditors for 2013 and discussed the scope of their audit, audit related and non-audit related services for 2014. At the end of each quarter, prior to each Supervisory Board meeting to approve the quarterly results and earnings press release, the Audit Committee reviewed the interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on June 21, 2013.

Also in 2013, the Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes Oxley Act. In addition, the Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings, the Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

4.4. Compensation Committee

The Compensation Committee was established to advise our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by the Compensation Committee. The Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. The Compensation Committee met 3 times in 2013.

Among its main activities, in 2013 the Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2012; (ii) reviewed the performance criteria relating to the CEO bonus for the fiscal year ending on December 31, 2013; (iii) reviewed the compensation scheme for members of our Supervisory Board, as proposed by our Supervisory Board at the Annual General Meeting of Shareholders held on June 21, 2013; and (iv) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. In particular, our Compensation Committee recommended that the performance targets for the bonus of our CEO be based on, among other factors, the Company’s share price evolution versus SOXX, new major accounts revenues as well as certain financial targets and special programs.

For the 2013 unvested stock award plan, the Compensation Committee, on behalf and with the approval of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income evolution, as compared against a panel of semiconductor companies, and cash flow targets.

4.5. Strategic Committee

The Strategic Committee was established to advise our Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. The Strategic Committee met once in 2013. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

4.6. Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was created to advise our Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and to review principles relating to corporate governance. The Nominating and Corporate Governance Committee met 5 times during 2013 to discuss the selection of candidate members to our Supervisory Board, changes to the Dutch Corporate Governance Code, recent developments in U.S. law regarding corporate governance and preparations for our annual general meeting.

4.7. Secretariat and Controllers

Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, our Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of our Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Bertrand Loubert serves as Secretary, Mr. Luigi Chessa serves as Vice Secretary and Mr. Philippe Dereeper, our Chief Compliance Officer, serves as Executive Secretary for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Mr. Willem Toussaint serves as the secretary of the Audit Committee.

Our Supervisory Board appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Andrea Novelli.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers.

4.8. Remuneration report

The aggregate compensation for the members and former member of our Supervisory Board in respect of service in 2013 was €979,500 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

In Euros	2013 (1)
Didier Lombard	164,625
Bruno Steve	160,500
Jean d’Arthuys	0	(2)
Janet Davidson(3)	94,625
Raymond Bingham(4)	6,750
Jean-Georges Malcor	95,875
Alessandro Ovi	102,875
Alessandro Rivera	93,000
Martine Verluyten	145,875
Tom de Waard	115,375
Total	979,500
(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2013 until December 31, 2013.
(2)	Mr. d’Arthuys would have been entitled to receive €99,000 in 2013, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.
(3)	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(4)	Mr. Bingham was a member of our Supervisory Board until June 21, 2013.

We do not have any service agreements with members of our Supervisory Board. At our Annual General Meeting of Shareholders held in June 2013, it was resolved to abolish and terminate the stock-based compensation for members of our Supervisory Board. Through the termination of the stock-based compensation of the members of our Supervisory Board, the total compensation members of our Supervisory Board may receive has been decreased. The information included in the above table reflects the changes as adopted by our Annual General Meeting of Shareholders in June 2013.

For further details on the compensation of the members of our Supervisory Board we refer to Note 7.6.33 to our consolidated financial statements.

The total amount paid as compensation in 2013 to our senior management on duty on December 31, 2013, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $17.4 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the senior management pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $10.9 million. Within such amount, the remuneration of the current sole member of our Managing Board and President and CEO in 2013 was:

Sole Member of our Managing Board and President and CEO	Salary	Bonus (1)	Non-cash Benefits(2)	Total
Carlo Bozotti	$ 1,059,559	$ 1,165,514	$ 1,181,232	$ 3,406,305
(1)
The bonus paid to the sole member of our Managing Board and President and CEO during the 2013 financial year was approved by the Compensation Committee, and approved by our Supervisory Board in respect of the 2012 financial year, based on fulfillment of a number of pre-defined objectives for 2012.

(2)
Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and our President and CEO during the 2013 financial year included a portion of a bonus payable in stock awards and corresponding to 33,621 shares based on fulfillment of a number of pre-defined objectives.

The remuneration of the sole member of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 Annual General Meeting of Shareholders. For further details on the compensation of the Sole Members of our Managing Board and President and CEO we also refer to Note 7.6.33 to our consolidated financial statements.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our Company by our Annual General Meeting of Shareholders on May 3, 2011 for a three year period expiring at the end of our 2014 Annual General Meeting of Shareholders. In each of the years 2010, 2011 and 2012, Mr. Bozotti was granted, in accordance with the compensation policy approved by our General Meeting of Shareholders, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2009, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy for our Managing Board approved by our 2005 Annual General Meeting of Shareholders.

Effective May 1, 2011, the terms of Mr. Bozotti’s employment were further modified and reviewed by our Supervisory Board.

Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, EIP, Pension and other items covered by the compensation policy approved by our shareholders.

As of January 1, 2013, the relationship between a member of the managing board and a listed Dutch company can no longer be treated as an employment agreement. In practice, it will be treated as a mandate agreement. However, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect. Consistent with this compensation policy, our Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2013 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). Our Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2013.

With regard to Mr. Bozotti’s 2010 stock awards, our Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. Our Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively, after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2011 stock awards, our Supervisory Board, upon recommendation of the Compensation Committee, noted that none of the three performance criteria linked to sales, operating income and return on net assets had been met under the employee stock award plan and concluded that Mr. Bozotti was not entitled to any stock award.

With regard to Mr. Bozotti’s 2012 stock awards, our Supervisory Board, upon recommendation of the Compensation Committee, noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively, after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

During 2013, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

With regard to Mr. Bozotti’s 2013 stock awards, our Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. Our Supervisory Board also assessed the achievement of such criteria based on the following predetermined and quantifiable metrics: the evolution of our sales as compared to the published sales data of a benchmark of selected semiconductor companies over a 12-month period, the evolution of our operating margin as compared to the published operating margin of a benchmark of selected semiconductor companies over a 12-month period, and our net operating cash flow as compared to the Company’s predetermined annual budget over a 12-month period.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, and other key executives to be selected by the CEO, according to the general criteria of eligibility and service set up by our Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2013 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2013 and no longer salaried in 2013, was $0.8 million.

We did not extend any loans or overdrafts to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families, or the sole member of the Managing Board or his family.

For information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to “4.8.2. Stock Awards and Options” below.

The current members of our Executive Committee and the Managing Board were covered in 2013 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2013 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.2 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

4.8.1. Share ownership

None of the members of our Supervisory Board and Managing Board or our senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.2. Stock awards and options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Upon the proposal of our Supervisory Board, our Annual General Meeting of Shareholders held on June 21, 2013 resolved to abolish and terminate the stock-based compensation for members and professionals of our Supervisory Board as (previously) included in the three-year stock-based compensation plans for members and professionals of our Supervisory Board.

Pursuant to the shareholders’ resolutions adopted by our General Meetings of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•
approved, for a five year period, our 2008 unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2011 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2012 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to approve a new four-year Unvested Stock Award Plan for the Management and Key Employees, which provides that stock awards may be granted under restricted criteria to selected employees.

We use our treasury shares to cover the stock awards granted under the unvested stock award plans. In the year ended as of December 31, 2013, 2,507,616 stock awards granted in relation to 2010 and 2012 had vested, leaving 20,096,542 treasury shares outstanding. The stock award allocation for 2013 generated an additional charge of $13 million in the consolidated statement of income for 2013, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

4.8.3. Employee and Managing Board stock-based compensation plans

4.8.3.1.        2001 Stock Option Plan.

Our 2001 Annual General Meeting of Shareholders approved resolutions authorizing our Supervisory Board, for a period of five years, to adopt and administer a stock option plan (in the form of five annual tranches) that provided for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and, since 2005, has been submitted for approval by our Annual General Meeting of Shareholders. The amount of stock options granted to other employees was made by our Compensation Committee on delegation by our Supervisory Board and following the recommendation of the sole member of our Managing Board and President and CEO. In addition, our Supervisory Board delegated to the sole member of our Managing Board and President and CEO the flexibility to grant, each year, up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our shareholders at our Annual General Meeting of Shareholders approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million unvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 unvested stock awards instead of stock options to our President and CEO. A total of 4,159,915 unvested stock awards have been granted pursuant to the modification of such plan, which includes unvested stock awards that were granted to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited unvested stock awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the unvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and unvested as of December 31, 2013.

2001 Plan (Employees)
April 25, 2001 (outstanding grants)

	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	14-Mar-07	3-Jun-07	24-Oct-07	2-Jan-08	14-Mar-08	1-Sep-08	31-Jan-09	17-Mar-09
Number of Shares to be acquired with Outstanding Options as of December 31, 2013	0	0	0	1,900	8,056,365	86,786	13,200	0
Held by Managing Board/ Executive Officers	0	0	0	0	408,200	0	0	0

4.8.3.1.        2008 Unvested Stock Award Plan — 2010 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2010 Annual General Meeting of Shareholders, up to 6,516,460 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our Annual General Meeting of Shareholders in 2010 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,566,375 unvested stock awards have been granted under such allocation as of December 31, 2013 out of which none remain outstanding and unvested as of December 31, 2013.

4.8.3.2.        2008 Unvested Stock Award Plan — 2011 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2011 Annual General Meeting of Shareholders, up to 6,150,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our Annual General Meeting of Shareholders in 2011 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 5,976,630 unvested stock awards have been granted under such allocation as of December 31, 2013, out of which none remain outstanding and unvested as of December 31, 2013.

4.8.3.3.        2008 Unvested Stock Award Plan — 2012 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2012 Annual General Meeting of Shareholders, up to 6,500,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our Annual General Meeting of Shareholders in 2012 approved the grant of up to 100,000 unvested Stock Awards to our President and CEO. 6,520,765 unvested stock awards have been granted under such allocation as of December 31, 2013, out of which 3,152,539 remain outstanding but unvested as of December 31, 2013.

4.8.3.4.        2013 Unvested Stock Award Plan — 2013 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2013 Annual General Meeting of Shareholders, up to 6,900,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our Annual General Meeting of Shareholders in 2013 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,412,045 unvested stock awards have been granted under such allocation as of December 31, 2013, out of which 6,379,320 remain outstanding but unvested as of December 31, 2013.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply (when applicable) to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2013, and to the continued presence at the defined vesting dates in 2014, 2015 and 2016 of the beneficiaries of the unvested stock awards.

Furthermore, the Compensation Committee, on behalf of our Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,900,000 for 2013.

4.8.4. Supervisory Board stock option plans

The members of our Supervisory Board used to receive stock-based compensation until the year 2012. The termination of stock-based compensation for members (and professionals) of our Supervisory Board was adopted by our 2013 Annual General Meeting of Shareholders. We are therefore in compliance with best practice provision III.7.1 of the Dutch Corporate Governance Code from the 2013 financial year.

4.8.4.1.        2002 Stock Option Plan for members and professionals of the Supervisory Board.

Our 2002 Annual General Meeting of Shareholders approved the adoption of a stock option plan for members and professionals of our Supervisory Board (the “2002 Stock Option Plan”). The 2002 Stock Option Plan provided for the grant of 12,000 options per year to each member of our Supervisory Board and 6,000 options per year to the professionals of our Supervisory Board. Pursuant to the 2002 Stock Option Plan, stock options for the subscription of 396,000 shares were granted to the members and professionals of our Supervisory Board, as shown in the table below:

2002 Plan (for Supervisory Board members and professionals)
(outstanding grants)

	March 27, 2002
Date of Annual General Meeting of Shareholders	Tranche 1	Tranche 2	Tranche 3
Date of the grant	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	132,000	132,000	132,000
Vesting Date	25-May-02	14-Apr-03	26-May-04
Expiration Date	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2013	0	0	132,000

4.8.4.2.         2005, 2006 and 2007 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2005 Annual General Meeting of Shareholders approved the adoption of a three-year stock-based compensation plan for Supervisory Board members and professionals. The plan provided for the grant of a maximum number of 6,000 stock awards per year for each member of our Supervisory Board and 3,000 stock awards for each of the professionals of our Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 Annual General Meeting of Shareholders, the 2005 plan was modified and the maximum number was increased to 15,000 stock awards per year for each member of our Supervisory Board and 7,500 stock awards per year for each professional of our Supervisory Board for the remaining year of the plan.

In 2005, 66,000 stock awards were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 stock awards were granted to the beneficiaries under such plan, which had all vested as of December 31, 2009. In 2007, 165,000 stock awards were granted to the beneficiaries under such plan, which had all vested as of December 31, 2010.

The table below reflects the grants to our Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2013.

	2005	2006	2007
Total number of stock awards outstanding	31,115	30,000	60,000
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

4.8.4.3.         2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2008 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of our Supervisory Board and 7,500 stock awards for each of the professionals of our Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2013. In 2009, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2013. In 2010, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 82,500 were outstanding as of December 31, 2013.

The table below reflects the grants to our Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2013.

	2008	2009	2010
Total number of stock awards outstanding	75,000	75,000	82,500
Expiration date	16-May-18	20-May-19	27-May-20

4.8.4.4.         2011 and 2012 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2011 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of our Supervisory Board and 7,500 stock awards for each of the professionals of our Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 117,500 were outstanding as of December 31, 2013. In 2012, 180,000 stock awards were granted to the beneficiaries under such plan, out of which 122,500 were outstanding as of December 31, 2013.

	2011	2012
Total number of Shares outstanding	117,500	122,500
Expiration date	5-May-21	2-Jun-22

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for our Supervisory Board members and professionals as (previously) included in the three-year Stock-Based Compensation Plan for members and professionals of our Supervisory Board. No options were granted in 2013 to our Supervisory Board.

5.    Corporate Governance

This corporate governance chapter includes the information referred to in the Decree of December 23, 2004 adopting further rules regarding the contents of the annual report, as amended and extended by the Decree of March 20, 2009 (the “Decree”). This corporate governance chapter serves as the declaration as referred to in Section 2a of the Decree.

5.1. Commitment to the principles of good corporate governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•
Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•
Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•
Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•
Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•
Our Principles of Sustainable Excellence (“PSE”), which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•
Our Corporate Ethics Committee, whose mandate is to provide guidance and recommendations to the management and employees of STMicroelectronics in their efforts to comply with ethics-related policies, procedures and principles applicable throughout the Company;

•
Our Chief Compliance Officer, who reports to the Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services, also acts as Executive Secretary to our Supervisory Board; and

•
Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our Corporate Ethics Committee, our whistle-blowing hotline and related investigations.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 Annual General Meeting of Shareholders. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our Annual General Meeting of Shareholders. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter, which is incorporated by reference herein, is posted on our website, at www.st.com, and these documents are available in print to any shareholder who may request them. As recommended by the Dutch Corporate Governance Monitoring Committee, this Corporate Governance Chapter includes information on the broad outline of our corporate governance structure and our compliance with the Code.

The composition of our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with FT1CI, Bpifrance, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding, our major shareholder or with other parties that are among our suppliers, customers or technology partners. The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

Our Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result we have deviated from the independence criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provision which states that a supervisory board member is not independent if he/she (or his/her registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our Group.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to our Supervisory Board, which reports to our Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to our Supervisory Board Charter, our Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company on the one hand and members of our Supervisory Board and Managing Board on the other hand. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our General Meeting of Shareholders pursuant to Dutch law.

For example, one of the members of our Supervisory Board is a member of the Board of Directors of Technicolor and one of the members of our Supervisory Board is a member of the Supervisory Board of BESI. A former member of our senior management, who resigned effective March 31, 2013, is a member of the Board of Directors of Soitec and Adecco and a former member of our Supervisory Board, whose mandate ended in June 2013, is a director of Oracle Corporation (“Oracle”) and Flextronics International. Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members or, where applicable, the executive officer concerned, and we believe that they are made in line with market practices and conditions. Best practice provisions III.6.1. up to and including III.6.3 of the Dutch Corporate Governance Code have been complied with.

5.2. General Meeting of Shareholders

Our ordinary General Meetings of Shareholders are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, The Netherlands. Extraordinary General Meetings of Shareholders may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that our Managing Board or our Supervisory Board does not convene the General Meeting of Shareholders within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of General Meetings of Shareholders shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend the shareholders’ meetings that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening the General Meeting of Shareholders shall be given with due observance of the statutory notice period, which currently is at least 42 days prior to the date of the shareholders’ meeting.

The notice of the General Meeting of Shareholders states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting. However, one or more shareholders or other persons entitled to attend General Meetings of Shareholders representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, reasoned proposals of persons who are entitled to attend General Meetings of Shareholders will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our General Meetings of Shareholders and who, solely or jointly, represent at least one percent of our issued share capital or a market value of at least fifty million euros. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. As of July 1, 2013, a new Dutch statutory provision entered into force requiring a shareholder requesting discussion of an agenda item to disclose to us its entire beneficial interest (long and short position). We are required to mention this interest on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the General Meeting of Shareholders, which means that shareholders and other persons entitled to attend General Meeting of Shareholders are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend General Meeting of Shareholders at the time of the meeting if a registration date would not be applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of General Meetings of Shareholders require the approval of a majority of the votes cast at a meeting at which at least fifteen percent of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

The most important items of our General Meetings of Shareholders are:

•	the adoption of our annual accounts;

•	the adoption of a dividend;

•	the discharge of the members of our Managing Board and Supervisory Board;

•	the adoption of the compensation policy of our Managing Board;

•	the determination of the compensation of the members of our Supervisory Board;

•	the appointment, suspension and dismissal of the sole member of our Managing Board;

•	the appointment, suspension and dismissal of the members of our Supervisory Board;

•	the appointment of our auditors;

•	the authorization to our Managing Board to repurchase shares;

•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to our Supervisory Board;

•	approving resolutions of our Managing Board as referred to below under “Managing Board”;

•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our General Meeting of Shareholders has the authority to adopt our statutory IFRS annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders does not have the authority to amend our statutory IFRS annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders can:

i.	either adopt our statutory IFRS annual accounts in the form as prepared by our Managing Board; or

ii.	instruct our Managing Board to amend our statutory IFRS annual accounts before adopting these annual accounts; or

iii.	not adopt the statutory IFRS annual accounts.

If our General Meeting of Shareholders instructs our Managing Board to amend our statutory IFRS annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory IFRS annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our General Meeting of Shareholders is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory IFRS annual accounts, the annual report and the other information, a petition for revision of our statutory IFRS annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in The Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory IFRS annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3. Supervisory Board

Our Supervisory Board advises our Managing Board in performing its management tasks and supervises the policies of our Managing Board and the general course of our affairs and business. In discharging its duties, our Supervisory Board shall be guided by our interests and our business; it shall take into account the relevant interests of all those involved in us (including our shareholders). Our Supervisory Board is responsible for the quality of its own performance.

Our Supervisory Board consists of at least six members, the number to be determined by our General Meeting of Shareholders upon the proposal of our Supervisory Board. Members of our Supervisory Board are appointed by our shareholders’ meeting for a three-year term, as defined in our Articles of Association, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least fifteen percent of the issued and outstanding share capital is present or represented.

As of January 1, 2013, certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that members of our Supervisory Board may hold. A member of our Supervisory Board can only be appointed as such if he/she does not hold more than four supervisory positions at other so-called ‘large’ Dutch entities. In this connection, the position of chairman equals two positions. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position, and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account. For purposes of the foregoing, ‘large’ Dutch entities are Dutch limited liability companies, private companies with limited liability and foundations which meet at least two of the following three criteria (‘Large Dutch Entities’): (i) the value of the assets according to the (consolidated) balance sheet with explanatory notes exceeds € 17.5 million; (ii) the net turnover for the financial year exceeds € 35 million; or (iii) there are, on average, 250 or more employees during the financial year.

As of January 1, 2013, statutory provisions have been introduced to ensure a balanced participation by men and women in supervisory boards. Where seats on a supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women.

In accordance with the criteria as reflected in our Supervisory Board Charter, members of our Supervisory Board are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board members. Our Supervisory Board endorses the principle of a diversified Supervisory Board, including the aforementioned statutory gender balance rules, within the scope of the criteria as reflected in our Supervisory Board Charter. This is demonstrated by the appointment of Ms. Martine Verluyten as member of our Supervisory Board at our 2012 General Meeting of Shareholders and the appointment of Ms. Janet G. Davidson as member of our Supervisory Board at our 2013 General Meeting of Shareholders. We will continue to strive for an appropriate balance as recommended by the aforementioned statutory gender balance rules.

Members of our Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders by a simple majority of the votes cast at a meeting where at least fifteen percent of the issued and outstanding share capital is present or represented. Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members.

The responsibilities of our Supervisory Board include (but are not limited to):

•
supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;

•	selecting and recommending the appointment of the member(s) of the Managing Board;

•
proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our shareholders’ meeting), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of our Supervisory Board and proposing their remuneration;

•
evaluating and assessing the functioning of our Managing Board, our Supervisory Board, and their individual members (including the evaluation of our Supervisory Board’s profile and the induction, education and training program);

•
handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	reviewing and approving our whistle-blower procedures upon approval by the Audit Committee;

•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;

•	approving decisions by our Managing Board as referred above under “Managing Board”;

•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of our Supervisory Board;

•
on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us;

•
declaring independently as well as proposing to the shareholders’ meeting to declare, distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law.

Our Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of our Supervisory Board members, including its committees, as well as the compensation of the members of our Supervisory Board, see the report of our Supervisory Board. We believe that at least one member of our Supervisory Board can be regarded as a financial expert within the meaning of best practice provision III.3.2 of the Dutch Corporate Governance Code.

For information on the role and identity of the committees of our Supervisory Board, see the report of our Supervisory Board.

5.4. Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2011 for a three-year term to expire at the end of our Annual General Meeting of Shareholders in 2014, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Since its creation in 1987, our Managing Board has always been comprised of a sole member. The member of our Managing Board is appointed for a three-year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our General Meeting of Shareholders and adoption by a simple majority of the votes cast at the General Meeting of Shareholders where at least fifteen percent of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

As of January 1, 2013 certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that the sole member of our Managing Board may hold. A member of our Managing Board can only be appointed as such if he/she does not hold more than two supervisory positions at other Large Dutch Entities and does not hold the position of chairman of the supervisory board or one-tier board at such other entity. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account.

As of January 1, 2013, statutory provisions have been introduced to ensure a balanced participation by men and women in our Managing Board. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which by definition gender balance cannot be reached.

As of January 1, 2014, Dutch statutory provisions have been introduced to adjust and reclaim bonuses of members of a managing board of (among others) Dutch public limited liability companies, including us. Bonuses that have been granted (but not yet paid) to our sole member of the Managing Board can be adjusted in retrospect to an appropriate amount if such bonus under the circumstances would be inappropriate according to principles of reasonableness and fairness. Also, bonuses that have been granted (and paid) to the sole member of our Managing Board can be reclaimed in retrospect in whole or in part if the bonus was granted on the basis of incorrect information regarding the achievement of certain targets on which the bonus was based or regarding circumstances subject to which the bonus was granted. If and when any remuneration has been adjusted or reclaimed, we will be obliged to include a statement in the explanation to our statutory IFRS Annual Accounts regarding the amount of the adjustment or reclamation of such bonus.

Furthermore, these new statutory provisions prescribe that in the event of (a) a public offer on our common shares, (b) a proposal to approve a Managing Board resolution regarding a significant change in the identity or nature of us or our enterprise (as further described below under “Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28, 32 and 41)”, and (c) a proposal for a legal merger or legal demerger, we are obliged to set off the amount of the increase in value of shares, depositary receipts or rights to claim or acquire shares that were granted by way of remuneration to the sole member of our Managing Board with his remuneration in any of the events described above.

Finally, these new statutory provisions prescribe that at the General Meeting of Shareholders in which the statutory IFRS Annual Accounts are adopted, the implementation of the compensation policy during the past financial year must be accounted for.

Our General Meeting of Shareholders may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one half of the outstanding share capital is present or represented. If a quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal of one or more members of our Managing Board. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least fifteen percent of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a General Meeting of Shareholders must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons, who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

As of January 1, 2013, the relationship between a member of the managing board and a listed Dutch company can no longer be treated as an employment agreement. In practice, it will be treated as a mandate agreement. However, existing employment agreements, including the employment agreement between us and our current sole member of the Managing Board, will remain in effect.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association, our Managing Board must obtain prior approval from our Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding R&D, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by our Supervisory Board. In addition, under our Articles of Association, our Supervisory Board and our shareholders’ meeting may specify by resolution certain additional actions by our Managing Board that require its prior approval.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our Executive Officers may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the charter adopted by our Supervisory Board, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should the entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our Executive Officers and their duties to our Company.

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, the Italian Ministry of the Economy and Finance, Bpifrance or CEA;

(vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

5.5. Executive Officers

Our senior managers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. In August 2013, we introduced a new, simplified organization. Since that date, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our senior management, include:

•	Corporate Operations Reviews (COR), which meets twice per quarter to review monthly results and short term forecasts.

•	Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

•	Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2013 were:

Name	Position (11)	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti, Chairman	President and Chief Executive Officer	37	37	61
Jean-Marc Chery	Executive Vice President, Vice Chairman of the Corporate Strategic Committee, General Manager, Embedded Processing Solutions (EPS)	29	29	53
Carlo Ferro(1)	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	14	14	53
Mario Arlati(2)	Executive Vice President, Member of the Corporate Strategic Committee, Strategies and Business Management	39	39	65
Georges Auguste	Executive Vice President, General Manager Packaging and Test Manufacturing	27	39	64
Eric Aussedat	Executive Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group	32	32	60
Orio Bellezza	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Front-End Manufacturing & Technology R&D Sense & Power and Automotive Products (SP&A)	30	30	54
GianLuca Bertino	Executive Vice President, General Manager, Digital Convergence Group	16	27	54
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	27	27	55
Marco Luciano Cassis	Executive Vice President, President, Japan and Korea Region	26	26	50
Andrea Cuomo	Executive Vice President, Advanced Systems Technology and Special Projects, STMicroelectronics Chairman, 3Sun	30	30	59
Claude Dardanne	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Microcontroller, Memory & Secure MCU Group	31	34	61
Lorenzo Grandi	Corporate Vice President, Corporate Control	26	26	52
Paul Grimme	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Sales & Marketing, Europe, Middle East and Africa	5	33	54
Fabio Gualandris	Executive Vice President, Product Quality Excellence	26	29	54
François Guibert	Executive Vice President, President, Greater China and South Asia Region	33	36	60
Joel Hartmann	Executive Vice President, Front-End Manufacturing & Technology R&D, Embedded Processing Solutions (EPS)	13	35	58
Otto Kosgalwies	Executive Vice President, Member of the Corporate Strategic Committee, Company Infrastructures and Services	30	30	58
Robert Krysiak	Executive Vice President, President, Americas Region	31	31	59
Philippe Magarshack	Executive Vice President, Design Enablement & Services	19	28	52
Marco Monti	Executive Vice President, General Manager Automotive Product Group	27	27	52
Carmelo Papa	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Industrial & Power Discrete Group	31	31	64
Georges Penalver	Chief Strategy Officer, Executive Vice President, Member of the Corporate Strategic Committee, Strategy, Communication, Human Resources and Quality	2	2	57
Benedetto Vigna	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Analog, MEMS & Sensors Group STMicroelectronics	19	19	44

_________________
(1)        Mr. Carlo Ferro returned to ST as Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services in August 2013 and was President and Chief Executive Officer of ST-Ericsson from April 2013 to April 2014.
(2)        Mr. Mario Arlati was Chief Financial Officer until August 2013.

Detailed biographies of our executive officers are available on our website www.st.com.

5.6. Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as officers or agents of us shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.7. Risk Management and Control Systems

For the statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.8. Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;

•	restrictions on the transfer of securities and on voting rights;

•	special powers conferred upon the holders of certain shares;

•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	the rules on the issuing and the repurchasing of shares by the company;

•
significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the Company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2013, the number of common shares issued was 910,703,305 shares (December 31, 2012: 910,559,805 shares). As at December 31, 2013, the number of common shares outstanding was 890,606,763 shares (December 31, 2012: 887,953,202 shares). As of December 31, 2013, no preference shares were issued and outstanding.

Restrictions on the transfer of shares.

We do not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires the consent of STMicroelectronics to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht“) (the “FMSA”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. Supervisory board members are granted share awards that vest immediately. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our shareholders’ meeting, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board regarding the issuance and repurchase of shares.

Pursuant to our Articles of Association, our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares. Our Supervisory Board has this authority. Our annual shareholders’ meeting, held on May 3, 2011, has authorized our Supervisory Board to resolve upon: (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital as per December 31, 2011, increased with another 15% of our issued common share capital, as per December 31, 2011, in the case of mergers and acquisitions, (ii) the terms and conditions of an issuance of common shares, and (iii) the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares, all for a three-year period as of April 25, 2012, but never exceeding the limits of our authorized share capital.

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on June 21, 2013, our Managing Board, subject to the approval of our Supervisory Board, was authorized for a period up to December 20, 2014 (inclusive) to acquire shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The employment contract of our President and CEO, Mr. Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST – our preference shares

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Rad University in Nijmegen, The Netherlands, as Chairman of the board;

•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and

•	Mr. Edmond Alphandery, a professor at economics and former French Minister of Economy.

All members of the board of the Stichting are independent from us.

5.9. Code of Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”), which is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. The Ethics Policy is applicable to all of our employees and senior managers.

We have adapted and will amend this Ethics Policy as appropriate to reflect regulatory or other changes. The Ethics Policy provides that if any employee or senior manager to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

Our Ethics Policy on Business Conduct and Ethics is posted on our website (www.st.com).

5.10. Deviations from the Code

According to the Dutch Corporate Governance Code, as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008 (the “Code”), STMicroelectronics is required to publish a list of current exceptions to the Code, and an explanation why STMicroelectronics does not comply (“Comply or Explain”). For more information on the Dutch Corporate Governance Code, please visit the website www.commissiecorporategovernance.nl. Because STMicroelectronics is listed on the New York Stock Exchange (“NYSE”), it is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of the U.S. Sarbanes-Oxley Act of 2002 as well as the NYSE listing rules, and the rules and regulations promulgated by the SEC, please see www.sec.gov.

STMicroelectronics complies with the Code by applying most of its principles and best practice provisions that are addressed to the Managing Board and the Supervisory Board or by explaining why it deviates from such provisions. STMicroelectronics applies such principles and best practice provisions, with the exception of the following best practice provisions:

•
Best practice provision II.2.8: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three-year payout), subject to any and all legal, regulatory and/or contractual deductions applicable. Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us.

•	Best practice provision II.2.13: STMicroelectronics does not publish this information in detail, as this is considered competitively sensitive information.

•
Best practice provision III.2.2: STMicroelectronics criteria deviate from the criteria in the Dutch Corporate Governance Code but are in conformity with the STMicroelectronics Corporate Governance Charter as approved by our shareholders in the 2004 annual shareholders’ meeting.

•
Best practice provision III.3.5: The terms of office of three Supervisory Board members of STMicroelectronics (Messrs. Steve, Ovi and de Waard) exceed the maximum term of twelve years as mentioned in the Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by STMicroelectronics’ shareholders’ meeting as members of our Supervisory Board are appointed by our shareholders’ meeting. As mentioned in our Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004), we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on our Supervisory Board.

•
Best practice provision III.5.11: The Chairman of our Supervisory Board is also the Chairman of the Compensation Committee. The members of our Supervisory Board have appointed the Chairman of our Supervisory Board as Chairman of its Compensation Committee.

5.11. Major Shareholders

Holders of our shares or rights to acquire shares (which include, inter alia, options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the FMSA. Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital or votes which the AFM has entered in its public register. The threshold percentages are 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.

Furthermore, persons holding 3% or more in our voting rights or capital interest on December 31 at 24:00 hours must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

Under Section 5.45 of the FMSA, a notification obligation can also arise other than through the holding of shares (or voting rights). Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation. The AFM has introduced a policy rule regulating certain technical and operational aspects of this extension of the disclosure obligation.

As of July 1, 2013 a new Section 5.39 subsection 2 of the FMSA entered into force requiring the holder of a financial instrument representing a short position in our shares to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital which the AFM has entered in its public register. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position).

The aforementioned disclosure requirement on gross short positions exists in addition to the requirement for the holder of a financial instrument representing a short position in our shares under the Regulation (EU) No 236/2012 on short selling and certain aspects of credit default swaps (the “EU Shortselling Regulation”), effective as of November 2012, to notify AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM.

Under Section 5.48 of the FMSA, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 of the FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years.

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2013:

Shareholders	Common Shares Owned
	Number	%
STMicroelectronics Holding N.V.	250,704,754	27.53
Public*	639,902,009	70.26
Treasury shares	20,096,542	2.21
Total	910,703,305	100
*
With respect to the shares held by the Public it is noted that Capital World Growth & Income Fund has 3.01% of shares in ST as of 10 April 2014 (but no voting rights), Capital Research and Management Company has 10.09% of the voting rights (no shares) in us as at 26 March 2014, Société Générale S.A. has an 5,0% interest in us (both capital interest and voting rights of which 0.99% is real and 4.01% is potential) as at 10 May 2013 and Brandes Investment Partners Inc. holds an 4.94% interest in us (both capital interest and voting rights) as at 13 March 2012, all as further set out on the website of the AFM (www.afm.nl).

As of December 31, 2013, FT1CI (the “French Shareholder”), which is controlled by Bpifrance and CEA, and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), each directly held 50% in STMicroelectronics Holding N.V. (“ST Holding”). The indirect interest of the French Shareholder and the Italian Shareholder in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the Articles of Association of ST Holding, the French Shareholder and the Italian Shareholder each indirectly hold 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2013. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, the French Shareholder or the Italian Shareholder, in our issued share capital. FT1CI is a jointly held company established to control the interest of French shareholders in ST Holding. As of December 31, 2013, Bpifrance and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital. Bpifrance is a strategic investment fund 51% owned by Caisse des dépôts et consignations and 49% owned by the French State. CEA is a French government-funded technological research organization.

STMicroelectronics Holding II B.V. (“ST Holding II”), at the time a wholly owned subsidiary of ST Holding, owned 90% of our shares before our initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. As per June 1, 2012, ST Holding II merged with ST Holding, as a result of which, ST Holding acquired all of the assets and liabilities of ST Holding II, including our common shares held by ST Holding II, by universal transfer of title, and ST Holding II ceased to exist. ST Holding may dispose of our shares. Set forth below is a table of ST Holding’s holdings (as successor to ST Holding II) in us as of the end of 2013 and 2012 and ST Holding II’s holdings as at the end of 2011:

	Common Shares Owned
	Number	%
December 31, 2013	250,704,754	27.5
December 31, 2012	250,704,754	27.5
December 31, 2011	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding on behalf of one or more of its indirect shareholders, Bpifrance, CEA, the Italian Ministry of the Economy and Finance or FT1CI may come at any time, and we may not be informed beforehand.

The chart below illustrates the shareholding structure as of December 31, 2013:

_______________
(1)	In addition to the 27.5% held by ST Holding and the 70.3% held by the Public, 2.2% are held by us as Treasury Shares.

Announcements about additional disposals by ST Holding or our indirect shareholders may come at any time. Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly. All transactions with major shareholders were in compliance with provision III.6.4 of the Dutch Corporate Governance Code.

5.12. Shareholders’ Agreements

5.12.1. STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Bpifrance, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

5.12.1.1.         Merger of the Holding Companies

The French Shareholder and the Italian Shareholder merged the two holding companies (ST Holding and ST Holding II), effective June 1, 2012, in order to simplify the structure through which they own their interests in us. ST Holding II ceased to exist, while ST Holding continues to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company”.

5.12.1.2.        Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

5.12.1.3.        Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between FT1CI and the Ministry of the Economy and Finance (FT1CI and the Ministry of the Economy and Finance are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by FT1CI, and one designated by the Ministry of the Economy and Finance) and a Supervisory Board comprised of six members (three designated by FT1CI and three designated by the Ministry of the Economy and Finance). The Chairman of the Supervisory Board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand. The current Chairman of the Supervisory Board of ST Holding is Mr. Alain Dutheil and the Vice-Chairman is Mr. Luciano Acciari.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The STH Shareholders Agreement also provides that the Chairman of the Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice-Chairman of the Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of the Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of the Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of the Supervisory Board.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of the Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of us; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Ministry of the Economy and Finance or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders’ meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.

At the end of the Balance Period (i.e., once a shareholder’s voting stake in the holding company has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of the Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

i.         As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

ii.         As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

iii.         Any decision to vote our shares held by the holding company at any General Meeting of our Shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

iv.         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.12.1.4.         Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. The holding company may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or to any of our top ten competitors, or any company that controls such competitor.

5.12.1.5.        Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

5.12.1.6.        Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in the holding company to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.12.1.7.        Duration

The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of Bpifrance, FT1CI or CEA, on the other hand, are shareholders of the holding company.

5.12.1.8.        Statutory Considerations

As is the case with other companies controlled by the French government, the French government may appoint a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of the Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that the decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

5.12.1.9.        Preference Shares

On November 22, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, entered into on January 22, 2007, with a duration of ten years, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered hostile by our Managing Board and Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

6.    Dividend Policy

We formulated a revised dividend policy which was submitted for discussion at our Annual General Meeting of Shareholders held in Amsterdam on June 21, 2013. As a result, we distribute a dividend on a quarterly basis based on a semi-annual decision which is based on a proposal of our Managing Board and adopted by either our Supervisory Board or our General Meeting of Shareholders upon proposal of our Supervisory Board.

Our dividend policy reads as follows: we seek to use our available cash in order to develop and enhance our position in a competitive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us. Based on our results, projected capital requirements as well as business conditions and prospects, our Managing Board proposes on a semi-annual basis to our Supervisory Board, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a quarterly cash dividend, if any. Our Supervisory Board, upon the proposal of our Managing Board, decides or proposes to the meeting of shareholders on a semi-annual basis, in accordance with this dividend policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.

Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes twice a year to our Supervisory Board the allocation of our earnings involving, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.

In the past five years, we have paid the following dividends:

•
On December 2, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the fourth quarter of 2013 and first quarter of 2014, paid in December 2013 and in March 2014, respectively.

•
On June 21, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the second quarter and third quarter of 2013, paid in June and September of 2013, respectively.

•	On May 30, 2012, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2011 of $0.40 per share paid in four equal installments.

•	On May 3, 2011, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2010 of $0.40 per share paid in four equal installments.

•	On May 25, 2010, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2009 of $0.28 per share paid in four equal installments.

•	On May 20, 2009, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2008 of $0.12 per share paid in four equal installments.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that our Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

7.    Consolidated financial statements

7.1. Consolidated income statement

In millions of USD
		Year ended
except per share amount	Notes	December 31, 2013	December 31, 2012*
Sales	7.6.25	8,050	8,380
Other revenues	7.6.25	32	113
Total revenues		8,082	8,493
Cost of sales	7.6.27	(6,026)	(6,547)
Gross profit		2,056	1,946
Selling, general and administrative	7.6.27	(1,119)	(1,507)
Research and development	7.6.27	(1,595)	(1,951)
Other income	7.6.28	171	132
Other expenses	7.6.28	(53)	(37)
Impairment on goodwill	7.6.12	(27)	(869)
Operating profit (loss)		(567)	(2,286)
Finance income	7.6.29	19	41
Finance costs	7.6.29	(27)	(76)
Loss on convertible debt repurchase	7.6.13	-	(23)
Share of profit (loss) of associates and jointly controlled entities	7.6.9	(122)	(24)
Profit (loss) before income tax		(697)	(2,368)
Income tax benefit (expense)	7.6.31	18	(94)
Net loss		(679)	(2,462)
Attributable to:
The equity holders of the parent		(548)	(1,172)
Non-controlling interests		(131)	(1,290)
Net loss		(679)	(2,462)
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	7.6.32	(0.62)	(1.32)
Earnings per share (Diluted)	7.6.32	(0.62)	(1.32)
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

The accompanying notes are an integral part of these consolidated financial statements

7.2. Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2013	December 31, 2012*
Net result		(679)	(2,462)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		101	(73)
Income tax effect		(31)	26
Re-measurements of employee benefit obligations, net of tax		70	(47)
		70	(47)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		103	51
Share of other comprehensive income of associates and jointly controlled entities		2	-
Cash flow hedges	7.6.30	5	53
Income tax effect		(1)	(13)
Net movement on cash flow hedges		4	40
Gain / (loss) on available-for-sale financial assets	7.6.30	1	6
Income tax effect		-	-
Net Gain / (loss) on available-for-sale financial assets		1	6
		110	97
Other comprehensive income, net of tax		180	50
Total comprehensive income, net of tax		(499)	(2,412)
Attributable to:
The equity holders of the parent		(368)	(1,126)
Non-controlling interests		(131)	(1,286)
Total comprehensive income, net of tax		(499)	(2,412)
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

The accompanying notes are an integral part of these consolidated financial statements

7.3. Consolidated statement of financial position

In millions of USD	Notes	December 31, 2013	December 31, 2012, restated*	January 1, 2012, restated*
Assets
Non-current assets
Property, plant and equipment	7.6.10	3,161	3,487	3,965
Goodwill	7.6.12	72	105	971
Intangible assets	7.6.11	1,075	1,203	2,042
Investments in associates	7.6.9	63	106	94
Other non-current financial assets	7.6.13	32	33	53
Deferred tax assets	7.6.31	545	558	463
Other non-current assets	7.6.14	580	540	419
Total non-current assets		5,528	6,032	8,007
Current assets
Inventories	7.6.15	1,336	1,353	1,531
Trade accounts receivable	7.6.16	1,049	1,005	1,046
Other current financial assets	7.6.13	101	280	418
Other receivable and assets	7.6.17	346	483	505
Cash and cash equivalents	7.6.18	1,836	2,250	1,912
Total current assets		4,668	5,371	5,412
Assets held for sale		16	-	20
Total assets		10,212	11,403	13,439
Equity
Equity attributable to the equity holders of the parent		6,377	7,231	8,707
Non-controlling interests		75	(76)	450
Total equity	7.6.20	6,452	7,155	9,157
Non-current liabilities
Interest-bearing loans and borrowings	7.6.13	928	671	841
Employee benefits	7.6.22	422	540	435
Deferred tax liabilities	7.6.31	74	189	148
Non-current provisions	7.6.21	273	206	150
Other non-current liabilities	7.6.23	66	89	85
Total non-current liabilities		1,763	1,695	1,659
Current liabilities
Interest-bearing loans and borrowings – current portion	7.6.13	225	629	736
Trade accounts payable	7.6.24	693	797	656
Other payables and accrued liabilities	7.6.24	428	409	499
Employee benefits – current portion	7.6.22	528	544	502
Current provisions	7.6.21	76	112	66
Other current financial liabilities	7.6.13	4	1	75
Income tax payable	7.6.31	43	61	89
Total current liabilities		1,997	2,553	2,623
Total equity and liabilities		10,212	11,403	13,439
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013.

The accompanying notes are an integral part of these consolidated financial statements

7.4. Consolidated statement of changes in equity

For the year ended December 31, 2013

	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2013		1,156	2,433	(239)	1,226	2,655	7,231	(76)	7,155
Net result		-	-	-	-	(548)	(548)	(131)	(679)
Other comprehensive income, net of tax		-	-	-	180	-	180	-	180
Total comprehensive income		-	-	-	180	(548)	(368)	(131)	(499)
Employee share award scheme, net of tax	7.6.20.5	-	-	27	23	(27)	23	-	23
Dividends, 0.40$ per share		-	-	-	-	(356)	(356)	-	(356)
Dividends to non-controlling interests		-	-	-	-	-	-	(4)	(4)
ST-Ericsson deconsolidation		-	-	-	43	(196)	(153)	286	133
As at December 31, 2013		1,156	2,433	(212)	1,472	1,528	6,377	75	6,452
The accompanying notes are an integral part of these consolidated financial statements

For the year ended December 31, 2012*

	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2012		1,156	2,433	(271)	1,360	4,029	8,707	450	9,157
Net result		-	-	-	-	(1,172)	(1,172)	(1,290)	(2,462)
Other comprehensive income, net of tax		-	-	-	64	(18)	46	4	50
Total comprehensive income		-	-	-	64	(1,190)	(1,126)	(1,286)	(2,412)
Employee share award scheme, net of tax	7.6.20.5	-	-	32	10	(32)	10	-	10
Share conversion option of 2016 Convertible Bonds	7.6.20.6	-	-	-	(208)	203	(5)	-	(5)
Business combination		-	-	-	-	-	-	-	-
Dividends, 0.40$ per share		-	-	-	-	(355)	(355)	-	(355)
Dividends to non-controlling interests		-	-	-	-	-	-	(5)	(5)
Contribution of non-controlling interests		-	-	-	-	-	-	765	765
As at December 31, 2012		1,156	2,433	(239)	1,226	2,655	7,231	(76)	7,155
*
The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 7.6.5. Changes in accounting policies for more details.

The accompanying notes are an integral part of these consolidated financial statements

7.5.     Consolidated statement of cash flows

In millions of USD	Note	December 31, 2013	December 31, 2012
Cash flows from operating activities
Cash generated from operations	7.6.19	785	1,260
Interests paid		(10)	(27)
Income tax paid		(23)	(51)
Net cash from operating activities		752	1,182
Cash flows from investing activities
Payments for purchases of tangible assets		(531)	(451)
Payments for purchases of available-for-sale financial assets		-	(450)
Proceeds from sales of available-for-sale financial assets		184	630
Investments in intangible and financial assets		(481)	(670)
Net cash variation for joint ventures deconsolidation		(21)	-
Payment for funding of joint ventures liquidation		(15)	-
Release of restricted cash		3	3
Payment for business combinations		92	(1)
Interests received		4	14
Net cash used in investing activities		(765)	(925)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		622	854
Repurchase of convertible debt		(455)	(219)
Repayment of interest-bearing loans and borrowings		(201)	(129)
Dividends paid to equity holders of the parent company		(346)	(355)
Dividends paid to non-controlling interests		(4)	(5)
Decrease in short-term facilities		-	(7)
Payment for other financing activities		(4)	(45)
Net cash from (used in) financing activities		(388)	94
Effect of changes in exchange rates		(13)	(13)
Net cash increase (decrease)		(414)	338
Cash and cash equivalents at the beginning of the period		2,250	1,912
Cash and cash equivalents at the end of the period	7.6.18	1,836	2,250
The accompanying notes are an integral part of these consolidated financial statements

7.6.    Notes to the consolidated financial statements

7.6.1. Corporate information

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate seat in Amsterdam, The Netherlands, and address at Schiphol Boulevard 265, 1118 BH Schiphol Airport, The Netherlands. The operational headquarter is managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V. and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by our Supervisory Board on April 28, 2014, for submission to the Annual General Meeting of shareholders.

7.6.2. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and certain other financial assets and liabilities (including derivative financial instruments) that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million ($ million) except when otherwise stated. Under Article 35 of the Group’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

7.6.3. Statement of compliance

These consolidated financial statements are prepared for Dutch statutory purposes, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code STMicroelectronics N.V.’s corporate income statement is presented in abbreviated form.

7.6.4. Basis of consolidation

The consolidated financial statements comprise the financial statements of STMicroelectronics N.V. and its subsidiaries as at December 31, 2013.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are fully eliminated.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly, to the parent company. Non-controlling interests are presented separately in the consolidated income statement and within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates include all entities over which the Group has a significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented in the consolidated statement of financial position on the line “Investments in associates”.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the Group.

7.6.5. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new amended standards adopted by the Group on or after January 1, 2013:

•
IAS19 Employee Benefits: The Group applied the revised IAS 19 (“IAS 19R”) on January 1, 2013. The principal consequence of this adoption is that the delayed recognition of actuarial gains and losses for post-employment pension plans is prohibited and that actuarial gains and losses, renamed “remeasurements” are recognized immediately in other comprehensive income (“OCI”). As required by the new standard, the Group’s consolidated financial statements have been retrospectively restated to reflect the changes upon adoption. The impact of these restatements resulted in an opening balance sheet adjustment as of January 1, 2012 due to the recognition of all unrecognized items (actuarial gains and losses and past service cost for $147 million) in retained earnings ($115 million net of taxes); a decrease of the pensions and other long-term benefits expense by $28 million for the full year ($22 million after tax); and an adjustment of $75 million recorded in other comprehensive income ($53 million net of taxes) in 2012. Consequently, the restated employee benefits liabilities amount to $1,083 million as of December 31, 2012 while it amounted to $889 million according to the previous standard. In addition, for pension plans with plan assets, the interest income on plan assets is now set equal to the corresponding discount rate.

•
IAS 1 Financial Statement Presentation (amendment) — Presentation of Items of Other Comprehensive Income: The Group applied the amended standard on January 1, 2013. The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) are presented separately from items that will never be reclassified. The amendment affects presentation only and has therefore no impact on the Group’s financial position or performance.

•
IAS 36 Impairment of assets: This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment primarily affects disclosures only and has therefore no impact on the Group’s financial position or performance. The Group early adopted the amendment as of January 1, 2013.

•
IFRS 7 Financial Instruments: Disclosures (amendment) — Offsetting Financial Assets and Financial Liabilities: The Group applied the amended standard on January 1, 2013. The amendments to IFRS 7 require more extensive disclosures on quantitative information about recognized financial instruments that are offset in the statement of financial position, as well as those subject to master netting or similar arrangements irrespective of whether they are offset. The amendments primarily affect presentation and disclosures only and have therefore no impact on the Group’s financial position or performance.

•
IFRS 13 Fair Value Measurement: The Group applied the standard on January 1, 2013. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of this new standard affected disclosures only and therefore it had no impact on the Group’s financial position or performance.

•
Improvements to IFRSs: In May 2012, the IASB issued Annual Improvements 2009-2011 cycle, a collection of amendments to its standards, primarily with a view to responding to issues addressed during the project cycle that began in 2009. These amendments were endorsed by the European Union in 2013. These amendments did not have any material changes to the Groups’ accounting policies, financial position or performance.

7.6.6. Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard has not yet been endorsed by the European Union. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases on hedge accounting and impairment of financial assets, when issued, to present a comprehensive picture.

IFRS 9 Financial Instruments (amendment) — Hedge Accounting: IFRS 9 as amended also reflects the third phase of the IASB’s work to revise the financial instruments accounting model and sets forth the new general hedge accounting requirements, with the aim of simplifying them. The standard, as amended, has not yet been endorsed by the European Union. The amendments apply to all hedge accounting except portfolio fair value hedges of interest rate risk and introduce the following fundamental changes: the highly effective threshold (80% to 125%) as the qualifying criteria for hedge accounting is replaced by a more qualitative requirement, more closely aligned with the risk management activities undertaken by the entity; “rebalancing” of the hedge is required if the risk management hedge ratio changes; voluntary de-designation of the hedging relationship is prohibited unless the risk management objective has changed; specifically identifiable and reliable measurable risk components of non-financial items can be designated as hedged items; hedging groups of dissimilar items (including net exposures) becomes more flexible; the initial time value of options designated as hedging items in both fair value and cash flow hedges is accounted for as a cost of buying the protection, with similar accounting permitted for the forward points when the spot method is elected and for the currency basis spread associated with a hedge of foreign currency risk. The amendments also introduce additional disclosures to provide users with useful information on the entity’s risk management strategy. The adoption of the first phase of IFRS 9 will have an effect on the accounting for hedged transactions and derivatives designated as hedging instruments. The Group will quantify the effect of these amendments in conjunction with the other phases on impairment of financial assets, when issued, and classification and measurement of financial instruments, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements, as amended: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The standard was subsequently amended to provide additional transition relief in limiting the requirement to provide adjusted comparative information. The amendment also clarifies that the date of initial application. The standard, as amended, was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2014. The Group has assessed IFRS 10’s full impact on the financial statements concluding that the new guidance primarily affects presentation and disclosures only and has therefore no impact on the Group’s financial position or performance.

IFRS 11 Joint Arrangements, as amended: IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The standard was subsequently amended to provide additional transition relief in limiting the requirement to provide adjusted comparative information. The standard, as amended, was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2014. The Standard will have no significant impact since JCEs will continue to be accounted for under the equity method. The Group has assessed IFRS 11’s full impact on the financial statements concluding that the new guidance primarily affects presentation and disclosures only and has therefore no impact on the Group’s financial position or performance.

IFRS 12 Disclosure of Involvement with Other Entities, as amended: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The standard was subsequently amended to provide additional transition relief in limiting the requirement to provide adjusted comparative information. The standard, as amended, was endorsed by the European Union in 2012, with effective date January 1, 2014. Early adoption is permitted. The Group has decided to adopt the new standard as at January 1, 2014. The Group has assessed IFRS 12’s full impact on the financial statements concluding that the new guidance primarily affects disclosures only and has therefore no impact on the Group’s financial position or performance.

IAS 32 Financial Instruments: Presentation (amendment) — Offsetting Financial Assets and Financial Liabilities: The amendments to IAS 32 clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position, without changing the current offsetting model in IAS 32. The amended standard was endorsed by the European Union in 2012. The effective date of amended IAS 32 is January 1, 2014, with early adoption permitted. The amendments primarily affect presentation and disclosures only and have therefore no impact on the Group’s financial position or performance.

IFRIC 21 Levies: The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy — that is not income tax — is the activity described in the relevant legislation that triggers the payment of the levy. The effective date of the interpretation is January 1, 2014, with early adoption permitted but has not yet been endorsed by the European Union. The Group will adopt the interpretation when effective. No significant impact is expected on the Group’s financial position or performance.

IAS 39 Financial Instruments: Recognition and Measurement (amendment) — Novation of derivatives: The amendment clarifies the scope of IAS 39 to allow hedge accounting to continue where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. The amendment is effective January 1, 2014 and was endorsed by the European Union in 2013. The Group will adopt the amendment when effective. No significant impact is expected on the Group’s financial position or performance.

The following new or amended standards and interpretations are not applicable to the accounting policies, financial position or performance of the Group:

IFRS 14 Regulatory Deferral Accounts: Exception from consolidation for “investment entities” — amendment to IFRS 10, IFRS 12 and IAS 27.

7.6.7. Summary of significant accounting policies

7.6.7.1.        Business combinations and goodwill

The Group accounts for business combinations in accordance with IFRS 3 revised, using the acquisition method. The consideration transferred in a business combination (including any contingent consideration) is measured at fair value.

Each identifiable asset and liability is measured at its acquisition-date fair value. Only components of non-controlling interests that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•
the aggregate of consideration transferred, any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase that gain is recognized in the income statement.

After initial recognition, goodwill is not subject to amortization and is tested at least annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less costs of disposal and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.        Investments in associates and jointly controlled entities

The Group’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Group has significant influence but not control. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

Under the equity method, the investment in the associate or in the jointly controlled entity is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate or jointly controlled entity. Goodwill relating to the associate or jointly controlled entity is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the result of operations of the associate or jointly controlled entity. Where there has been a change recognized directly in the equity of the associate or jointly controlled entity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity or other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associates or jointly controlled entities are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the income statement on the line “Share of profit (loss) of associates and jointly controlled entities”. This is the profit attributable to equity holders of the associate or jointly controlled entity and therefore is profit after tax and non-controlling interests in the subsidiaries of the associate or jointly controlled entity.

The financial statements of the associate or jointly controlled entity are prepared for the same reporting period as the parent company or with not more than a quarter-lag if the associate or jointly controlled entity cannot prepare financial statements in a timing compliant with the closing timeframe of the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates or on the Group’s interest in its jointly controlled entities. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or jointly controlled entity is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or jointly controlled entity and its carrying value and recognizes the amount in the income statement. To the extent that the recoverable amount of an investment in an associate or jointly controlled entity subsequently increases, the Group reverses the impairment previously recorded.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in the income statement.

Upon loss of joint control the Group measures and recognizes its remaining investment at its fair value. Any differences between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognized in the income statement. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

7.6.7.3.        Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, non-dollar labor costs are concentrated primarily in the countries of the Euro zone.

The functional currency of each subsidiary throughout the Group is either the local currency or the US dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the financial statement of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the monthly exchange rate in which they are recognized, since they approximate the applicable spot rate. This has been determined to be an adequate reflection of average exchange rate of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of other comprehensive income in the consolidated statement of comprehensive income and the consolidated statement of changes in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each reporting date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between transaction and translation differences. Transaction differences related to changes in amortized cost are recognized in the consolidated income statement as finance cost or finance income below operating income, and the translation difference resulting from the fair value changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equity securities at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in other comprehensive income.

7.6.7.4.        Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, returns, discounts and rebates, after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group records the accrued amounts as a reduction of revenue at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Distribution costs are recorded in “cost of sales”.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the reporting date.

Other revenues

Other revenues primarily consist of license revenue, service revenue related to transferring licenses and patent royalty income, which are recognized on an accruals basis in accordance with the terms of the agreements. Other revenues also include sale of scrap materials and manufacturing by-products.

7.6.7.5.        Other significant categories of income

Fundings

Fundings received by the Group are mainly from governmental agencies. Income is recorded when all qualifying expenditures have been incurred and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits (“Credit Impôt Recherche”) in the French tax jurisdiction. The Group considers the tax credits received from French tax authorities as government grants based on the fact that the tax credits are received independently from tax payments of the Group. The Group recognizes these credits as long-term or short-term receivables depending on the expected time of collection. These credits are deducted from “Research and development” in the consolidated income statement.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” and is recognized in the Group’s consolidated income statement according to the depreciation charges of the funded assets during their useful lives. The Group also received capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges.

When the funding has been classified as long-term receivable, it is reflected in the statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance income”.

Loans

The Group receives certain loans from public sources, related to R&D and capital investment projects, at preferential interest rates. The loans are measured and recognized in accordance with IAS 39. The benefit calculated as the difference between the initial carrying amount of the loans determined in accordance with IAS 39 and the proceeds received is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Interest income is recognized on a time-proportion basis using the effective interest method. When a loan or a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as finance income. Finance income on impaired loans and receivables are recognized using the original effective interest rate.

7.6.7.6.        Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are reported net of research tax credits received in the French tax jurisdiction, as described in note 7.6.7.5.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group are recognized as intangible assets when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably. Research and tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when in use, over their estimated useful lives, not exceeding three years (Refer to note 7.6.7.11. Intangible assets). Other development costs are expensed as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. Amortization expenses recognized on capitalized development costs in use are recorded as cost of sales. Amortization expenses on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research are recorded as research and development expenses.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. Write-offs charges and impairment losses recognized on capitalized development costs are recorded as cost of sales.

7.6.7.7.        Income taxes

The income tax benefit (expense) for the period comprises current and deferred income tax. Current income tax benefit (expense) represents the income tax benefit expected to be received or the income tax expected to be paid related to the current year loss or income in each individual tax jurisdiction. Items recognized in other comprehensive income or directly in equity are recognized net of tax. Income tax expense for specific tax assessments are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded, using the liability method, for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group provides deferred income taxes on temporary differences arising on investments in subsidiaries and associates when it is probable that the temporary difference will reverse in the foreseeable future, and if reversed, will be subject to tax.

The Group receives certain research tax credits in some of its jurisdictions. Except for the French research tax credits described in note 7.6.7.5, these research tax credits are deemed to benefit the income tax.

Income taxes are recognized as cash flows from operating activities in the consolidated statement of cash flows.

7.6.7.8.        Earnings per share

Basic earnings per share are computed by dividing net result attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, unvested shares and convertible debt to the extent such incremental shares are dilutive. Non vested shares with performance conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.9.        Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not netted against cash and cash equivalents in the consolidated cash flow statements and are shown as part of current liabilities on the consolidated statement of financial position. Restricted cash includes collateral deposits used as security under arrangements for certain hedging transactions or financing of certain entities.

7.6.7.10.        Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable costs to sell.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods as well as certain Singapore dollar-denominated forecasted transactions. The Group does not adjust the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income for settled hedging transactions. This component of other comprehensive income is reclassified into earnings when inventory is sold.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock by computing any excess inventory based on the previous period sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.

7.6.7.11.        Intangible assets with finite useful lives

Intangible assets acquired separately are recognized at cost and include technologies and licenses purchased from third parties and purchased software.

The cost of intangible assets acquired in a business combination such as customer relationships and in-process research & development is the acquisition-date fair value.

Internally generated intangible assets, including internally developed software that meet all capitalization criteria as defined in IAS 38 are capitalized and subject to amortization. Expenditures incurred on all other research and development activities are reflected in the consolidated income statement in the year in which the expenditure is incurred.

The carrying value of intangible assets with finite useful lives is assessed for impairment at the level of a CGU whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In determining recoverability, the Group usually estimates the value in use based on the projected discounted future cash flows associated with the intangible assets. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

Intangible assets with finite lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization is computed using the straight-line method over their estimated useful lives.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group and internally generated software developed for the Group’s internal use, are recognized as intangible assets when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;

•	its intention to complete the item under development and ability to use it or sell it;

•	how the item under development will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

•	its ability to measure reliably the expenditures attributable to the project during its development.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies & licenses	Purchased software	Internally developed software	Development costs	Customer relationships
Useful lives	Finite	Finite	Finite	Finite	Finite
Amortization method used	Straight line basis over estimated useful life / 3-7 years	Straight line basis over estimated useful life / 3-4 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 3 years	Straight line basis over estimated useful life / 4-12 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated	Acquired

7.6.7.12.        Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government fundings, accumulated depreciation and/or impairment losses, if any. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated income statement.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Group evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as restructuring initiatives or significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The fair value is normally estimated by the Group based on independent market appraisals and the value in use by applying discounted cash-flow procedures. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and their continuous technological competitiveness, change in the selling price and the adoption of new technologies. Prior impairments are reviewed for possible reversal at each reporting date. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each reporting date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less costs of disposal and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

A manufacturing line is composed of several individual equipments which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which the Group has substantially all the risks and rewards of ownership are classified as finance leases. These leases are included in “property, plant and equipment” and capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

7.6.7.13.        Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. The Group determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2013 and December 31, 2012 any asset classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are trading financial assets. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the reporting date. This category also includes trading derivatives including foreign currency forward contracts and currency options that do not qualify for hedge accounting.

Gains and losses arising from changes in the fair value of the financial assets carried at fair value through profit or loss are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments is related to the Group’s operating activities. Gains and losses arising from changes in fair value of financial assets not related to the operating activities of the Group, are presented within “Finance income” and “Finance costs” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are classified in the consolidated statement of financial position as trade accounts receivable, other receivables and long-term loans and receivables and cash and cash equivalents.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income until the investment is derecognized.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated income statement.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially similar instruments, discounted cash flow analysis and option pricing models and reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity securities are not reversed through the consolidated income statement if the security recovers its value prior to disposal.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

7.6.7.14.        Trade accounts receivable

The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the consolidated income statement as “Selling, general and administrative”. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative” in the consolidated income statement.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all the risks and rewards of ownership of the receivables.

7.6.7.15.        Derivative financial instruments and hedging activities

Derivative financial instruments are classified as trading financial instruments unless they are designated as effective hedging instruments. All derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

Trading derivative financial instruments

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rate. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition forward contracts and currency options are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecast intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on STMicroelectronics’ behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. These instruments do not qualify as hedging instruments under the requirements of IAS 39.

The trading derivative financial instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are re-measured at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement on the line “other income” or “other expenses”.

Derivative financial instruments designated as hedge

These instruments include notably forward currency contracts and currency options, including collars, which are entered into by the Group to hedge exposure to foreign currency fluctuations.

For the purpose of hedge accounting, the hedging transactions are classified as cash flow hedge as they hedge exposure to variability in cash flows of highly probable forecasted transactions.

The following criteria must be in place before the Group will use hedge accounting:

•
At the inception of the transaction, the Group formally documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge;

•
The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes of cash flows of hedged items;

•	The highly probable forecasted transactions designated as hedged items will ultimately affect the consolidated income statement.

Cash flow hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties. Additionally the Group hedges certain Singapore dollar-denominated manufacturing forecast transactions.

Such derivatives financial instruments are initially recognized at fair value on the date on which the derivative contract is entered into. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized in the consolidated income statement. Amounts taken to other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss on the line “Other income” or “Other expenses”.

If the forecast transaction is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income are not transferred to the consolidated income statement until the forecast transaction occurs.

7.6.7.16.        Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs of disposal. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

7.6.7.17.        Employee benefits

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. Defined benefit pension plans define amounts of pension benefits that employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets and potential effect of asset ceiling. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in profit or loss.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually with the assistance of independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the reporting date are discounted to present value.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted at date of grant. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

7.6.7.18.        Financial Debt

Bank loans and senior bonds

Bank loans and senior bonds, are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method within “Finance costs”.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

7.6.7.19.        Equity movements

Ordinary share capital

The Company has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issue of these shares are recognized in equity, net of tax.

Treasury shares

Own equity instruments which are acquired (treasury shares) are deducted from equity and accounted for at weighted average cost. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the Company’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.20.        Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.21.         Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions primarily comprise provisions for onerous contracts, lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.22.        Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability The Group regularly evaluates claims to determine whether provisions need to be recorded based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.23.        Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Company’s Sole Member of Managing Board) to make decision about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

7.6.8. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.        Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognizes deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those, if any. Refer to note 7.6.21.

The Group is also required to assess the likelihood of recovery of its deferred tax assets originated by the net operating losses carried forward. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies. In particular, no deferred tax asset on net operating loss carried forward was recognized upon the wind-down of ST-Ericsson business in 2013 and for ST-Ericsson SA as of December 31, 2012.

As of December 31, 2013, the Group had non-current deferred tax assets of $545 million. The deferred tax assets have increased in the past few years. In particular, a significant portion of the increase in deferred tax assets was recorded in relation to net operating losses incurred in certain tax jurisdictions. These net operating losses may not be realizable before their expiration, unless the Group is capable of identifying favorable tax strategies.

The Group could reduce the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

7.6.8.2.        Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on observable market prices less incremental costs of disposing the asset, in order to measure the price at which the asset could be sold in an orderly transaction between market participants at the measurement date. In case observable market prices are not available, fair value less costs of disposal could be measured based on data from binding sales transactions in arm’s length transactions of similar assets. For the current period’s annual impairment test, the recoverable amount of the CGUs was determined based on value-in-use calculations. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.6, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

7.6.8.3.        Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit pension plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

7.6.8.4.        Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.6. and 7.6.7.11. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility is confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project, discount rate to be applied and the expected period of benefits. As at December 31, 2013, the carrying amount of capitalized development costs was $858 million (2012: $991 million). Refer to note 7.6.11 for disclosure of amounts capitalized, amortized and impaired during the period.

7.6.8.5.         Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In case of underutilization of the manufacturing facilities, the Group estimates the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. For the year ended December 31, 2013, the unused capacity charges amounted to $32 million (2012: $172 million) as disclosed in note 7.6.26. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

While the Group performs, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory provisions, which would have a negative impact on its gross margin.

7.6.9. Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at December 31, 2013 and December 31, 2012 were as follows:

	December 31, 2013		December 31, 2012
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT SA (“JVD”)	-	-	9	49.0%
ST-Ericsson SA (“JVS”)	50	50.0%	-	-
3Sun S.r.l.	13	33.3%	91	33.3%
MicroOLED S.A.S.	-	39.6%	6	39.6%
Total	63		106

ST-Ericsson AT SA (“JVD”) and ST-Ericsson SA (“JVS”)

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in both ST-Ericsson Holding AG (parent of “JVS” group of companies) and ST-Ericsson AT Holding AG (parent of “JVD” group of companies) in which the Group owned respectively 50% plus a controlling share and 50% less a controlling share held by Ericsson. In 2010, ST-Ericsson Holding AG and ST-Ericsson AT Holding AG were merged in ST-Ericsson SA and ST-Ericsson AT SA respectively. The Group used to consolidate JVS and account for JVD as an equity investment.

On August 2, 2013, the Group sold its JVD shares to Ericsson for the value of its investment in JVD ($4 million), leading to the de-recognition of its investment in JVD. On September 9, 2013, the Group sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of JVS and as such JVS was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of JVS did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. Due to the loss pick-up recognized during the fourth quarter 2013, the value of the investment amounted to $50 million as of December 31, 2013. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2013.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

JVS entered into liquidation on April 15, 2014.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income.

In 2013, the Company participated for €19 million in 3Sun’s equity increase, out of which €9 million as a loan conversion to equity.

Taking into consideration the latest business developments, the generated losses and its current financial situation, 3Sun recorded in the second quarter of 2013 an impairment charge of €159 million in addition to its operating losses, out of which $69 million was recognized by the Group. For the year 2013, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a charge of $35 million related to 3Sun, in addition to the $69 million of impairment.

As of December 31, 2013, the Group’s maximum exposure to loss as a result of its involvement with 3Sun was limited to its investment amounting to $13 million and a shareholder’s loan amounting to $17 million and, under certain conditions, to participate to a share capital increase up to €7 million.

MicroOLED S.A.S. (“MicroOLED”)

In the third quarter 2012, the Group invested approximately $7 million in shares of MicroOLED, therefore obtaining 39.6% of the voting rights. MicroOLED is based in Grenoble and develops OLED micro-displays. The Group has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED. The Group accounts for its share of results in MicroOLED with a quarter lag. Since the investment in MicroOLED is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income. Due to the uncertainty associated with the ability of MicroOLED to continue as a going concern, the full residual value of the investment amounting to $4.1 million was impaired during the third quarter of 2013.

The summarized financial information of the Company’s equity-method investments as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 is presented below:

	December 31, 2013	December 31, 2012
In millions of USD
Current assets	266	121
Non-current assets	287	573
Current liabilities	178	168
Non-current liabilities	249	297

	2013	2012
In millions of USD
Total revenues	282	422
Operating income (loss)	(271)	(51)
Net income (loss)	(282)	(103)

7.6.10. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2013
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	94	-	94
Buildings	992	(429)	563
PP&E under finance lease	8	(8)	-
Facilities and leasehold improvements	3,218	(2,826)	392
Machinery and equipment	14,676	(12,720)	1,956
Computer and R&D equipment	463	(414)	49
Furniture and other tangible fixed assets	137	(121)	16
Construction in progress	91	-	91
Total	19,679	(16,518)	3,161

	As at December 31, 2012
	Gross value	Accumulated depreciation	Net value
Land	93	-	93
Buildings	929	(353)	576
PP&E under finance lease	31	(28)	3
Facilities and leasehold improvements	3,137	(2,638)	499
Machinery and equipment	14,537	(12,347)	2,190
Computer and R&D equipment	504	(452)	52
Furniture and other tangible fixed assets	164	(143)	21
Construction in progress	53	-	53
Total	19,448	(15,961)	3,487

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Lands	Buildings	Finance leases	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture/ other tangible assets	Construction in progress	Total
Balance as at December 31, 2011	86	596	46	602	2,492	64	29	50	3,965
Additions	-	1	-	25	274	23	66	126	515
Business combination	-	-	-	-	-	-	-	-	-
Transfers	-	2	(24)	20	126	-	-	(124)	-
Transfer from assets held for sale	7	-	-	-	-	-	-	-	7
Disposals	-	(2)	-	(3)	(2)	(2)	(65)	-	(74)
Impairment	-	-	-	-	(3)	(1)	(1)	-	(5)
Depreciation expense	-	(28)	(19)	(151)	(719)	(32)	(8)	-	(957)
Foreign currency translation	-	7	-	6	22	-	-	1	36
Balance as at December 31, 2012	93	576	3	499	2,190	52	21	53	3,487
Additions	-	-	-	22	331	26	3	174	556
ST-Ericsson Deconsolidation and Break-up	-	-	-	(2)	(53)	-	(1)	-	(56)
Transfers	-	-	-	12	125	-	-	(137)	-
Transfer to assets held for sale	-	-	-	(4)	(8)	(3)	-	-	(15)
Disposals	-	(9)	-	-	(3)	-	-	-	(12)
Impairment	-	-	-	(16)	(17)	(1)	(1)	-	(35)
Depreciation expense	-	(19)	(3)	(132)	(653)	(27)	(5)	-	(839)
Foreign currency translation	1	15	-	13	44	2	(1)	1	75
Balance as at December 31, 2013	94	563	-	392	1,956	49	16	91	3,161

In the year ended December 31, 2013, capital investment funding totaled $3 million (2012: $1 million) and were accounted for as a reduction of the gross value of related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2013 is a reduction of $6 million (2012: $10 million). In 2013, the Group made equipment sales for cash proceeds of $12 million (2012: $16 million).

7.6.11. Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2013
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	623	(491)	132
Purchased software	363	(318)	45
Contractual customer relationships	2	(2)	-
Capitalized development costs	1,263	(405)	858
Internally developed software and other intangible assets	53	(13)	40
Total	2,304	(1,229)	1,075
	As at December 31, 2012
	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	842	(730)	112
Purchased software	384	(340)	44
Contractual customer relationships	92	(90)	2
Capitalized development costs	1,720	(729)	991
Internally developed software and other intangible assets	101	(47)	54
Total	3,139	(1,936)	1,203

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Capitalized development costs	Contractual customer relationships	Internally developed software and other intangible assets	Total
Balance as at December 31, 2011	145	66	1,284	375	172	2,042
Additions	32	6	568	-	24	630
Business combinations	6	-	-	-	4	10
Disposals	(1)	-	-	-	(2)	(3)
Impairment / Write-offs	(30)	(44)	(539)	(331)	-	(944)
Transfer	65	61	-	15	(141)	-
Amortization expense	(103)	(45)	(322)	(57)	(4)	(531)
Foreign currency translation	(2)	-	-	-	1	(1)
Balance as at December 31, 2012	112	44	991	2	54	1,203
Additions	48	6	389	-	56	499
Transfer to assets held for sale	-	-	-	-	(10)	(10)
Impairment / Write-offs	(19)	(1)	(261)	(2)	(2)	(285)
Transfer	31	25	-	-	(56)	-
Amortization expense	(40)	(29)	(261)	-	(2)	(332)
Balance as at December 31, 2013	132	45	858	-	40	1,075

For the year ended December 31, 2013, additions of intangible assets amounted to $499 million (2012: $640 million), of which none were acquired through business combinations (2012: $10 million).

The 2013 amortization expense included $267 million (2012: $403 million) in costs of sales, $48 million (2012: $102 million) in research and development and $17 million (2012: $30 million) in selling general and administrative.

Development costs capitalized on projects that are still in progress and therefore not yet amortized amounted to $525 million as at December 2013 (2012: $580 million).

The impairment and write-offs for 2013 amounted to $285 million (2012: $944 million) and are mainly resulting from the annual impairment test of DCG CGU, as described in note 7.6.12. This impairment charge is mainly related to capitalized development costs and purchased technologies and licenses. The recoverable amount of capitalized development costs was assessed on product-family level (asset group CGU). The amount of impairment was determined by comparing the carrying value of the intangible assets with their recoverable amount.

7.6.12. Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Others	Total
As at January 1, 2013	7	94	4	105
Sale of business	-	-	(4)	(4)
Impairment	-	(27)	-	(27)
Reclassification to assets held for sale	(5)	-	-	(5)
Foreign currency translation	-	3	-	3
As at December 31, 2013	2	70	-	72

As at December 31, 2013, the gross value of goodwill was $986 million (2012: $993 million) and the accumulated impairment was $914 million (2012: $888 million).

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets and management’s best estimates about future developments, as well as market and customer assumptions.

Following the annual impairment test performed in the second half of 2013 the Group recorded on goodwill allocated to the Digital CGU an impairment loss totaling $27 million. Prior to conducting the goodwill impairment test for DCG CGU, the Group evaluated the recoverability of CGU’s tangible and intangible assets, as described in note 7.6.11. In determining the recoverable amount of the CGU, the Group used an estimate of the expected discounted future cash flows associated with the CGU on the basis of a plan that included management’s best estimate about future developments and scenarios of the reporting unit. Based on this analysis, the estimated recoverable amount of the CGU compared to the carrying value of the CGU resulted in an impairment loss of the full amount of the DCG CGU goodwill.

For the annual impairment test performed for the non-DCG CGUs during the second half of 2013, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. The average perpetuity growth rate was 1.5% and discount rates are pre-tax and inferred from the observable volatility of share prices for comparable companies in the semi-conductor industry, and range from 10.9% to 12.5% depending on the CGU. These assumptions have been used, as applicable, for the analysis of each CGU within the product segments. Management determined budgeted gross margin based on past performance, and its expectations for the market development. The average yearly growth rates used are consistent with the forecast included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

7.6.13. Other financial assets and financial liabilities

7.6.13.1.        Other financial assets

In millions of USD	December 31, 2013	December 31, 2012
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	68	248
Available-for-sale investments – unquoted equity securities	13	13
Restricted cash	-	4
Short-term deposits	1	1
Other	8	6
Total other financial assets	90	272
Current	58	239
Non-current	32	33
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	13	10
Currency collars	6	5
Currency options	2
Derivatives not designated as hedges (held for trading)
Veredus buy-out option	-	5
Currency options	3
Currency collars	4	3
Foreign exchange forward contracts	15	18
Total derivatives financial instruments	43	41
Current	43	41
Non-current	-	-
Total other financial assets (including derivatives)	133	313
Total current	101	280
Total non-current	32	33

Movements in other financial assets (excluding derivatives) recorded in 2013 are summarized as follows:

In millions of USD	Jan 1, 2013	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase/ Increase	Sale/ Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2013
Government bonds issued by the U.S. Treasury	150	-	-	-	(150)	-	-	-
Senior debt floating rate note issued by financial institutions	88	-	-	-	(34)	3	-	57
Quoted equity instruments	10	1	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	248	1	-	-	(184)	3	-	68
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	-	-	13
Restricted cash	4	-	-	-	(4)	-	-	-
Short-term deposits	1	-	-	-	-	-	-	1
Other current financial assets	6	-	-	-	-	2	-	8
Total other financial assets (excluding derivatives)	272	1	-	-	(188)	5	-	90
*	OCI: Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2012 are summarized as follows:

In millions of USD	Jan 1, 2012	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase/ Increase	Sale/ Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2012
Government bonds issued by the U.S. Treasury	100	-	-	450	(400)	-		150
Government bonds issued by foreign governments	81	-	-	-	(81)	-	-	-
Senior debt floating rate note issued by financial institutions	205	6	1	-	(124)	-	-	88
Fixed rate debt securities issued by financial institutions	27	-	-	-	(25)	(2)	-	-
Quoted equity instruments	9	1	-	-	-	-	-	10
Sub-total Available-for-sale investments – quoted debt and equity securities	422	7	1	450	(630)	(2)	-	248
Available-for-sale investments – unquoted equity securities	27	-	-	-	(15)	1	-	13
Restricted cash	8	-	-	-	(4)	-	-	4
Short-term deposits	-	-	-	-	-	1	-	1
Other current financial assets	7	-	-	-	-	(1)	-	6
Total other financial assets (excluding derivatives)	464	7	1	450	(649)	(1)	-	272
*	OCI: Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

The U.S. Treasury Bills amounting to $150 million as of December 31, 2012 were sold in 2013. They were rated Aaa by Moody’s as at December 31, 2012. The change in fair value of these marketable securities was not material as at December 31, 2012. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy. As at December 31, 2013, the Group had investments in quoted marketable debt instruments (floating-rate notes) for an aggregate value of $57 million. They were rated Baa2/A-/A as at December 31, 2013. The change in fair value of these marketable securities was not material as at December 31, 2013. The two investment positions in Senior debt Floating Rate Notes had a duration of 0.05 year. Due to the short duration before maturity, the value of the securities as at December 31, 2013 corresponded to par value; no credit loss was identified on these instruments and the cumulative change in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity was not material as at December 31, 2013. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy.

As at December 31, 2013, the Group also had investments in quoted equity securities for an aggregate value of $11 million (December 31, 2012: $10 million).

7.6.13.2.        Other financial liabilities

In millions of USD	December 31, 2013	December 31, 2012
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	1	-
Derivatives not designated as hedges
Foreign exchange forward contracts	1	1
Currency collars	2	-
Total other financial liabilities (including derivatives)	4	1
Total current	4	1
Total non-current	-	-

7.6.13.3.         Interest-bearing loans and borrowings

In millions of USD	December 31, 2013	December 31, 2012
Funding program loans from European Investment Bank:
0.26% due 2014, floating interest rate at Libor + 0.017%	20	40
0.26% due 2015, floating interest rate at Libor + 0.026%	19	28
0.29% due 2016, floating interest rate at Libor + 0.052%	58	77
0.56% due 2016, floating interest rate at Libor + 0.317%	77	103
0.46% due 2016, floating interest rate at Libor + 0.213%	86	114
1.34% due 2020, floating interest rate at Libor + 1.099%	87	100
1.20% due 2020, floating interest rate at Libor + 0.956%	193	221
1.04% due 2020, floating interest rate at Euribor + 0.817%	121	132
0.88 % due 2021, floating interest rate at Libor + 0.525%	240	-
0.92% due 2021, floating interest rate at Libor + 0.572%	231	-
Other Funding program loans:
0.55% (weighted average), due 2014-2018, fixed interest rate	5	7
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	10	12
0.67% (weighted average), due 2018, fixed interest rate	2	-
0.87% (weighted average), due 2020, fixed interest rate	3	-
Finance leases:
5.95% (w.a.*), due 2015-2017, fixed interest rate	1	4
Senior Bonds:
0.58%, due 2013, floating interest rate Euribor + 0.40%	-	462
Total interest-bearing loans and borrowings	1,153	1,300
Total current	225	629
Total non-current	928	671
*	Weighted average

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2013	December 31, 2012
U.S. Dollars	1,012	688
Euros	141	612
Total	1,153	1,300

The European Investment bank’s loans denominated in Euro, but drawn in USD, are classified as USD denominated debt. Aggregate future maturities of interest-bearing loans and borrowings outstanding are as follows:

In millions of USD	December 31, 2013
2014	225
2015	205
2016	195
2017	119
2018	117
Thereafter	292
Total	1,153

Senior Bonds

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Group, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of The Netherlands or any successor jurisdiction, ST BV or the Company could redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders could cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. During 2011 the Group repurchased 76,000 bonds (2010: 74,000 bonds) for a total cash consideration of $107 million (2010: $98 million). The residual portion of €350 million floating-rate senior bond outstanding was repaid on March 17, 2013 from available cash.

Credit facilities

The Group had unutilized committed medium-term credit facilities with core relationship banks totaling $730 million as of December 31, 2013. The Group also has four committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $97 million remained outstanding as at December 31, 2013. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $163 million remained outstanding as at December 31, 2013. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $401 million remained outstanding as at December 31, 2013. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, all of which remained outstanding as at December 31, 2013.

7.6.13.4.        Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The notional amount of these financial instruments amounted to $993 million in 2013 (2012: $1,431 million). The principal currencies covered are the Euro, the Singapore Dollar, the Swiss Franc, the Indian Rupee, the China Yuan Renminbi, the British Pound and the Japanese Yen.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2013 have remaining terms of 2 days to 11 months, maturing on average after 92 days.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2013, the Group recorded a decrease in cost of sales of $16 million (2012: increase of $39 million) related to the realized gain (loss) incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2013 and 2012.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $1,027 million (2012: $938 million). The forecasted transactions hedged at December 31, 2013 were determined to be highly probable of occurring.

As at December 31, 2013, $21 million of deferred gains on derivative instruments, before tax for $2 million were included in the cash flow hedge reserve in equity and were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2013 have remaining terms of 3 days to 11 months, maturing on average after 100 days.

As at December 31, 2013, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	207
Currency collars	348
Currency options	105

As at December 31, 2013, the Group had the following outstanding derivative instruments that were entered into to hedge Singapore dollar-denominated forecasted transactions:

In millions of Singapore dollars	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	149

Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate liquid assets.

Other market risk

As part of its ongoing investing activities, the Group may be exposed to security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2013 assets totaling $10 million (a gross amount of recognized assets of $11 million offset with a liability of $1 million) and liabilities totaling $2 million (a gross amount of recognized liabilities of $2 million net of assets with a nil value). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $33 million and liabilities of $2 million as at December 31, 2013.

7.6.13.5.         Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Financial assets
Trade receivables	1,049	1,005	1,049	1,005
Other receivables and assets	346	483	346	483
Available for sale financial investments	81	261	81	261
Restricted cash	-	4	-	4
Other financial assets	52	48	52	48
Cash and cash equivalents	1,836	2,250	1,836	2,250
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	1,153	1,300	1,153	1,300
Trade accounts payable	693	797	693	797
Other payables and accrued liabilities	428	409	428	409
Other current financial liabilities	4	1	4	1

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
For trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Available for sale financial investments:

¡	The fair value of quoted equity securities and floating rate notes is determined based upon quoted market prices for identical instruments.

¡	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.

•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2013, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2013	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	15	-	15	-
Currency options	3	-	3	-
Currency collars	4	-	4	-
Trading securities	8	8	-	-
Other financial assets	1	-	1	-
Cash flow hedges
Foreign exchange forward contracts	13	-	13	-
Currency options	2	-	2	-
Currency collars	6	-	6	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets	133	76	44	13
Liabilities measured at fair value
Trading derivatives:
Foreign exchange forward contracts	1	-	1	-
Currency collars	2	-	2	-
Cash flow hedges:
Foreign exchange forward contracts	1	-	1	-
Total liabilities	4	-	4	-

During the reporting period ending December 31, 2013, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

As at December 31, 2012, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2012	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Veredus buy-out option	5	-	-	5
Foreign exchange forward contracts	18	-	18	-
Currency collars	3	-	3	-
Trading securities	6	6	-	-
Other financial assets	5	-	5	-
Cash flow hedges
Foreign exchange forward contracts	10	-	10	-
Currency collars	5	-	5	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Debt securities issued by the U.S. Treasury	150	150	-	-
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	59	59	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	29	29	-	-
Equity securities	10	10	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets	313	254	41	18
Liabilities measured at fair value
Trading derivatives:
Foreign exchange forward contracts	1	-	1	-
Total liabilities	1	-	1	-

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1. Instruments in Level 1 comprise Senior Debt Floating Rate Notes issued by financial institutions.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;

•	The fair value of foreign exchange forward contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

During the reporting period ending December 31, 2012, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 3

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2013	18
Expiration of Veredus buy-out option	(5)
As at December 31, 2013	13
Amount of total losses included in the 2013 income statement attributable to assets still held at the reporting date	-

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and December 31, 2012 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2012	32
Sale of Paratek investment	(15)
Currency translation adjustment	1
As at December 31, 2012	18
Amount of total losses included in the 2012 income statement attributable to assets still held at the reporting date	-

The table below details nonfinancial assets measured at fair value as at December 31, 2013:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2013
Assets held for sale	16	-	-	16
Total	16	-	-	16

The assets held for sale are reported at the lower of net book value and fair value less costs of disposal. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay for equity investments.

For nonfinancial assets measured at fair value, the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	-
Assets held for sale	11
Sale of assets	(5)
Deconsolidation of assets	(6)
Veredus asset group	16
December 31, 2013	16
Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

The Group recorded a total impairment charge of $44 million on goodwill and intangible assets associated with DCG. The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value measurement due to the significance of unobservable inputs developed using entity-specific information. The Company used the income approach to measure the fair value of the cash-generating unit to which goodwill is allocated. Under the income approach, the fair value was determined based on the present value of the estimated future cash flows associated with the cash-generating unit. Cash flow projections were based on a plan for the DCG cash-generating unit that included best estimates about future developments and scenarios of the DCG business. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the business-specific characteristics and the uncertainty related to the business’ cash flows.

Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets assigned to DCG. The impairment on intangible assets totaled $18 million and was composed of $17 million on acquired technologies and $1 million on capitalized software. The Company used the income approach, which was based on cash flow projections expected to result from their use or potential sale. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

7.6.14. Other non-current assets

Non-current loans and receivables consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Long-term receivables related to funding	16	28
Long-term receivables related to tax refunds	497	442
Other assets	67	70
Total	580	540

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Other assets are composed of individually insignificant amounts as at December 31, 2013 and December 31, 2012. Other assets included $17 million of loan to associate.

Long-term receivables are reflected in the statement of financial position at their amortized cost. The fair value of long-term receivables related to funding amounts to $16 million. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s non-current loans and receivables are denominated in the following currency:

In millions of USD	December 31, 2013	December 31, 2012
US dollar	8	41
Euro	557	490
Japanese Yen	3	4
Other currencies	12	5
Total	580	540

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

7.6.15. Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Raw materials	84	78
Work-in-process	885	941
Finished products	367	334
Total	1,336	1,353

Write-offs of inventories were recognized in cost of sales as an expense and amounted to $68 million in 2013 (2012: $105 million).

The carrying amount of inventories is presented net of a provision for slow-moving items of $38 million as at December 31, 2013 (2012: $49 million).

7.6.16. Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Trade accounts receivable	1,058	1,015
Provision for impairment of trade receivables	(9)	(10)
Total	1,049	1,005

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. Doubtful account expense is reported as selling, general and administrative expenses in the income statement. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

Movements in the provision for impairment of trade receivables are as follows:

In millions of USD	December 31, 2013	December 31, 2012
Beginning of period	10	15
Losses recognized in selling, general and administrative	(2)	-
Additions	2	-
Reversals	(1)	(5)
End of period	9	10

Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade accounts receivable net of impairment. In 2013 and in 2012, no individual customer represented more than 10% of the Group’s revenue.

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

As at December 31, 2013, the ageing analysis of trade receivables is as follows:

			Past due but not impaired
In millions of USD	Total	Neither past due nor impaired	Less than a month	Between 1 and 6 months	Over 6 months
2013	1,049	987	43	18	1
2012	1,005	954	44	6	1

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

In millions of USD	December 31, 2013	December 31, 2012
US dollar	897	858
Euro	88	79
Japanese Yen	66	67
Other currencies	7	11
Total	1,058	1,015

The Group enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2013, $56 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $570 million for the year 2013, with a financial cost of $2 million reported on the line “Finance costs” of the consolidated income statement.

7.6.17. Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Receivables from government agencies	127	156
Advances	46	84
Prepayments	54	74
Other indirect tax receivable	56	68
Other current assets	63	101
Total	346	483

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. These related mainly to receivables from government agencies for which there is no recent history of default.

The carrying amounts of the Group’s other receivables are denominated in the following currencies:

In millions of USD	December 31, 2013	December 31, 2012
US dollar	100	145
Euro	206	267
Other currencies	40	71
Total	346	483

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

7.6.18. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Cash at bank and in hand	215	235
Money market deposits with banks	1,621	2,015
Total	1,836	2,250

7.6.19. Cash generated from operations

Cash generated from operations is detailed as follows:

In millions of USD	December 31, 2013	December 31, 2012
Net result	(679)	(2,485)
Depreciation and amortization	1,170	1,480
Loss / (Gain) on financial assets	6	-
Gain on sale of businesses	(80)	-
Loss on convertible debt repurchase	-	23
Share-based compensation	23	10
Other non-cash items	(148)	(55)
Deferred income tax	(103)	(42)
Share of loss of associates, impairments or reversal of impairments on investments in associates	122	24
Impairment, restructuring and other related closure costs	412	1,737
Movement of trade receivables, net	(57)	35
Movement of inventories, net	(22)	192
Movement of trade payables	(139)	149
Movement of other assets and liabilities net	280	192
Cash generated from operations	785	1,260

7.6.20. Equity

7.6.20.1.        Outstanding shares

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2013, the number of common shares issued was 910,703,305 shares (December 31, 2012: 910,559,805 shares).

As of December 31, 2013, the number of common shares outstanding was 890,606,763 shares (December 31, 2012: 887,953,202 shares).

7.6.20.2.        Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

7.6.20.3.         Treasury shares

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Group acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2013, 22,823,678 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 2,510,061 in the year ended December 31, 2013.

As of December 31, 2013, the Group owned a number of treasury shares equivalent to 20,096,542.

7.6.20.4.        Stock-option plans

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Group decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of our Supervisory Board. Under this plan, 12,000 options could be granted per year to each member of our Supervisory Board and 6,000 options per year to each professional advisor to our Supervisory Board. Options would vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of the stock option activity for the plans for the two years ended December 31, 2013 and 2012 follows:

		Price per share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2011	26,453,152	$16.73 - $33.70	$24.51
Options forfeited	(9,762,680)	$17.08 - $33.70	$30.50
Outstanding at December 31, 2012	16,690,472	$16.73 - $27.21	$21.00
Options forfeited	(8,400,221)	$16.73 - $27.21	$19.39
Outstanding at December 31, 2013	8,290,251	$16.73 - $27.21	$22.64

The weighted average remaining contractual life of options outstanding as of December 31, 2013 and 2012 was 0.3 and 0.8 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2013 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
1,900	$25.90 - $27.21	$27.21	0.01
8,188,365	$19.18 - $22.83	$22.71	0.32
99,986	$16.73 - $17.08	$17.03	0.72

7.6.20.5.        Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of our Supervisory Board (“The Supervisory Board Plan”). The awards were granted at the nominal value of the share of €1.04 (exercise price of the option). The options granted under our Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of Grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2012 and December 31, 2013 is presented below:

Year of grant	Outstanding as of 31.12.2011	Granted and vested	Waived at grant	Exercised	Expired/ Cancelled	Outstanding as of 31.12.2012	Exercised	Expired/ Cancelled	Outstanding as of 31.12.2013	Shares corresponding to exercised option not yet available for trade as of 31.12.2013
2005	34,115	-	-	-	-	34,115	(3,000)	-	31,115	-
2006	33,000	-	-	-	-	33,000	(3,000)	-	30,000	-
2007	82,500	-	-	-	-	82,500	(22,500)	-	60,000	-
2008	85,000	-	-	-	-	85,000	(10,000)	-	75,000	-
2009	95,000	-	-	-	-	95,000	(20,000)	-	75,000	-
2010	107,500	-	-	-	-	107,500	(25,000)	-	82,500	-
2011	142,500	-	-	-	-	142,500	(25,000)	-	117,500	-
2012	-	180,000	(22,500)	-	-	157,500	(35,000)	-	122,500	10,000

The total intrinsic value of options exercised during the year 2013 amounted to $1 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for our Supervisory Board members and professionals.

7.6.20.6.        Unvested share awards for the Employees

On an annual basis, the Compensation Committee (on behalf of our Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for free under the Employee Plan. Until 2012 all the awards were subject to completion of the performance conditions. Starting from 2013, there are two types of unvested shares: (1) shares granted to employees, vesting independently on the performance conditions and (2) shares granted to senior executives, whose vesting is subject to three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of cash flow compared with budget), each weighting for one third of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant (for awards granted until the end of 2012 under the French Subplan 64% vest as of the second anniversary of the grant and 36% as of the third anniversary). In addition, in 2012 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Allocations under	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2010	2010 Employee Plan	6,344,725	-	(2,076,448)
December 17, 2010	2010 Employee Plan	221,650	-	(73,524)
July 25, 2011	2011 Employee Plan	5,881,630	-	(5,824,445)
November 14, 2011	2011 Employee Plan	95,000	-	(91,540)
May 30, 2012	2012 CEO Special Bonus	100,862	-	-
July 23, 2012	2012 Employee Plan	6,216,285	(2,400)	(1,991,558)
December 21, 2012	2012 Employee Plan	304,480	-	(100,373)
July 22, 2013	2013 Employee Plan	5,750,730	-	(* )
December 18, 2013	2013 Employee Plan	659,515	-	(* )
December 27, 2013	2013 Employee Plan	1,800	-	-
(*):	As at December 31, 2013, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of our Supervisory Board.

A summary of the unvested share activity for the year December 31, 2013 is presented below:

Allocation under	Outstanding as at December 31, 2012	Granted	Forfeited/ waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2013
2010 Employee Plan	1,485,836	-	(21,180)	-	(1,464,656)	-
2012 CEO Special Bonus	100,862	-	-	-	(33,621)	67,241
2012 Employee Plan	6,473,520	-	(219,711)	(2,091,931)	(1,009,339)	3,152,539
2013 Employee Plan	-	6,412,045	(30,280)	-	(2,445)	6,379,320
Total	8,060,218	6,412,045	(271,171)	(2,091,931)	(2,510,061)	9,599,100

The grant date fair value of unvested shares granted to employees under the 2010 Employee Plan was $8.74. For the 2010 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 26, 2011, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2010 Employee Plan reflects the statement that two thirds of the awards granted fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2011 Employee Plan was $9.08. For the 2011 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 23, 2012, the Compensation Committee approved the statement that none of the three performance conditions were met. Consequently, the compensation expense recorded on the 2011 Employee Plan was reversed in the income statement for the year ended December 31, 2012.

The grant date fair value of unvested shares granted to the CEO under the 2012 CEO Special Bonus Plan was $6.32. On the 2012 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2012 Employee Plan was $4.87. For the 2012 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 11, 2013, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2012 Employee Plan reflects the statement that two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. On the 2013 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. Moreover, for the portion of the shares subject to performance conditions (3,004,475 shares) the Group estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2013, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of our Supervisory Board. However, the Group has estimated that one third of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2013 Employee Plan reflects the vesting of one third of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2014.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Cost of sales	4	2
Selling, general and administrative	11	5
Research and development	8	3
Total pre-payroll tax and social contribution compensation	23	10

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2013 and $1 million at December 31, 2012. As of December 31, 2013 there was $35 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax expense recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $4 million and $2 million for the years ended December 31, 2013 and 2012, respectively.

7.6.20.7.        Other reserves

Other reserves include the following components as at December 31, 2013:

In millions of USD	2016 Share conversion option reserve	Share-based compensation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Employee benefit plan reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at December 31, 2011	208	495	(7)	(31)	795	(97)	(3)	1,360
Repurchase of 2016 convertible bonds	(5)	-	-	-	-	-	-	(5)
Reclassification to retained earnings	(203)	-	-	-	-	(46)	-	(249)
Share-based compensation expense for the year	-	10	-	-	-	-	-	10
Net movement recognized in the statement of comprehensive income	-	-	6	40	64	-	-	110
As at December 31, 2012	-	505	(1)	9	859	(143)	(3)	1,226
Reclassification to retained earnings	-	-	-	-	-	-	-	-
Share-based compensation expense for the year	-	23	-	-	-	-	-	23
JV deconsolidation					46	(3)	-	43
Net movement recognized in the statement of comprehensive income	-	-	1	4	103	70	2	180
As at December 31, 2013	-	528	-	13	1,008	(76)	(1)	1,472

2016 Share conversion option: The 2016 Share conversion option reserve was used to recognize the equity component of the 2016 Convertible bond.

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.20.4 and 7.6.20.5 for further details on these share-based compensation programs.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

7.6.20.8.        Dividends

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend, totaling $89 million, was executed in March 2014 and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2013.

The Annual General Meeting of Shareholders held on June 21, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2013 and $0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively. The first payment for Euronext Paris and Borsa Italiana, amounting to $75 million, was executed in the second quarter of 2013. The first payment for the New York Stock Exchange which was executed in July 2013 and the remaining $0.10 per share cash dividend, totaling $93 million, was paid in the third quarter of 2013.

At the Company’s Annual General Meeting of Shareholders held on May 30, 2012, the distribution of an annual cash dividend of $0.40 per common share, amounting to approximately $355 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2012, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend was paid in the first quarter of 2013, totaled $89 million and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2012.

7.6.21.        Provisions

Movements in provisions during the year ended December 31, 2013 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Tax	Total
As at December 31, 2012	88	3	227	318
Expense recognized during the period	236	-	79	315
Unused provisions	(34)	-	(48)	(82)
Amounts paid	(147)	-	(1)	(148)
ST-Ericsson break-up and deconsolidation	(52)	(1)	(8)	(61)
Currency translation effect	1	-	6	7
As at December 31, 2013	92	2	255	349
Current 2013	68	2	6	76
Non-current 2013	24	-	249	273
Current 2012	73	3	36	112
Non-current 2012	15	-	191	206
	88	3	227	318

Restructuring provisions

The Group is currently engaged in three major restructuring plans, the Manufacturing consolidation plan, the $600-650 million net opex (excluding the effect of the capitalized development costs and restructuring) plan and the Digital restructuring plan which are described hereafter.

In July 2013, the Group announced that it will wind down certain 6-inch manufacturing lines and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”).

Further to the announcement on December 10, 2012 to reduce the Group’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of R&D grants and excluding the effect of the capitalized development costs and restructuring, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Group committed restructuring actions in 2013 (the “$600-650 million net opex plan”).

In October 2012, the Group announced a savings plan (the “Digital restructuring plan”), impacting primarily the Digital Convergence Group product line, designed to achieve $150 million in annual savings upon completion by the end of 2013.

In 2013, the Group incurred restructuring charges and other related closure costs for $210 million corresponding to:

•	$103 million for the $600-650 million net opex plan corresponding to employee termination benefits;

•
$81 million recorded before ST-Ericsson deconsolidation for the ST-Ericsson exit, primarily related to employee termination benefits, net of an adjustment of $31 million mainly resulting from a significant reduction of estimated restructured employees in Sweden, as part of the exit of ST-Ericsson;

•	$4 million recorded before ST-Ericsson deconsolidation for the ST-Ericsson restructuring plans, primarily related to employee termination benefits;

•	$9 million for the Manufacturing consolidation plan corresponding to employee termination benefits; and

•	$13 million for other restructuring plans.

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

Tax provisions

Tax provisions are related to certain tax positions that remain open for review in the Group’s major tax jurisdictions.

7.6.22. Employee benefits

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2013	December 31, 2012*
Retirement benefit obligation liability	356	485
Other long-term employee benefits	65	63
Other employee benefits liabilities	9	10
Salaries and wages	339	344
Social charges on salaries and wages	172	181
Total employee benefits liabilities	941	1,083
Non-current assets	(9)	(1)
Current liabilities	528	544
Non-current liabilities	422	540
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2013 and 2012, the major defined benefit pension plans and long-term employee benefit plans were in the USA (retirement plan), France (retirement indemnities), Switzerland (retirement pension system), UK (retirement benefit scheme closed to new entrants and future accrual) and Italy (termination indemnity plan (“TFR”) generated before July 1, 2007).

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2013	December 31, 2012*
Benefit obligations wholly or partially funded	(536)	(606)
Fair value of plan assets	448	422
Benefit obligations wholly unfunded	(265)	(290)
Reserve against prepaid	(3)	(11)
Total pension liabilities	(356)	(485)
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

The movements in the pension liability are as follows:

In millions of USD	2013	2012	*
Beginning of the year	485	402
Exchange difference	12	9
Pension expense	35	46
Contributions paid	(46)	(45)
Remeasurement (gain) / loss recognized in OCI	(101)	73
Acquisition	9	-
ST-Ericsson deconsolidation	(38)	-
End of the year	356	485
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

Changes in defined benefit obligations are as follows:

In millions of USD	2013		2012
Beginning of the year	896		774
Service cost	37		40
Interest cost	30		33
Employee contributions	5		6
Plan amendment – past service cost – vested benefits	-		4
Plan amendment – past service cost – non vested benefits	5		-
Actuarial (gain) loss – Experience	(24)		15
Actuarial (gain) loss – Demographic assumptions	(1)		(2)
Actuarial (gain) loss – Financial assumptions	(51)		75
Acquisition / Transfer in	21		70
Divestiture / Transfer out	(12)		(70)
Effect of settlement	(51	)(a)	(47)
Effect of curtailment	(3	)(a)	-
Benefits paid	(19)		(21)
ST-Ericsson deconsolidation	(49)		-
Effect of foreign exchange translation	17		19
End of the year	801		896
(a)
Some restructuring actions occurred in 2013, mainly in Switzerland, South Korea and USA, whose total impact was a reduction of the benefit obligation by $54 million recognized as settlement and curtailment.

Defined benefit obligations by main geographical locations are as follows:

In millions of USD	2013	2012	*
France	153	136
Italy	138	129
Switzerland	118	172
United Kingdom	157	145
United States	195	222
Other countries	40	92
End of the year	801	896
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

Changes in plan assets are as follows:

In millions of USD	2013		2012 *
Beginning of the year	422		378
Interest income	15		15
Employer contribution	29		34
Employee contribution	5		6
Acquisition / Transfer in	8		40
Sale / Transfer out	(8)		(40)
Effect of settlement	(25	)(b)	(30)
Benefits paid	(9)		(11)
Actuarial gain (loss)	17		20
ST-Ericsson deconsolidation	(11)		-
Effect of foreign exchange translation	5		10
End of the year	448		422
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

(b)	Impact on plan assets of restructuring actions that occurred in 2013, mainly in Switzerland and South Korea, was $25 million.

The actual return on plan assets in 2013 was a gain of $32 million (2012: gain of $35 million). In 2013, the theoretical interest income on plan assets was a gain of $15 million (2012: gain of $15 million) resulting in an actuarial gain on plan assets of $17 million (2012: gain of $20 million).

Plan assets by main geographical locations are as follows:

In millions of USD	2013	2012	*
France	3	3
Italy	-	-
Switzerland	93	111
United Kingdom	164	148
United States	166	137
Other countries	22	23
End of the year	448	422
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

The effects of the asset ceiling are as follows:

In millions of USD	2013	2012 *
Beginning of the year	(11)	(6)
Effect of asset ceiling recognized during the year	8	(5)
End of the year	(3)	(11)
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

The amounts recognized in the income statement related to pensions are as follows:

In millions of USD	2013		2012 *
Service cost	20		28
Current service cost	37		40
Prior service cost	5		4
Curtailment	(3	)(c)	-
Settlement	(19	)(c)	(16)
Net interest cost	15		18
Interest cost	30		33
Interest income	(15)		(15)
Total pension costs	35		46
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

(c)	Impact on pension cost of restructuring actions that occurred in 2013, mainly in Switzerland, South Korea and USA, was $22 million.

The Group’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2013 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	7	7	-	-
Equity securities	192	7	185	-
Government debt securities	12	12	-	-
Corporate debt securities	122	4	118	-
Investment funds	1	1	-	-
Real estate	9	-	5	4
Other (mainly insurance assets – contracts and reserves)	105	-	-	105
TOTAL	448	31	308	109

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2012 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	5	5	-	-
Equity securities	156	9	147	-
Government debt securities	13	12	1	-
Corporate debt securities	119	4	115	-
Investment funds	7	1	3	3
Real estate	9	-	5	4
Other (mainly insurance assets – contracts and reserves)	113	-	-	113
TOTAL	422	31	271	120

The majority of plans (in the United Kingdom, United States and Switzerland) are governed by an independent board of trustees which include employer representatives.

The Group’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. This was the case for year-end 2013. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Group’s asset portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2013, the Group’s contributions to plan assets were $29 million (2012: $34 million) and it expects to contribute cash of $26 million in 2014.

The Group has agreed that it will aim to eliminate the pension plan deficit in the UK over the next ten years. The next triennial valuation is due to be completed as at March 31, 2014. The Group considers that the contribution amounts set at the last valuation date are sufficient to eliminate the deficit over the agreed period.

Other long-term employee benefits

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2013	2012
Beginning of the year	63	52
Service cost	8	9
Interest cost	2	3
Actuarial (gain) loss – Experience	-	(5)
Actuarial (gain) loss – Demographic assumptions	-	-
Actuarial (gain) loss – Financial assumptions	-	7
Acquisition / Transfer in	1	3
Divestiture / Transfer out	(1)	(3)
Benefits paid	(4)	(3)
Effect of curtailment	(2)	-
Change in scope	1	-
ST-Ericsson deconsolidation	(4)	-
Effect of foreign exchange translation	1	-
End of the year	65	63

The amounts recognized in the income statement related to other long-term benefits are as follows:

In millions of USD	2013	2012	*
Service cost	6	9
Current service cost	8	9
Curtailment	(2)	-
Net interest cost	2	3
Interest cost	2	3
Immediate recognition of (gains) losses	-	2
Total other long-term benefits costs	8	14
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

Assumptions

The weighted average assumptions used in the determination of pension and other long-term obligations are as follows:

	2013	2012
Discount rate	3.83%	3.43%
Inflation rate	2.28%	2.15%
Future salary increase	2.82%	2.92%

The discount rate was determined by reference to high quality corporate bond rates applicable to the respective country of each plan and estimated terms of the defined benefit obligation. As required by IAS 19 Revised, and for pension plans with plan assets, the interest income on plan assets is set equal to the corresponding discount rate.

The average duration of Defined Benefit Obligations is of 16 years in 2013 and 17 years in 2012.

At December 31, 2013, an increase of the discount rate of 0.25% would have resulted in a reduction of the Defined Benefit Obligations of $32 million and a decrease of the discount rate of 0.25% would have resulted in an increase of the Defined Benefit Obligations by $30 million. An increase of the inflation rate of 0.25% would have resulted in an increase of the Defined Benefit Obligations of $17 million and a decrease of the inflation rate of 0.25% would have resulted in a decrease of the Defined Benefit Obligations of $16 million. These sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2013, the annual cost of these plans amounted to approximately $89 million (2012: $94 million).

7.6.23. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Capacity rights	4	13
Other non-current liabilities	62	76
Total other non-current liabilities	66	89

The obligations for capacity rights are mainly due to the terms of the agreement for the inception of Numonyx that included rights granted to Numonyx to use certain assets retained by the Group. This capacity rights have been transferred to the acquirer of Numonyx. As at December 31, 2013, the value of such rights totaled $7 million (2012: $14 million) of which $4 million (2012: $13 million) was classified as a non-current liability.

7.6.24. Trade accounts payable, other payables and accrued liabilities

In millions of USD	December 31, 2013	December 31, 2012
Trade accounts payable	693	797
Dividends due to shareholders	89	89
Taxes other than income taxes	85	71
Advances	32	45
Accounts payable to associates	81	45
Capacity rights	3	1
Royalties	37	39
Other accrued liabilities	101	119
Total other payables and accrued liabilities	428	409

7.6.25. Significant categories of income

In millions of USD	December 31, 2013	December 31, 2012
Sales of goods	8,050	8,380
License revenue and patent royalty income	32	113
French research tax credit recognized as a reduction of Research & Development expenses	146	152
Research and development funding recognized in Other income	57	101
Finance income	19	41
Total	8,304	8,787

7.6.26. Operating segment information

The Group operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the group further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

Effective January 1, 2013, the segment reporting reflects the Group’s strategy announced on December 10, 2012. The strategy takes into account the evolution of the markets the Group is in and the environment seen in the years to come and is based on the Group’s leadership in two product segments, supported by a Sales & Marketing organization with a particular focus on the major accounts, as well as expanding the Group’s penetration of the mass market and focusing on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

The organization existing in 2013 was as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS); and
o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);
o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Security (MMS);
o	Wireless (WPS); and
o	Other EPS.

In 2013, the Group revised its results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires management to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods. The Group believes that the revised 2012 and 2011 presentation is consistent with that of 2013 and is using these comparatives when managing its segments.

The following tables present the Group’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items such as the 2012 NXP arbitration award charge, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment and product line

	December 31, 2013	December 31, 2012
Automotive (APG)	1,668	1,554
Industrial & Power Discrete (IPD)	1,801	1,747
Analog & MEMS (AMS)	1,306	1,320
Other SP&A	-	1
Sense & Power and Automotive Products (SP&A)	4,775	4,622
Digital Convergence Group (DCG)	735	888
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP)	462	437
Microcontrollers, Memory & Security (MMS)	1,367	1,147
Wireless (WPS)	704	1,345
Other EPS	1	9
Embedded Processing Solutions (EPS)	3,269	3,826
Others	38	45
Total consolidated net revenues	8,082	8,493

Operating income (loss) by product group and reconciliation to operating income (loss)

	December 31, 2013	December 31, 2012
Sense & Power and Automotive Products (SP&A)	270	409
Embedded Processing Solutions (EPS)	(399)	(883)
Sub-total operating income (loss) of product segments	(129)	(474)
Strategic R&D and other R&D programs	(15)	(12)
Phase-out and start-up costs	(5)	-
Impairment and restructuring charges	(292)	(1,376)
Unused capacity charges	(32)	(172)
Other non-allocated income and costs	8	7
Adjustment on acquired IP R&D	-	(21)
Net impact of capitalized development costs	(132)	119
Goodwill	17	(437)
Difference in timing for recognition of restructuring provisions	(27)	13
Employee benefits adjustments	33	24
Derivative instruments not designated as hedge instruments under IFRS	4	48
Difference on amortization of intangibles acquired in business combinations	-	(16)
Other non-allocated expenses and IFRS/US GAAP adjustments	3	11
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating income (loss)(1)	(438)	(1,812)
Total operating income (loss)	(567)	(2,286)
(1):
Operating loss Others includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, the NXP arbitration award charge, start-up costs and other unallocated expenses. The Group’s Chief Operating Decision maker uses US GAAP metrics when managing the Group. Therefore, US GAAP to IFRS adjustments are not allocated to product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2013 and 2012. Net revenues represent sales to third parties from the country in which each entity is located. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues by geographical area

In millions of USD	December 31, 2013	December 31, 2012
The Netherlands	1,860	1,524
France	289	189
Italy	78	131
USA	1,041	1,014
Singapore	3,860	3,784
Japan	420	418
Other countries	534	1,433
Total net revenues	8,082	8,493

The total of non-current assets other than financial instruments and deferred tax assets (there are no employment benefit assets and rights arising under insurance contracts) located in The Netherlands is $441 million (2012: $398 million), and the total of such non-current assets located in other countries is $4,510 million (2012: $ 5,045 million).

7.6.27. Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

In millions of USD	December 31, 2013	December 31, 2012
Depreciation and amortization	1,170	1,480
Employee benefit expenses	3,263	3,145
Purchase of materials and subcontracting services	3,169	3,252
Changes in inventories	(17)	(191)
Transportation	116	130
Royalties and patents	135	122
Advertising costs	11	12
Other expenses	893	2,055
Total cost of sales, research and development, and selling, general and administrative	8,740	10,005

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2013	December 31, 2012
Wages and salaries	2,342	2,302
Payroll taxes and other social contribution charges	703	680
Share-based compensation expense	23	10
Pensions and other long-term benefits expense	195	153
Total employee benefit expenses	3,263	3,145
Of which included in:
Cost of sales	1,372	1,211
Selling, general and administrative	751	741
Research and development	1,140	1,193

7.6.28. Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Research and development funding	57	101
Foreign exchange forward contracts and other currency derivatives	22	17
Net foreign exchange gain	8	5
Gain on sale of non-current assets	84	9
Total other income	171	132

Other expenses consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Start-up / Phase out costs	4	-
Impairment of assets held for sale and related costs	-	13
Foreign exchange forward contracts and other currency derivatives	-	-
Patent litigation costs	40	20
Other expenses	9	4
Total other expenses	53	37

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.6.29. Finance income / costs

Total finance income and finance costs consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Interest income on short-term deposits	-	-
Interest income on other available-for-sale financial assets	-	2
Interest income on tax refund	11
Other finance income	8	39
Total finance income	19	41
Interests on bonds and bank borrowings	14	64
Bank charges and commissions	8	10
Premium paid on contingent collars	-	-
Change in fair value of held for trading financial instruments	5	1
Other finance costs	-	1
Total finance costs	27	76

7.6.30. Components of other comprehensive income

In millions of USD	December 31, 2013	December 31, 2012
Cash flow hedges:
Gains / (losses) arising during the year	37	11
Reclassification adjustments for (gains) / losses included in the income statement	(16)	41
	21	52
Available-for-sale financial assets:
Gains / (losses) arising during the year	1	6
Reclassification adjustments for losses included in the income statement	-	1
	1	7

7.6.31. Income tax

The major components of income tax benefit (expense) for the years ended December 31, 2013 and 2012 are:

Consolidated income statement

In millions of USD	December 31, 2013	December 31, 2012*
The Netherlands taxes- current	5	(1)
Foreign taxes- current	(90)	(130)
Current taxes	(85)	(131)
The Netherlands taxes – deferred	-	1
Foreign deferred taxes	103	36
Income tax benefit (expense)	18	(94)
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2013	December 31, 2012*
Net gain (loss) on revaluation of cash flow hedges	(1)	(13)
Re-measurements of employee benefit obligations	(31)	26
Income tax charged directly to equity	(32)	13
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

A reconciliation between income tax benefit and the product of loss before tax multiplied by The Netherlands’ statutory tax rate for the years ended December 31, 2013 and 2012 is as follows:

In millions of USD	December 31, 2013	December 31, 2012*
Gain (loss) before income tax	(697)	(2,368)
Income tax benefit (expense) at The Netherlands’ statutory tax rate of 25% (2012:25%)	174	592
Non-deductible, non-taxable items	(2)	(81)
Gain (loss) on investments in associates	(31)	(6)
Impairment of deferred tax assets and tax losses with no deferred tax asset recognized	(83)	(220)
Current year credits	60	77
Other tax credits	(42)	(17)
Benefits from tax holidays	18	38
Current year tax risk	(33)	(83)
Earnings (losses) of subsidiaries taxed at different rates	(43)	(394)
Income tax benefit (expense)	18	(94)
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

During the year ended December 31, 2013, the Group did not recognize deferred tax assets on net operating losses for an approximate amount of $73 million.

In 2013 and 2012, the line “Earnings (losses) of subsidiaries taxed at different rates” includes a decrease of $35 million and $265 million, respectively, related to significant losses in countries subject to tax holidays.

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.02 per share in 2013 (2012: $0.04 per share). These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2022.

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012*
Tax loss carry forwards and investment credits	335	300
Inventory valuation	14	24
Impairment charges and restructuring	61	54
Fixed assets depreciation in arrears	59	75
Capitalized development costs	8	-
Receivables for government funding	22	15
Pension service costs	60	90
Share awards	2	-
Commercial accruals	10	10
Other temporary differences	80	119
Deferred tax assets	651	687
Accelerated fixed assets depreciation	58	64
Acquired intangible assets	4	30
Advances of government funding	35	26
Other temporary differences	83	198
Deferred tax liabilities	180	318
Net deferred income tax asset	471	369
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying component or to different tax jurisdictions.

As at December 31, 2013, the Group has short-term and long-term deferred tax assets. The timing for recovery is expected as follows:

In millions of USD	December 31, 2013	December 31, 2012*
Deferred tax assets to be recovered within 12 months	131	151
Deferred tax assets to be recovered beyond 12 months	414	407
Deferred tax assets	545	558
Deferred tax liabilities to be incurred within 12 months	70	175
Deferred tax liabilities to be incurred beyond 12 months	4	14
Deferred tax liabilities	74	189
Net deferred income tax asset	471	369
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

In millions of USD	December 31, 2011*	Exchange differences*	Income tax charged directly to equity*	Income tax charged directly to non- controlling interest*	Income statement benefit (expense)*	December 31, 2012*	Exchange differences	Income tax charged directly to equity	Income tax charged directly to non- controlling interest	Income statement benefit (expense)	December 31, 2013
Deferred tax assets
Tax losses	217	1	-	25	57	300	-	-	-	35	335
Impairment charge and restructuring	55	-	-	-	(1)	54	-	-	-	7	61
Fixed asset depreciation	56	1	-	-	18	75	2	-	-	(18)	59
Other	271	1	13	-	(27)	258	3	(32)	-	(33)	196
Total deferred tax assets	599	3	13	25	47	687	5	(32)	-	(9)	651
Deferred tax liabilities
Accelerated tax depreciation	(69)	(1)	-	-	6	(64)	(2)	-	-	8	(58)
Acquired intangible assets	(52)	-	-	-	22	(30)	-	-	-	26	(4)
Other	(163)	-	-	(2)	(59)	(224)	(1)	-	-	107	(118)
Total deferred tax liabilities	(284)	(1)	-	(2)	(31)	(318)	(3)	-	-	141	(180)
Net deferred tax	315	2	13	23	16	369	2	(32)	-	132	471
*	Restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013

As at December 31, 2013, the Group has gross deferred tax assets on tax loss carry forwards and investment credits that expire starting 2014, as follows:

Year	In millions of USD
2014	8
2015	22
2016	19
2017	15
2018	13
Thereafter	581
Total	658

As at December 31, 2013, deferred tax assets not recognized in the statement of financial position amounted to $1,454 million (2012: $1,634 million) and are detailed as follows:

•
$1,131 million (2012: $1,114 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index of 0.56% (2012: 0.76%). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2013 these deferred tax assets in the statement of financial position (2012: nil).

•
$323 million (2012: $520 million) of tax loss carry forwards corresponding to net operating losses acquired in business combinations, or generated in on-going operations, whose recovery was not considered probable.

7.6.32. Earnings per share

For the year ended December 31, 2013 and December 31, 2012, earnings per share (“EPS”) were calculated as follows:

In millions of USD	December 31, 2013	December 31, 2012
Basic EPS
Net result attributable to the equity holder of the parent	(548)	(1,172)
Weighted average shares outstanding	889,541,922	886,699,953
Basic EPS	(0.62)	(1.32)
Diluted EPS
Net result	(548)	(1,172)
Net result adjusted	(548)	(1,172)
Weighted average shares outstanding	889,541,922	886,699,953
Dilutive effect of stock options	-	-
Dilutive effect of unvested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used for diluted EPS	889,541,922	886,699,953
Diluted EPS	(0.62)	(1.32)

As at December 31, 2013, there were outstanding stock options exercisable into the equivalent of 8,290,251 common shares.

7.6.33. Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2013	December 31, 2012
Sales and other services	118	226
Research and development expenses	(121)	(282)
Other purchases	(71)	(53)
Accounts receivable	12	53
Accounts payable	82	62

For the years ended December 31, 2013 and 2012, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: BESI, Cassa Depositi e Prestiti, Flextronics, MicroOLED, Soitec, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as listed in Note 7.6.9. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

Until the sale of its JVD shares to Ericsson on August 2, 2013, leading to the de-recognition of its equity investment in JVD, the Group purchased R&D services from JVD ($121 million in 2013). For the year ended December 31, 2012, the total R&D services purchased from ST-Ericsson AT SA amounted to $224 million and outstanding trade payables amounted to $44 million.

The Group contributed cash amounts totaling $0.5 million for the year ended December 31, 2013 and made no cash contribution for the year ended December 31, 2012, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

In 2013 and 2012, the total remuneration paid to the sole member of the Managing Board and to the other executive officers was as follows:

For the year ended December 31, 2013, in USD	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole Member of the Managing Board	1,059,559	1,165,514	104,276	397,628	277,873	-	-	679,329	-	3,684,179
Executive officers (excluding Sole Member of the Managing Board)	12,168,802	3,001,642	2,736,680	4,852,349	614,182	-	28,325	2,129,993	-	25,531,973
Executive Committee total remuneration	13,228,361	4,167,156	2,840,956	5,249,977	892,055	-	28,325	2,809,322	-	29,216,152

	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
For the year ended December 31, 2012, in USD	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole Member of the Managing Board	1,028,792	823,035	103,101	337,380	280,094	-	-	215,326	-	2,787,728
Executive officers (excluding Sole Member of the Managing Board)	15,217,786	3,356,198	4,605,902	4,776,028	948,302	-	28,389	1,375,274	-	30,307,879
Executive Committee total remuneration	16,246,578	4,179,233	4,709,003	5,113,408	1,228,396	-	28,389	1,590,600	-	33,095,607
(1):	Include compulsory contribution to pension plans
(2):	Complementary pension plan for Executive Management

The Group’s 24 executive officers, including the sole Member of the Managing Board, were granted in 2013 for free 1,143,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55.

The Group’s 33 executive officers, including the sole Member of the Managing Board, were granted in 2012 for free 1,360,500 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2012 Employee Plan was $4.87.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on, among others, return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2013 and 2012 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and our Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2013 the Group made a contribution of $0.3 million to the plan of the sole member of the Managing Board, and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2013 and no longer salaried in 2013 were $0.8 million.

Individual remuneration paid to Supervisory Board Members in 2013 and 2012 was recorded as follows:

In Euros	2013		2012
Didier Lombard	164,625		151,750
Bruno Steve	160,500		149,875
Jean d’Arthuys	-	(1)	-	(1)
Raymond Bingham	6,750	(2)	89,750
Janet G. Davidson	94,625	(3)	-
Douglas Dunn	-		8,625	(4)
Jean-Georges Malcor	95,875		84,375
Alessandro Ovi	102,875		89,375
Alessandro Rivera	93,000		83,125
Martine Verluyten	145,875		76,875	(5)
Tom de Waard	115,375		155,000
Total	979,500		888,750
(1):
Mr. d’Arthuys would have been entitled to receive € 85,875 in 2012 and €99,000 in 2013, but he waived his right to receive any compensation from the Group in relation to his mandate as a member of our Supervisory Board.

(2):	Mr. Bingham was a member of our Supervisory Board until June 21, 2013.
(3):	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(4):	Mr. Dunn was a member of our Supervisory Board until May 30, 2012.
(5):	Ms. Verluyten was appointed as a member of our Supervisory Board on May 30, 2012.

No share awards were granted to Supervisory Board Members and Professionals in 2013. Share awards granted to Supervisory Board Members and Professionals in 2012 were as follows:

	2012
	Number of share awards granted	Grant price
Bruno Steve	15,000	€1.04
Raymond Bingham	15,000	€1.04
Martine Verluyten	15,000	€1.04
Tom de Waard	15,000	€1.04
Didier Lombard	15,000	€1.04
Douglas Dunn	7,500	€1.04
Alessandro Ovi	15,000	€1.04
Jean-Georges Malcor	15,000	€1.04
Jean d’Arthuys	15,000	€1.04
Alessandro Rivera	15,000	€1.04
Luigi Chessa	7,500	€1.04
Bertrand Loubert	7,500	€1.04
Andrea Novelli	7,500	€1.04
Willem Steenstra Toussaint	7,500	€1.04
Nicolas Manardo	7,500	€1.04

In 2012, Mr. Willem Steenstra Toussaint served as the secretary of our Audit Committee.

7.6.34. Commitments, contingencies, claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2013 were as follows:

In millions of USD	Total	2014	2015	2016	2017	2018	Thereafter
Operating leases	242	54	37	29	26	22	74
Purchase obligations	440	385	50	5	-	-	-
Of which:
Equipment purchase	163	163	-	-	-	-	-
Foundry purchase	92	92	-	-	-	-	-
Software, technology licenses and design	185	130	50	5	-	-	-
Other obligations	481	155	120	100	80	24	2
Total	1,163	594	207	134	106	46	76

As a consequence of the Group’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2014 to 2018 and thereafter. The Group leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. For the year ended December 31, 2013, the operating lease expense was $83 million (2012: $99 million).

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Contingencies

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

In 2006, Tessera initiated a patent infringement lawsuit against the Group and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera claims that the Group’s ball grid array packages infringe certain patents owned by Tessera, and that the Group breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. Tessera then filed a complaint in 2007 with the U.S. International Trade Commission in Washington, D.C. (“ITC”) against the Group and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired in September 2010. The U.S. Court of Appeals for the Federal Circuit subsequently affirmed the ITC’s decision and on November 28, 2011 the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final. In January 2012, the District Court proceedings were revived in California. In May 2013, Tessera served its opening expert’s report on damages which opines that Tessera is entitled to $181 million in damages (including interest) based on the Group’s sales of allegedly infringing products from 2000 through 2010. The Group’s opening expert’s report on damages opines that the Group’s damages should be more in the range of $5 million to $8 million if an adverse judgment were to be entered against the Group. On March 14, 2014, the Court appointed independent technical expert, Dr. Reinhold Dauskardt, issued a report opining that the patents–in–suit were invalid and that Tessera had failed to meet its burden of proof regarding infringement of the patents-in suit by the Group’s accused ball grid array packages. Trial is scheduled for November 10, 2014.

On December 1, 2010, Rambus filed a complaint with the ITC against the Group and numerous other parties, asserting that the Group engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. On September 25, 2012, Rambus filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit. Also on December 1, 2010, Rambus filed a lawsuit against the Group and other co-defendants in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 17, 2013, the Group and Rambus announced a comprehensive settlement and license agreement pursuant to which all pending litigation between the parties was resolved.

The resolution of litigation proceedings which the Group faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Group’s financial results and operations. The Group currently estimates that possible losses for known claims are in the range of $10 million to $30 million.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2013, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

7.6.35. Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries.

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Group use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The Group also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates will not influence the exchange effect on items of the consolidated income statement. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in details in note 7.6.13.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. Equity would have been approximately $68 million higher/lower (2012: $86 million higher/lower) if the Euro strengthened/weakened by 300 pips against the US dollar, arising mainly from translation of net assets from subsidiaries whose functional currency is the Euro.

At December 31, 2013 if the Euro/US Dollar exchange rate had strengthened by 300 percentage in points (pips) with all other variables held constant, net result for the year would have been $14 million higher (2012: $10 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments not designated as cash flow hedge. If the Euro/US Dollar exchange rate had weakened by 300 pips with all other variables held constant, impact in net income would have been $9 million lower (2012: $8 million lower), mainly due to foreign exchange losses on outstanding derivative instruments not designated as cash flow hedge but also as a result of not exercised currency options.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value interest rate risk.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate liquid assets.

At December 31, 2013, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $2 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt. At December 31, 2012, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $3 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt.

During 2013 and 2012, the Group’s borrowings at variable rate were denominated in Euros and in US dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 7.6.13.1. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group selects banks and/or financial institutions that operate with the Group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. This percentage is reviewed and is always kept at a maximum of 15% for major counterparty banks with high capitalization.

Due to the concentration of part of its operations in Europe, primarily in France and in Italy, the Group assessed in 2013, 2012 and 2011 the level of direct and indirect exposures in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Group considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Group’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Group concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2013 and 2012, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown is note 7.6.13.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Group monitors capital on the basis of the net debt-to-equity ratio. This ratio is monitored on the basis of financial metrics as reported in compliance with US GAAP. This ratio is calculated as the net financial position of the Group, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current-, short-term deposits and restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company shareholders’ equity.

8.    Company Financial Statements

8.1. STMicroelectronics N.V. Company Balance Sheet

In millions of USD (Before proposed appropriation of income)	Notes	December 31, 2013	December 31, 2012, restated*
Assets
Non-current assets
Property, plant and equipment		1	-
Intangible assets	8.3.4	36	38
Investments in subsidiaries	8.3.5	3,573	4,744
Investments in associates and jointly controlled entities	8.3.6	63	106
Restricted cash		-	4
Available-for-sale financial assets	8.3.7	10	10
Other long-term assets		23	42
Total non-current assets		3,706	4,944
Current assets
Trade accounts receivable		1	1
Group companies short-term loans	8.3.8	606	270
Other group companies receivables	8.3.9	1,905	1,334
Other receivables and current assets		8	3
Available for sale financial assets – current portion	8.3.7	30	180
Cash and cash equivalents		1,369	1,434
Total current assets		3,919	3,222
Total assets		7,625	8,166
Shareholders’ equity and liabilities
Shareholders’ equity	8.3.10
Issued and paid-in capital		1,306	1,249
Additional paid-in capital		2,037	2,037
Retained earnings		1,201	2,882
Legal reserve		1,318	1,209
Other reserves		1,063	1,026
Result for the year		(548)	(1,172)
Total shareholders’ equity		6,377	7,231
Non-current liabilities
Long-term debt	8.3.12	809	540
Other non-current liabilities	8.3.13	42	56
Total non-current liabilities		851	596
Current liabilities
Current portion of long-term debt	8.3.12	202	143
Group companies short-term notes payable	8.3.9	2	3
Other group companies payable	8.3.9	35	84
Other payables and accrued liabilities	8.3.11	145	94
Accrued income tax payable		13	15
Total current liabilities		397	339
Total shareholders’ equity and liabilities		7,625	8,166

*
The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 8.3.2. Basis of presentation for more details.

The accompanying notes are an integral part of these Company’s financial statements

8.2. STMicroelectronics N.V. Company Statement of Income

In millions of USD		Year ended
	Notes	December 31, 2013	December 31, 2012, restated*
Result after taxes		(159)	(76)
Result from subsidiaries	8.3.5	(389)	(1,096)
Total result for the year, net of tax		(548)	(1,172)

*
The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 8.3.2. Basis of presentation for more details.

The accompanying notes are an integral part of these Company’s financial statements

8.3. Notes to STMicroelectronics N.V. Company Financial Statements

8.3.1. General

A description of STMicroelectronics N.V. (“STMicroelectronics”), its activities and group structure are included in the Consolidated Financial Statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by European Union. STMicroelectronics holds investments in subsidiaries operating in the semiconductor manufacturing industry.

8.3.2. Basis of Presentation

In accordance with article 2:362 Part 8 of The Netherlands Civil Code, STMicroelectronics N.V. (“STMicroelectronics”) has prepared its company financial statements in accordance with accounting principles generally accepted in The Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 7.6.7).

The functional and presentation currency of STMicroelectronics is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

Certain prior year amounts within the 8.3.9 caption have been reclassified to conform to the current year presentation, these changes had no impact on previously reported results of operations or shareholders’ equity.

The accounting policies adopted are consistent with those of the previous financial year except for the following new amended standards adopted by the Group on or after January 1, 2013:

IAS19 Employee Benefits: The Group applied the revised IAS 19 (“IAS 19R”) on January 1, 2013. The principal consequence of this adoption is that the delayed recognition of actuarial gains and losses for post-employment pension plans is prohibited and that actuarial gains and losses, renamed “remeasurements” are recognized immediately in other comprehensive income (“OCI”). As required by the new standard, the Company financial statements have been retrospectively restated to reflect the changes upon adoption. The impact of these restatements resulted in an opening balance adjustment of the investments in subsidiaries as of January 1, 2012 due to the recognition of all unrecognized items for $97 million (against retained earnings); an increase of the result from subsidiaries by $18 million for the full year; and an adjustment of the other reserves of subsidiaries of $48 million.

8.3.3. Summary of Significant Accounting Policies

8.3.3.1.         Subsidiaries

Subsidiaries are all entities over which STMicroelectronics has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether STMicroelectronics controls another entity.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as STMicroelectronics effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by STMicroelectronics in its consolidated financial statements.

Guarantees given by STMicroelectronics to its subsidiaries are further described in note 8.3.14 and 8.3.16.

8.3.3.2.         Associates

Associates include all entities over which STMicroelectronics has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the balance sheet as “Investments in associates”.

The Company’s share in its associates’ profit and losses is recognized in the income statement and in the balance sheet as an adjustment against the carrying amount of the associate, and its share of post-acquisition movement in reserves is recognized in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When STMicroelectronics’ share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between STMicroelectronics and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by STMicroelectronics.

8.3.4. Intangible Assets

In millions of USD	Technologies and licenses	Internally developed software	Total
Historical cost
Balance at January 1, 2013	1	162	163
Additions	-	6	6
Impairments / Write-offs	-	-	-
Balance at December 31, 2013	1	168	169
Accumulated amortization
Balance at January 1, 2013	(1)	(124)	(125)
Charge for the year	-	(8)	(8)
Impairments / Write-offs	-	-	-
Balance at December 31, 2013	(1)	(132)	(133)
Net book value
At December 31, 2013	-	36	36
At December 31, 2012	-	38	38

8.3.5. Investments in Subsidiaries

In millions of USD	2013	2012, restated*
Beginning of the year	4,744	6,514
Restatement of opening balance	-	(97)
Result from subsidiaries	(389)	(1,096)
Changes in other reserves of subsidiaries	72	(26)
Dividends paid	(397)	(615)
Capital decrease (net of capital increase)	(429)	-
JV Deconsolidation	(133)	-
Translation effect of exchange rates	105	64
End of the year	3,573	4,744
*
The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 8.3.2. Basis of presentation for more details.

The investments in significant subsidiaries as at December 31, 2013 are presented below:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paolo	STMicroelectronics Ltda	100
Brazil, Sao Paulo	Incard do Brasil Ltda	50
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Aosta	Dora S.p.A.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronics Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	ST-Ericsson (Philippines), Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100

Legal Seat	Name	Percentage ownership (direct or indirect)
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore	Veredus Laboratories Pte Ltd	67
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

Subsidiaries in which the Company has a 50% ownership and control are consolidated.

8.3.6. Investments in associates and jointly controlled entities.

In millions of USD	2013	2012
Beginning of the year	106	94
Additions	-	7
Disposals	(4)	-
Result from associates	(122)	(24)
Changes in other reserves of associates	2	-
Capital increase	25	26
JV deconsolidation	57	-
Translation effect of exchange rates	(1)	3
End of the year	63	106

Investments in associates and jointly controlled entities as at December 31, 2013 and December 31, 2012 were as follows:

In millions of USD	December 31, 2013		December 31, 2012
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT SA (“JVD”)	-	-	9	49.0%
ST-Ericsson SA (“JVS”)	50	50%	-	-
3Sun S.r.l.	13	33.3%	91	33.3%
MicroOLED S.A.S.	-	39.6%	6	39.6%
Total	63		106

ST-Ericsson AT SA (“JVD”) and ST-Ericsson SA (“JVS”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in both ST-Ericsson Holding AG (parent of “JVS” group of companies) and ST-Ericsson AT Holding AG (parent of “JVD” group of companies) in which the Company owned respectively 50% plus a controlling share and 50% less a controlling share held by Ericsson. In 2010, ST-Ericsson Holding AG and ST-Ericsson AT Holding AG were merged in ST-Ericsson SA and ST-Ericsson AT SA respectively.

The Company evaluated that both JVS and JVD were variable interest entities. The Company determined that it controlled JVS and therefore consolidated JVS, but that it was not the primary beneficiary of JVD and therefore accounted for its investment in JVD under the equity-method.

On August 2, 2013, the Company sold its JVD shares to Ericsson for the value of its equity investment in JVD ($4 million), leading to the de-recognition of its equity investment in JVD.

On September 9, 2013, the Company sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of JVS and as such JVS was deconsolidated from the Company’s financial statements. The deconsolidation of JVS did not result in a gain or loss for the Company. The fair value of the Company’s retained non-controlling interest was evaluated at $55 million. Due to the loss pick-up recognized during the fourth quarter 2013, the value of the investment amounted to $50 million as of December 31, 2013. In addition, the Company and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2013.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

JVS entered into liquidation on April 15, 2014.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method.

In 2013, the Company participated for €19 million in 3Sun’s equity increase, out of which €9 million as a loan conversion to equity.

Taking into consideration the latest business developments, the generated losses and its current financial situation, 3Sun recorded in the second quarter of 2013 an impairment charge of €159 million in addition to its operating losses, out of which $69 million was recognized by the Company. For the year 2013, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $35 million related to 3Sun, in addition to the $69 million of impairment. As of December 31, 2013, the Company’s maximum exposure to loss as a result of its involvement with 3Sun was limited to its equity-method investment amounting to $13 million and a shareholder’s loan amounting to $17 million and, under certain conditions, to participate to a share capital increase up to €7 million.

MicroOLED S.A.S. (“MicroOLED”)

In the third quarter 2012, the Company invested approximately $7 million in shares of MicroOLED, obtaining 39.6% of the voting rights. MicroOLED is based in Grenoble, France and develops OLED micro-displays. The Company has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED. The Company accounts for its share of results in MicroOLED with a quarter lag. Due to the uncertainty associated with the ability of MicroOLED to continue as a going concern, the full residual value of the investment amounting to $4.1 million was impaired during the third quarter of 2013.

The summarized financial information of the Company’s equity-method investments as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 is presented below:

In millions of USD	December 31, 2013	December 31, 2012
Current assets	266	121
Non-current assets	287	573
Current liabilities	178	168
Non-current liabilities	249	297

In millions of USD	2013	2012	2011
Total revenues	282	422	255
Operating income (loss)	(271)	(51)	(10)
Net income (loss)	(282)	(103)	(11)

8.3.7. Available-for-Sale Financial Assets

Movements on available-for-sale financial assets are presented as follows:

In millions of USD	December 31, 2013	December 31, 2012
Beginning of the year	190	232
Sale of listed debt securities (floating rate notes)	-	(80)
Change in fair value of listed debt securities (floating rate notes)	-	2
Purchase (sale) of quoted debt securities	(150)	-
Purchase (sale) of unlisted securities	-	(14)
Purchase (sale) of marketable securities	-	50
Net gain (losses) on auction rate notes recognized in statements of income	-	-
End of the year	40	190
Less: non-current portion	(10)	(10)
Current portion	30	180

Investments in debt securities

The U.S. Treasury Bills amounting to $150 million as of December 31, 2012 were sold in 2013. They were rated Aaa by Moody’s as at December 31, 2012. The change in fair value of these marketable securities was not material as at December 31, 2012. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy.

Only one investment positions in Senior debt Floating Rate Notes, with an average rating of Baa2/A-/A, was outstanding as at December 31, 2013, with a duration of 0.02 year. Due to the short duration before maturity, the value of the securities as at December 31, 2013 corresponded to par value. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy. The aggregate amortized cost basis of these securities totaled $30 million and $30 million as at December 31, 2013 and December 31, 2012, respectively.

Available-for-sale financial assets include the following:

In millions of USD	December 31, 2013	December 31, 2012
Listed securities:
Floating-rate Notes in U.S. dollars	30	30
Debt securities	-	150
Unlisted equity securities:
Equity securities – Euro zone countries	10	10
Equity securities – US	-	-
Total	40	190

Available-for-sale financial assets are denominated in the following currencies:

In millions of USD	December 31, 2013	December 31, 2012
Euro	10	10
US dollar	30	180
Total	40	190

For further details on STMicroelectronics’ available-for-sale financial assets, see note 7.6.13 of the consolidated financial statements of STMicroelectronics.

8.3.8. Group Companies Short-term Loans

Group companies short-term loans consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
STMicroelectronics Ltd. (Israel)
Loan due 2014 bearing interest at 3-month LIBOR	4	4
STMicroelectronics Finance B.V (Netherlands)
Loan due 2014 bearing interest at 1-month EURIBOR	274	17
STMicroelectronics Inc. (USA)
Loan due 2014 bearing interest at 3-month LIBOR + 0.375%	27	27
STMicroelectronics Finance II N.V.
Loan due 2014 bearing interest at 1-month LIBOR + 0.25%	301	222
Total short-term intercompany loans	606	270

8.3.9. Other Group companies receivables and payables

In millions of USD	December 31, 2013	December 31, 2012*
Other receivables (advances)	1,905	1,334
Total group companies Receivables	1,905	1,334
Other payables	35	84
Other group companies payables	35	84
Short-term notes payable	2	3
Total group companies Payables	37	87

Group companies short-term notes payable consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Proton World International N.V.
Note due 2013 bearing interest at 3-month EURIBOR + 0.0625%	2	3
Total short-term intercompany notes payable	2	3

8.3.10. Shareholder’s equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2013	1,249	2,037	2,882	(239)	1,265	1,209	(1,172)	7,231
Net Result			(1,172)				1,172	-
Rights acquired on vested stock awards				27				27
Stock-based compensation			(27)		23			(4)
Dividends paid			(356)					(356)
Net result							(548)	(548)
Unrealized gain (loss) on debt securities					1			1
AOCI - Pension plan			70					70
Unrealized gain (loss) on derivatives, net of tax						4		4
ST-Ericsson deconsolidation			(196)		43			(153)
Translation adjustment*	57				(57)	105		105
Balance December 31, 2013	1,306	2,037	1,201	(212)	1,275	1,318	(548)	6,377
*
The share capital of STMicroelectronics is denominated in Euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.3791). The translation differences are taken to Other reserves.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2013 the number of shares of common stock issued was 910,703,305 shares (910,559,805 at December 31, 2012).

As of December 31, 2013 the number of shares of common stock outstanding was 890,606,763 (887,953,202 at December 31, 2012).

The Euros equivalent of the issued share capital at December 31, 2013 amounts to €947,131,437 (2012: €946,982,197). For the changes in issued and paid in capital, additional paid in capital and other reserves, see the consolidated financial statements of STMicroelectronics.

Other reserves and legal reserve consist of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments. Non distributable reserves in the subsidiaries amount to $330 million in 2013.

For the year ended December 31, 2012*

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2012	1,225	2,037	2,646	(271)	1,481	1,105	581	8,804
Restatement of opening balance			(97)					(97)
Net Result			581				(581)	-
Rights acquired on vested stock awards				32				32
Stock-based compensation			(32)		10			(22)
Dividends paid			(355)					(355)
Net result							(1,172)	(1,172)
Unrealized gain (loss) on debt securities					6			6
AOCI - Pension plan			(64)					(64)
Unrealized gain (loss) on derivatives, net of tax						40		40
Convertible debt equity component			203		(208)			(5)
Translation adjustment	24				(24)	64		64
Balance December 31, 2012	1,249	2,037	2,882	(239)	1,265	1,209	(1,172)	7,231
*
The 2012 figures have been restated following the introduction of the revised IFRS accounting standard IAS 19R “Employee benefits” on January 1, 2013. See 8.3.2. Basis of presentation for more details.

Treasury stock

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, STMicroelectronics acquired 29,520,220 shares as at December 31, 2008, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intents to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under STMicroelectronics’ share based remuneration programs on non-vested shares including such plans as approved by the Annual General Meeting of Shareholders between 2005 and 2013. As of December 31, 2013, 9,423,678 of these treasury shares were transferred to employees under STMicroelectronics’ share based remuneration programs of which 2,510,061 in the year ended December 31, 2013.

As of December 31, 2013, STMicroelectronics owned a number of treasury shares equivalent to 20,096,542.

Non Distributable Reserve

The amount of the non-distributable reserve was $2,624 million and $2,458 million in the year 2013 and 2012, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

8.3.11. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of:

In millions of USD	December 31, 2013	December 31, 2012
Dividends payable to Shareholders	89	89
Trade payable	-	1
Deferred consideration to ST-Ericsson SA	50	-
Other liabilities	6	4
Total other payables and accrued liabilities	145	94

8.3.12. Long-term debt

Long-term debt consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Long-term credit facilities	809	540
Total long-term debt	809	540
Current portion of credit facilities	202	143
Total current portion of long-term debt	202	143

Convertible debt

In February 2006, the Group issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Group of $974 million less transaction fees. On February 23, 2012, certain holders redeemed 190,131 of the 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, the Group accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, the Group published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued. The result of these transactions in 2012 is summarized as follows:

In millions of USD	Put option exercise / Sweep-up redemption
Principal amount repurchased/redeemed	200
Decrease in value of liability component of 2016 convertible bonds	190
Decrease in value of equity component of 2016 convertible bonds	4
Loss on repurchase of 2016 convertible bonds	23
Cash consideration	219

The residual amount of the equity component was then reclassified from “Other Reserves” to “Retained Earnings”.

Credit facilities

The Company had unutilized committed medium term credit facilities with core relationship banks totaling $730 million. The Group also has three committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $97 million remained outstanding as at December 31, 2013. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $163 million remained outstanding as at December 31, 2013. The third one, signed in 2010 as a €250 million multi-currency loan for R&D programs in Europe, was fully drawn in 2012 in USD for $321 million, of which $281 million remained outstanding as at December 31, 2013. A new EIB loan was executed in March 2013 for an amount of €350 million and was fully drawn in U.S. dollars for $471 million.

Long-term debt credit facilities

In millions of USD	December 31, 2013	December 31, 2012
Balance at beginning of the year	683	466
Credit facilities increase	471	320
Credit facilities repayment	(143)	(103)
Balance at end of the year	1,011	683
Out of which short-term	202	143
Out of which long-term	809	540

8.3.13. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2013	December 31, 2012
Micron – Pension fund	17	26
Micron – Tax claw back provision	24	26
Deferred tax liabilities	-	1
Other non-current liabilities	1	3
Total	42	56

Loans and banks

STMicroelectronics has revolving lines of credit agreements with several financial institutions totaling $730 million at December 31, 2013 (2012: $490 million). At December 31, 2013 and 2012 no amounts were drawn on these available lines of credit.

8.3.14. Guarantees and contingencies

Guarantees given by STMicroelectronics to its affiliates for the benefit of third parties amounted to approximately $681 million at December 31, 2013 as detailed in Note 8.3.16 (2012: $1,123 million).

As from 22 August 2013, STMicroelectronics N.V. assumes joint and several liability for all debts arising from legal acts for STMicroelectronics International N.V., STMicroelectronics Finance II N.V. and STMicroelectronics Finance B.V., all in accordance with section 2:403 Dutch Civil Code.

There is no other type of contingencies as of December 31, 2013 and 2012.

8.3.15. Wages, salaries and social charges

In millions of USD	December 31, 2013	December 31, 2012
Wages and salaries	3	3
Social charges	-	-
Pension service costs	-	1
Other employee benefits	-	-
Total	3	4

The average number of persons employed by STMicroelectronics during the year ended December 31, 2013 was 19 out of which 7 outside The Netherlands (2012: 18 out of which 7 outside The Netherlands).

8.3.16. Commitments

STMicroelectronics’ commitments as of December 31, 2013 were as follows:

In millions of USD	Total	2014	2015	2016	2017	2018	There- after
Operating leases	-	-	-	-	-	-
Other purchases	53	4	4	4	4	4	32
Long term debt obligations (including current portion)	1,011	202	182	173	99	99	257
Pension obligations	2	-	-	-	1	-	1
Other non-current liabilities	41	-	26	2	2	2	10
Total	1,107	206	212	179	106	105	300

Other commitments

STMicroelectronics has issued guarantees totaling $681 million related to its subsidiaries debt and other obligations. Out of this, €88 million related to STMicroelectronics Finance B.V.’s obligation under the €350 million EIB credit facilities.

8.3.17. Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2013	December 31, 2012
Sales & other services	-	-
Other purchases	2	-
Accounts receivable	-	-
Accounts payable	-	-

Remuneration to managing board and supervisory board members

For details on the remuneration to Managing Board and Supervisory Board members, see the consolidated financial statements of STMicroelectronics (Note 7.6.33).

Auditors’ fees

The following audit fees were expensed in the income statement in the reporting period:

In USD	December 31, 2013	December 31, 2012
Audit of the financial statements	6,154,142	6,745,561
Other audit procedures	23,527	15,817
Tax services	41,577	34,855
Total	6,219,246	6,796,233

The fees listed above relate only to the procedures applied to STMicroelectronics and its consolidated group entities by PwC. The procedures were applied by audit firm’s member of the PwC network. In 2013, the fees related to services provided by PricewaterhouseCoopers Accountants N.V. totaled $53,400 ($42,000 in 2012).

April 28, 2014

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Didier Lombard (Chairman)
Bruno Steve (Vice-Chairman)
Jean d’Arthuys
Janet G. Davidson
Jean-Georges Malcor
Alessandro Ovi
Alessandro Rivera
Martine Verluyten
Tom de Waard

9.    Other information

9.1. Auditors’ report

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented on the following pages in this annual report.

9.2. Appropriation of results – provisions in company’s articles of association

The Supervisory Board, upon the proposal of the Managing Board, is allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the Annual General Meeting of Shareholders’.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

Proposed cash dividend and retained earnings and dividend policy

Upon the proposal of the Managing Board, the Supervisory Board will propose to the 2014 Annual General Meeting of Shareholders to allocate the loss for the 2013 financial year to the retained earnings and, in line with our Dividend Policy, to propose a quarter cash dividend of US$0.10 per common share in the second quarter of 2014 and a quarter cash dividend of US$0.10 per common share in the third quarter of 2014 as further described in the AGM agenda and explanatory notes thereto.

9.3. Branches

The company has a branch in Switzerland, located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva.

Auditor’s report

To the General Meeting of STMicroelectronics N.V.

Report on the financial statements

We have audited the accompanying financial statements 2013 of STMicroelectronics N.V., Amsterdam as set out in section 7 and 8. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2013, the consolidated income statement, the consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2013, the company statement of income for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

The Managing Board’s responsibility

The Managing Board is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the Managing Board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing Board is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Managing Board, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2013, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2013, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Managing Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the Report of the Managing Board, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Amsterdam, April 28, 2014
PricewaterhouseCoopers Accountants N.V.

I. Linnemeijer RA

10.      Important dates

April 28, 2014: Q1 2014 Earnings Release

April 29, 2014: Q1 2014 Earnings Conference Call

June 13, 2014: 2014 Annual General Meeting of Shareholders

Please consult our website www.st.com for the latest important dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 30, 2014	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services